

2025 ANNUAL REPORT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended September 26, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period From   To

Commission File Number: 001-32431

▶◀ Dolby

DOLBY LABORATORIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	**90-0199783**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1275 Market Street	
San Francisco California	**94103-1410**
(Address of principal executive offices)	(Zip Code)

(415) 558-0200

Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, $0.001 par value	DLB	The New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

Title of each class

Class B common stock, $0.001 par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☐
	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

The aggregate market value of the voting common equity held by non-affiliates of the registrant as of March 28, 2025 was $3.0 billion. This calculation excludes the shares of Class A and Class B common stock held by executive officers, directors and stockholders whose combined ownership of Class A and Class B common stock exceeds 5% of the shares of Class A common stock outstanding as of March 28, 2025. This calculation does not reflect a determination that such persons are affiliates for any other purposes.

On October 24, 2025, the registrant had 60,845,846 shares of Class A common stock, par value $0.001 per share, and 34,660,045 shares of Class B common stock, par value $0.001 per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Definitive Proxy Statement to be filed with the Commission pursuant to Regulation 14A in connection with the registrant's 2026 Annual Meeting of Stockholders, to be filed subsequent to the date hereof, are incorporated by reference into Part III of this Report. Such Definitive Proxy Statement will be filed with the Securities and Exchange Commission not later than 120 days after the conclusion of the registrant's fiscal year ended September 26, 2025. Except with respect to information specifically incorporated by reference in this Form 10-K, the Definitive Proxy Statement is not deemed to be filed as part of this Form 10-K.

DOLBY LABORATORIES, INC.
FORM 10-K
For the Fiscal Year Ended September 26, 2025
TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

GLOSSARY OF TERMS

The following table summarizes certain terms and abbreviations that may be used within the text of this report:

Abbreviation	Term
AAC	Advanced Audio Coding
AFS	Available-For-Sale (Securities)
AOCI	Accumulated Other Comprehensive Income (Loss)
API	Application Programming Interface
APIC	Additional Paid In-Capital
ARPU	Average Revenue Per Unit
ASC	Accounting Standards Codification
ASU	Accounting Standards Update
AVC	Advanced Video Coding
AVR	Audio/Video Receiver
CE	Consumer Electronics
CODM	Chief Operating Decision Maker
COSO	Committee of Sponsoring Organizations (of the Treadway Commission)
DD	Dolby Digital®
DD+	Dolby Digital Plus™
DMA	Digital Media Adapter
DTV	Digital Television
DVD	Digital Versatile Disc
EPS	Earnings Per Share
ESP	Estimated Selling Price
ESPP	Employee Stock Purchase Plan
FASB	Financial Accounting Standards Board
FCPA	Foreign Corrupt Practices Act
G&A	General and Administrative
HDR	High-Dynamic Range
HE-AAC	High Efficiency Advanced Audio Coding
HEVC	High Efficiency Video Coding
IC	Integrated Circuit
IBR	Incremental Borrowing Rate
IP	Intellectual Property
LP	Limited Partner/Partnership
NOL	Net Operating Loss
OECD	Organization For Economic Co-Operation and Development
OEM	Original Equipment Manufacturer
OTT	Over-The-Top
PC	Personal Computer
PCS	Post-Contract Support
PLF	Premium Large Format
PP&E	Property, Plant, and Equipment
PSO	Performance-Based Stock Option
PSU	Performance-Based Restricted Stock Unit
R&D	Research and Development
ROU	Right-Of-Use
RSU	Restricted Stock Unit
S&M	Sales and Marketing
SEC	U.S. Securities and Exchange Commission
SERP	Supplemental Executive Retirement Plan
STB	Set-Top Box
TSR	Total Stockholder Return
U.S. GAAP	Generally Accepted Accounting Principles in the United States
VVC	Versatile Video Coding

FORWARD LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements reflecting our current expectations that are subject to risks and uncertainties, including, but not limited to statements regarding: operating results and underlying measures and the effect of acquisitions; demand and acceptance for our technologies and products; the effect of macroeconomic factors on our business; market growth opportunities and trends, including artificial intelligence and new technologies; the development and launch of new products, features, and platforms; our ability to maintain key partnership relationships; our plans, strategies and expected opportunities, including for our licensing business; future competition; our stock repurchase plan; and our dividend policy. Use of words such as "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential," "continue," "intend," "could," "can," "would," "target," "goal," "outlook," "project," "contemplate," "future," or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions indicates a forward-looking statement. Such forward-looking statements are based on management's reasonable and current assumptions and expectations, but such statements inherently involve substantial risks and uncertainties. Actual results may differ materially from those discussed in these forward-looking statements due to a number of factors, including but not limited to the risks set forth in Part I, Item 1A, "Risk Factors" and key challenges set forth in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations." Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Annual Report on Form 10-K, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. We disclaim any duty to update any of the forward-looking statements after the date of this Annual Report on Form 10-K to conform our prior statements to actual results.

PART I

ITEM 1. BUSINESS

OVERVIEW

Founded in 1965, we are in the business of improving entertainment experiences by inventing and innovating technologies that advance audio and video capture, transmission, and playback. We enable highly compelling experiences in movies and TV shows, music, sports and more by meeting the needs of content creators, distributors, and consumer electronics manufacturers. We have been at the forefront of multiple audio and video revolutions over the last sixty years including the transitions from mono to stereo then surround, analog to digital, and terrestrial broadcasting to streaming. Our strength and durability stem from our ability to combine our expertise in signal processing with our close relationships with artists and other industry experts to continually bring to the creative community technology that allows them to express themselves in new and compelling ways.

Dolby is synonymous with high-quality entertainment from a consumer perspective and has become critical to makers of consumer electronic devices as our technology is an important component in the creation and delivery of audio and video content. While some of our technology represents relatively elemental functions like audio signal compression that enable playback, we also offer technology that is innovating in emerging categories including spatial audio and high contrast video. We derive the majority of our revenue from licensing audio and video technology to electronics manufacturers, and a lesser portion of our revenue by offering premium audio and video technologies to cinema exhibitors.

STRATEGY

Key elements of our strategy include:

Advancing the Science of Sight and Sound.   We apply our understanding of the human senses, audio, and imaging engineering by collaborating with music, TV and movie creators, and innovating in emerging categories like user-generated content, sports and podcasts, to develop and update technologies aimed at enabling and improving how people experience and interact with entertainment content.

Delivering Superior Creative Experiences.   We promote the use of our solutions as creative tools that allow filmmakers, musical artists, sound mixers, and other content creators and providers to fully express their creative intent to their audiences. Our technologies and solutions significantly improve delivery and playback so that consumers may enjoy richer, clearer, and immersive sound and sight experiences.

Building Ecosystems that Benefit from and Sustain Demand for our Solutions.   We work closely with content creators, content distributors, and device makers to enable them to deliver great experiences to their audiences, creating a virtuous cycle of product development, improved experiences, and sustained demand for our solutions. We also work closely with technology developers to create and promote standardized technologies that enable content to be enjoyed any place, any time on a broad range of devices.

Expanding the Reach of our Technologies.   We look for new and innovative ways to apply our expertise in the science of sight and sound to expand the reach of our technologies to new content, media, devices and audiences.

PRODUCTS AND REVENUE GENERATION

We generate most of our revenue by licensing technology, our brand, and patents to device manufacturers, and selling cinema hardware and services to movie exhibitors.

The following table presents a summary of the composition of our revenue for all periods presented. Refer to Note 2 "*Summary of Significant Accounting Policies*" and Note 3 "*Revenue Recognition*" for further detail.

| | Fiscal Year Ended | | |
Revenue	September 26, 2025	September 27, 2024	September 29, 2023
Licensing	93%	93%	92%
Products and services	7%	7%	8%
Total	**100%**	**100%**	**100%**

Licensing

The two primary components of our licensing business are Branded Technologies which include Branded Audio Codecs, Dolby Atmos, and Dolby Vision, and Patents, which include Audio Patents and Imaging Patents.

We generated over 90% of our revenue in fiscal 2025 from agreements to license branded technology and patents that enable approximately 1,000 electronic device manufacturers to enable and enhance the audio and visual capabilities of their products by incorporating our technology.

Branded Technology Licensing

Dolby branded technologies enable compelling audio and video experiences for consumers and offer seamless integration and reliability in devices in which they are incorporated. Dolby branded technologies enjoy widespread adoption, are occasionally mandated as standards, and are frequently considered fundamental to a wide variety of devices and types of entertainment content, including movies, TV shows, sports and music.

Our branded technology solutions are complete solutions. We provide licensees with software, patent rights, and know how to enable content creation, delivery, and playback. Our branded offerings are distinguished by a focus on ease of adoption and deployment. Additionally, our device partners derive value from the use of the Dolby brand, which is synonymous with high quality entertainment.

Dolby branded technologies are part of a unique and broad ecosystem that includes content creators, distributors (such as streaming media companies and broadcasters), and device manufacturers. Initial ecosystem adoption of these technologies yields a virtuous cycle. The more content made available using our branded technologies, the higher the likelihood that more devices embed our technology to facilitate the playback of that content. The more device manufacturers include our technology, the more content creators and distributors want to make content available in Dolby formats.

Branded Audio Codecs

A significant portion of our branded licensing is centered on audio codecs: compression and decompression technologies for audio. The most important of these are the following:

- *DD+.* DD+ is an advanced surround sound audio codec technology that enables the Dolby audio experience across home theaters, smartphones, operating systems, and browsers. A versatile, bandwidth efficient and scalable home theater grade audio codec for A/V content, DD+ is designed to deliver up to 7.1 channels of surround sound across multiple platforms and content types.

- *Dolby AC-4.* Dolby AC-4 is an audio codec that uses cutting edge compression to deliver equivalent experiences at half the bitrate of DD+, its predecessor. Dolby AC-4 matches the delivery method with the optimal configuration, enabling encodes tailored for broadcast or streaming and catering to headphone or speaker playback. It is also capable of delivering enhanced, user-configurable, and accessible experiences. The Dolby AC-4 coding system utilizes new aspects of object audio for features like dialogue enhancement or commentator substitution.

Dolby Atmos and Dolby Vision

Dolby Atmos and Dolby Vision are Dolby's next generation of branded licensing products. They represent significant innovations, and enable consumers to enjoy increasingly immersive audio and video experiences. Dolby Atmos and Dolby Vision include encoding technologies that artists use to create more compelling and immersive audio and video experiences, as well as a set of decoding technologies that device manufacturers include on their devices to decode the content the artists have created.

- *Dolby Atmos.* Dolby Atmos is the evolution of surround sound technology that creates a three-dimensional audio experience with object-based sound technology with up to 128 audio objects that can be positioned anywhere to allow for precise placement and movement of sound in a three-dimensional space. This is achieved by adding height channels and spatially encoded digital signals. Dolby Atmos can adapt to varied playback environments and devices, including stereo headphones, speakers, receivers, TVs, soundbars, AVRs, and automotive systems.

- *Dolby Vision.* Dolby Vision is a visual technology that uses HDR to improve the quality of images in movies, TV shows, sports, and games. Dolby Vision is designed to make images appear more realistic by enhancing details in both dark and bright areas, and by increasing brightness, increasing the range of colors, and depicting deep blacks. It includes dynamic metadata that adjusts the picture based on a display's capabilities on a per-frame or per-shot basis.

A device must support Dolby Atmos and Dolby Vision to fully experience content in Dolby Atmos and Dolby Vision. Ecosystems for these products flourish because creatives appreciate that creating content using Dolby Atmos and Dolby Vision tools enables them to express their creativity in unique and compelling ways. Distributors see value in distributing this differentiated content. Device manufacturers understand that consumers want to enjoy content in the highest quality possible and will express a preference for devices with Dolby Atmos and Dolby Vision playback.

The amount of content created in Dolby Atmos and Dolby Vision is large and growing. In addition to strong momentum in music, TV shows and movies, we are also seeing strong global momentum in user-generated content, audio books, and live sports. We believe that this growing body of Dolby Atmos and Dolby Vision content provides device manufacturers with an incentive to license our technology in order to make it available to their customers.

Revenue Generation

We license our branded technologies via a direct sales force that works with approximately 1,000 consumer electronics manufacturers all over the globe. Licensing usually occurs in two stages. First, we license to semiconductor manufacturers who incorporate our technologies in ICs that they sell to OEMs of consumer entertainment devices. These semiconductor licensees pay us a nominal initial fee for use of our technology and the services that we provide in their implementation process. Second, we license OEMs, who are then authorized to purchase chips from the chip makers, and incorporate those chips into Dolby-approved products. In addition to the two-stage model, we also license directly to integrated chip and device makers.

Our branded licensing customers typically enter into a per unit royalty arrangement whereby they pay us for each unit they sell. In accordance with U.S. GAAP, we estimate the number of units each customer sells every quarter and record it as revenue, and then true up that estimate when we get the actual unit sales data, typically one quarter in arrears. This method can lead to variability in revenue in any given quarter.

Some of our customers choose to enter into a minimum volume commitment where they commit to a certain minimum number of devices in exchange for a lower price per unit. If the customer sells more than the number of units they committed to, they pay a set per unit royalty for each incremental unit. These are annual and sometimes multiyear deals, where the value of the committed volume is generally recognized as revenue up front. These contract structures, as well as the occasional fixed fee contract whereby a licensee pays for unlimited units, are often selected by large customers and can also lead to variability in quarterly revenue.

We price our products based on value and volume, among other factors.

With respect to value, the advanced features of Dolby Atmos and Dolby Vision enhance the audio and video capabilities of our consumer electronics OEM partners' products and many of those partners can charge a premium for devices that include these technologies. Branded audio codecs can be implemented standalone but are necessary components for an effective Dolby Atmos implementation. Generally, the more technologies a customer licenses, the higher the total royalty per device.

Higher volumes generally equate to lower prices. This dynamic manifests at a market level for device families that represent significant volume. For example, in 2024, there were over one billion mobile devices, approximately 200 million TVs and, according to Wards Intelligence, an Auto Research firm, approximately 90 million cars sold. Accordingly, ARPU for cars is higher than ARPU for TVs, which is higher than ARPU for mobile phones.

Patent Licensing

We generate patent licensing revenue primarily from licensing Dolby-owned patents essential to standardized audio and video technologies. These technologies are fundamental to the capture, storage, transmission and playback of audio and video, and are embodied in billions of products sold each year throughout the world, including streaming devices, televisions, gaming consoles, automotive media consoles and security cameras.

Technology Standards

The standardized technologies at the core of our patent licenses are generally developed in an open, collaborative process under the auspices of international standard-setting organizations like ETSI, ISO, IEC and/ or ITU. Active participants are leaders in the field, and often include businesses (large and small), research institutes, and universities. Participants, including Dolby, contribute specialized expertise and/or technology with the goal of creating common industry solutions to address technical challenges. Given the collaborative and meritocratic nature of the standardization process, the resulting technology solution is both state-of-the-art and designed to meet the requirements of the market, increasing the likelihood of industry adoption.

For audio and video codecs, the standardization process is centered on creating interoperable solutions that work in a uniform manner despite increasingly complex device requirements. The resulting standardized technologies are intended to connect billions of disparate devices worldwide in a way that allows for seamless communication. These technology standards have played an essential role in advancing the technology of media capture, storage, transmission and playback through multiple generations of technological development. For example, the AVC codec helped enable standard-definition streaming over the internet, while the next-generation HEVC codec optimized streaming for higher-definition formats like 4K.

Looking forward, Dolby intends to continue to actively participate (both in standards bodies and independently) in the development of next-generation standardized audio and video technologies and, in particular, we are exploring the use of artificial intelligence in the development and use of audio and video codecs.

Key Current Programs

The majority of revenue from Dolby's patent licensing comes from licensing standard essential patents associated with standardized AAC, AVC and HEVC codecs, each of which is described below.

- *AAC, HE-AAC and Extended HE-AAC.* The AAC family of audio codecs comprises some of the most efficient audio coding technologies available today. These codecs are designed to provide high quality audio at lower bitrates than prior coding formats. The AAC family of codecs is widely deployed across most consumer media playback devices.

- *AVC.* The AVC digital video codec is highly efficient and is widely implemented in video playback devices including STBs, mobile devices, cameras, and broadcast television services and other products. AVC is the most widely deployed video codec used by broadcasters and video streaming companies.

- *HEVC.* HEVC is a next-generation digital video codec that compresses video more efficiently than AVC, leading to an average bitrate reduction of up to 50%. HEVC enables the distribution of higher-quality video, such as 4K streaming. HEVC is especially useful for streaming video on mobile devices, where data usage and processing power are often limited.

In addition, we also license patents essential to other audio, video, and communications codec technologies, such as AV1, MPEG H, Opus, and VVC. These technologies and licensing programs are in earlier phases of technology adoption and licensing program maturity.

Revenue Generation

Given the collaborative nature of the standardization process, Dolby generally owns only a portion of the patent rights in the resulting standard. As such, patent licensing solutions are not Dolby-branded, and we can directly offer licensees only a portion of the rights necessary to practice the relevant standard.

Our preferred solution to these ownership dynamics is the patent pool.

A patent pool is a collaborative structure administered by a patent pool administrator and comprised of multiple patent owners (referred to as licensors) who agree to jointly license their patents relevant to a particular technology. There can be dozens of licensors contributing IP to a patent pool for a standardized technology.

By bringing together multiple patent owners to offer a combined solution, pools offer a number of advantages over direct licensing, including the following:

- Pools dramatically decrease transaction costs for most licensees and, to a lesser extent, for most licensors;

- Pools offer licensees relatively simple access to fundamental technology in a simplified 'one-stop shop,' enabling licensees to focus their resources on developing their own products and technologies;

- Pools enable widespread, rapid adoption of a technology, which accelerates research into subsequent technologies and catalyzes downstream competition;

- Pools allow licensors like Dolby to focus on innovation rather than sales, marketing, and licensing activities; and

- The pool structure naturally leads to more transparent and consistent licensing terms.

Patent pools employ a variety of licensing revenue models, including per-unit and fixed-fee royalties, and sometimes include royalty caps or committed volume arrangements in exchange for a lower price per unit. The fees charged for licensing pooled patents are initially determined by market forces—a careful balance of the need to compensate innovators with the desire to develop an active licensee base. This balance of licensor and licensee interests is also a core consideration in the development of non-fee licensing terms.

Licensing fees collected from companies implementing the technology are distributed to the licensors by the patent pool administrator after deducting an administration fee. Royalty share among the pool licensors is determined based on the value of the patents each licensor contributes to the pool, as governed by allocation rules negotiated among the pool licensors.

We operate as licensors in patent pools administered by several patent pool administrators including Access Advance LLC ("Access Advance"), Sisvel, Via Licensing Alliance LLC ("Via LA") and Vectis. We are a majority stockholder and licensor in Via LA, which we co-own with Philips and Mitsubishi. We hold a minority ownership interest in Access Advance. Patent pool administration fees are paid as a percentage of royalties collected for services rendered by the pool administrator such as royalty collection, allocation and compliance, financial reporting, and tax planning and preparation.

The vast majority of our patent licensing revenue comes from patent pools in the form of royalties, and a minority of our patent licensing revenue is generated from bilateral licensing agreements between Dolby and licensees, with licensing fees negotiated directly with the licensee. We also generate revenue from Via LA administration fees.

Recoveries

We also generate licensing revenue via recoveries, which is revenue attributable to unlicensed or under-reported distribution of products incorporating our technologies in prior periods. Recoveries arise in the context of both branded technology licensing and patent licensing, and usually result from a settlement following a licensee audit under an existing license agreement, or as part of back-royalties paid in connection with a license agreement with a new licensee. Within the Results of Operations section of Part II, Item 7 "*Management's Discussion and Analysis of Financial Condition and Results of Operations*", revenue attributable to previous periods' usage including settlements are collectively referred to as "recoveries." Recoveries are a recurring element of our business and are subject to fluctuation and unpredictability.

Dolby Cinema

We leverage our universe of creative talent to bring the highest quality experiences to our exhibitor partners. Dolby Cinemas are PLF cinemas that deliver a Dolby branded premium cinema offering with Dolby Vision, Dolby Atmos, and a proprietary Dolby theater design. We typically provide Dolby Cinema exhibitors with the requisite Dolby technology at minimal or no upfront cost and generate revenue from these sites through a share of box office receipts, which we recognize as licensing revenue. Dolby Cinemas deliver a unique, high-end theatre experience, that is different from competing PLFs as well as our exhibitor partner's other theaters that use Dolby manufactured and distributed cinema hardware, including those that may utilize Dolby Atmos and/or Dolby Vision.

Products and Services

Cinema Products and Services

We design and manufacture audio, imaging, accessibility, and other hardware and software solutions primarily for the cinema, with occasional applications in the television, broadcast, and live entertainment industries.

Cinema Imaging Products include digital cinema servers used to load, store, decrypt, decode, watermark and playback digital film files for presentation on cinema projectors. It also includes software used to encrypt, encode, and package digital media files for distribution.

Cinema Audio Products include cinema processors, amplifiers and loudspeakers used to decode, render and optimally play back digital cinema soundtracks, including those using Dolby Atmos.

In addition, we offer various services to support theatrical and television production for cinema, broadcast, and home entertainment, including equipment training and maintenance, mixing room alignment, equalization, as well as audio, color, and light image calibration. We also provide PCS for products sold and equipment installed at Dolby Cinema theaters operated by exhibitor partners, and we support the implementation of our technologies into products manufactured by our licensees.

Revenue Generation

We generate revenue from Dolby Cinema Products by selling and leasing products to exhibitors, excluding Dolby Cinemas, and offering PCS to exhibitors.

Dolby OptiView

Dolby OptiView (previously named Dolby.io) is powering immersive, interactive, and social experiences with real-time engagement for live events, especially sports. Dolby OptiView leverages Dolby's six decades of experience in the science of sight and sound to deliver video with clarity, depth and detail via our unique content delivery system which ensures a high quality, synchronized viewer experience across the globe. This enables our customers to engage viewers effectively with near real time interaction tools that will strengthen connections and drive participation.

Revenue Generation

Dolby OptiView is a software as a service (SaaS) product licensed directly to enterprises via a consumption-based revenue model.

SALES AND MARKETING

Our marketing efforts focus on cultivating strong relationships with consumers, creators and our partners in an effort to share how Dolby's innovations in product and services transform entertainment experiences. We sell our solutions primarily using an internal sales organization to various customers in the markets where we operate. We also license our technologies and IP indirectly through patent pools, where owners of IP covering technology standards aggregate their patents and offer the pooled patents to implementers through patent pool licensing administrators who are responsible for the sales and marketing of the pooled patents. We maintain more than 20 sales offices in key regions around the globe.

We promote our solutions and our brand through industry events such as tradeshows, film festivals, movie premieres, product launches, as well as through our website, public relations, direct marketing, co-marketing programs, and social media. In addition, we hold the naming rights to the Dolby Theatre, home to the Academy Awards® in Hollywood, California, where we showcase our technology and host high-profile events. We also hold the naming rights to Dolby Live at the Park MGM in Las Vegas, Nevada. Dolby Live is a fully integrated performance venue offering live concerts in Dolby Atmos.

END MARKETS

We generated 93% of our revenues in fiscal 2025 by licensing technology, brand, and patents, primarily to device manufacturers. The following table presents the end market composition of revenue from our licensing business for all periods presented:

	Fiscal Year Ended			
Market	**September 26, 2025**	**September 27, 2024**	**September 29, 2023**	**Main Components of Each Category**
Broadcast	34%	35%	38%	Televisions and STBs
Mobile	22%	20%	20%	Smartphones and Tablets
CE	12%	14%	14%	DMAs, Blu-ray Disc devices, AVRs, Soundbars, and DVDs
PC	12%	12%	10%	Windows and macOS operating systems and devices
Other	20%	19%	18%	Dolby Cinema, Gaming consoles, Automotive, and Patent pool administrative fees
Total	**100%**	**100%**	**100%**	

INTELLECTUAL PROPERTY

Our base of IP assets includes patents, trademarks, copyrights, and trade secrets developed based on our technical expertise.

As of September 26, 2025, we had approximately 28,400 issued and effective patents and approximately 6,100 pending patent applications in more than 200 jurisdictions throughout the world. In fiscal 2025, we were issued 4,179 new patents.

We pursue a general practice of filing patent applications for our technologies in the United States and foreign countries where our customers manufacture, distribute, or sell licensed products. We actively pursue new applications to expand our patent portfolio to address new technological innovations, and we also make strategic acquisitions of technology and patents from time to time. We have multiple patents covering aspects and improvements for many of our technologies.

Our issued patents expire at various times, ranging from 2025 through 2047. For a discussion of certain risks related to patent expiration, please refer to Part I, Item 1A *"Risk Factors"* in this annual report on Form 10-K, under the heading "*Our revenue could decline if we are unable to maintain patent coverage for our technologies.*"

We have approximately 1,500 trademark registrations throughout the world for a variety of wordmarks, logos, and slogans. Our trademarks cover our various products, technologies, improvements, and features, as well as the services that we provide. These trademarks are an integral part of our technology licensing program, and licensees typically elect to place our trademarks on their products to inform consumers that their products incorporate our technology and meet our quality specifications.

We protect our IP rights both domestically and internationally. From time to time, OEMs have failed to report or have underreported shipments of their products that incorporate our technologies. We anticipate that such issues will continue to occur. Accordingly, we have taken steps in the past to enforce our IP rights and expect to continue doing so in the future.

RESEARCH AND DEVELOPMENT

We conduct R&D activities at numerous locations in the U.S. and internationally. Dolby's history of innovation has resulted in many forms of IP. This IP generates licensing revenue that enables us to fund and pursue further innovation.

Most of our R&D resources are focused on audio and video technologies for consumer entertainment. A significant portion of the R&D budget is dedicated to forward looking research because innovation is a core and critical function at Dolby. The goal of our research teams is to maintain leadership in all our current markets while simultaneously inventing new experiences. Our researchers work on every stage in the product development cycle because the end markets we serve are constantly evolving to take advantage of the latest innovations, and keeping our offerings on the cutting edge helps us keep our partnerships strong and productive.

PRODUCT MANUFACTURING

Our hardware product quality is enabled through the use of well-established, and in some cases, highly automated, assembly processes along with rigorous testing of our products. We rely primarily upon contract manufacturers for the majority of our production capacity. We purchase components and fabricated parts from multiple suppliers; however, we rely on sole source suppliers for certain components used to manufacture our products. We source components and fabricated parts both domestically and internationally.

COMPETITION

The entertainment industry is highly competitive, and we face aggressive competition in all areas of our business. Some of our current and future competitors may have significantly greater financial, technical, marketing, and other resources than we do, or may have more experience or advantages in the markets in which they compete. In addition, some of our current or potential competitors may be able to offer integrated systems in certain markets for entertainment technologies, including audio and imaging, which could make competing technologies that we develop or acquire obsolete. By offering an integrated system solution, these potential competitors may also be able to offer competing technologies at lower prices than we can, which could adversely affect our operating results.

Many end products that include our audio and video technologies also include technologies developed by our competitors. We believe that the principal competitive factors in our markets include some or all of the following:

- Degree of access and inclusion in industry standards;

- Technological performance, flexibility, and range of application;

- Brand recognition and reputation;

- Timeliness and relevance of new product introductions;

- Quality and reliability of products and services;

- Relationships with producers, directors, and distributors in the film and television industry, with television broadcast industry leaders, with OTT industry leaders, and with the management of semiconductor and CE OEMs;

- Availability of compatible high quality audio and video content; and

- Price.

Certain foreign governments and industry participants have advanced arguments under competition laws that exert downward pressure on royalties for IP, which can impact the licensing fees that we are able to collect. The regulatory enforcement activities in such jurisdictions can be unpredictable.

Our technologies, products, and services span the audio and imaging sectors of several distinct and diverse industries, including the broadcast, mobile, consumer entertainment, PC, gaming, automotive, cinema, and other industries. The lack of a clear definition of the markets in which our products, services, and technologies are sold or licensed, the nature of our technologies, their potential use for various commercial applications, and the diverse nature of and lack of detailed reporting by our competitors, make it impracticable to quantify our position.

HUMAN CAPITAL

At Dolby, we strive to act as a good partner to our customers, employees, shareholders, and communities. We are committed to fostering a workplace environment in which every employee can contribute their fullest potential and make a positive impact through their roles.

Details of this work, along with our sustainability, social impact, employee wellbeing, and inclusion and belonging initiatives, are included in our Sustainability Report, and we encourage you to read it on our website to learn more. Nothing in our Sustainability Report shall be deemed incorporated by reference into this Annual Report on Form 10-K.

As of September 26, 2025, we had 2,051 employees worldwide, of whom 1,020 employees were based outside of the U.S. None of our employees are subject to a collective bargaining agreement.

Compensation and Benefits

We offer competitive compensation (including salary, incentive bonus, and equity) and benefits packages in each of our locations around the globe. In addition to comprehensive health benefits and the ESPP, depending on the location, employees may also enjoy free or subsidized fitness programs, commuter benefits, wellness credits, tuition reimbursement opportunities, and personal development courses, among other benefits.

Board Oversight of Human Capital Management

Through our Compensation Committee, our Board of Directors provides oversight of human capital matters. Our Nominating and Governance Committee works with the Board of Directors on management succession planning. The Board and Board committees are supported in these efforts by our management team and People, Legal and Compliance teams.

CORPORATE AND AVAILABLE INFORMATION

We were founded in London, England in 1965 and incorporated in the State of New York in 1967. We reincorporated in California in 1976 and reincorporated in Delaware in September 2004. Our principal corporate offices are located at 1275 Market Street, San Francisco, California 94103. Our telephone number is (415) 558-0200.

Our website is www.dolby.com. We make available on our website our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and any amendments to those reports, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Our SEC reports can be accessed through the Investor Relations section of our website at www.investor.dolby.com. The information found on our website is not part of this or any other report we file with or furnish to the SEC. The SEC also maintains a website that contains our SEC filings at www.sec.gov.

ITEM 1A. RISK FACTORS

The following risk factors and other information included in this Annual Report on Form 10-K should be carefully considered. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not currently known to us or that we currently deem less significant may also affect our business operations or financial results. If any of the following risks actually occur, our stock price, business, operating results and financial condition could be materially adversely affected.

REVENUE GENERATION

Markets We Target

Changing trends in content distribution and consumption may negatively impact our business. Changing trends in the way that content is distributed and consumed may impact our existing business and future opportunities for growth. One such trend has been the shift by consumers in certain markets away from subscription-based cable and satellite television providers toward streaming services, commonly referred to as "cord-cutting." While cable and satellite television often require a STB, consumers can also access streaming media through smart TVs or DMA devices. As consumers have trended toward canceling subscriptions to these traditional cable and satellite providers in favor of streaming media, we have observed declines in demand for STBs in certain regions. Other changes to the way content is distributed and consumed may impact our licensing and other businesses in a similar fashion, and we may not be able to anticipate and respond effectively to such future changes.

The mobile device market is concentrated and susceptible to competition and rapid change, which may negatively affect our penetration and pricing in that market. Successful penetration of the mobile device market is important to our future growth. The mobile device market, particularly smartphones and tablets, is characterized by rapidly changing market conditions, frequent product introductions and intense competition based on features and price. Our technologies usually are not mandated as an industry standard for mobile devices. We must continually convince mobile device OEMs and end users of mobile devices of the value of our technologies. With shorter product lifecycles, it is easier for mobile device OEMs to add or remove our technologies from mobile devices than it is for TV OEMs and other hardware OEMs. In addition, because the mobile industry is concentrated, we rely on a small number of partnerships with key participants in the mobile market. If we are unable to maintain these key relationships, we may experience a decline in mobile devices incorporating our technologies.

In order to increase the value of our technologies in the mobile market and increase OEM and software vendor demand for our decoding technologies, we have worked with online and mobile media content service providers to encode their content with our technologies. However, the online and mobile media content services markets are also characterized by intense competition, evolving industry standards and business and distribution models, disruptive software and hardware technology developments, frequent product and service introductions and short life cycles, and price sensitivity on the part of consumers, all of which may result in downward pressure on pricing or the removal of our technologies by these providers and may result in decreased revenue from our mobile market. Further, macroeconomic conditions such as inflation, trade barriers, geopolitical instability, global health risks, and other factors may adversely impact the ability of our partners to manufacture and distribute mobile devices and consumer demand for mobile devices.

Our revenue from the PC market is reliant on key partnerships and is vulnerable to macroeconomic risks. Our revenue from the PC market depends on several factors, including underlying PC unit shipments, the extent to which our technologies are included on computers, including through operating systems and various subsystems, and the terms of any royalties or other payments we receive. For example, beginning with PCs shipping with the 24H2 version of Windows 11, Microsoft changed the way Dolby's DD and DD+ decoders are provided to third party PC OEMs. For such devices, Dolby now distributes those codecs directly to PC OEMs instead of through Microsoft's Windows operating system. To the extent that PC manufacturers do not incorporate our technologies in current and future products, our revenue could be impacted. Further, we rely on a small number of partnerships with key participants in the PC market. If we are unable to maintain these key relationships, we may experience a decline in PCs incorporating our technologies. Demand for PCs has also fluctuated significantly in recent years. Macroeconomic conditions may also adversely impact PC manufacturing, supply chain and distribution, the timing of the adoption of our technologies into products by partners and licensees, and the timing of launches for new products.

The success of Dolby Cinema and cinema product sales are subject to a number of factors beyond our control, such as the production of films in Dolby formats and broader cinema industry conditions. Revenue from Dolby Cinema and cinema product sales is subject to our ability to develop and implement new technologies, the pace of construction or upgrade of screens, the financial stability of exhibitors, the advent of new or competing technologies, and the willingness of movie studios to produce films in our Dolby Atmos and Dolby Vision formats. Although we have invested a substantial amount of time and resources developing Dolby Cinema, and expect to continue to invest and build partnerships in connection with the launch of Dolby Cinema locations, we may not continue to recognize a meaningful amount of revenue from these efforts in the near future. Additionally, we collaborate with multiple exhibitors in foreign markets, including Asia, Europe, and the Middle East, and we may face a number of risks in expanding Dolby Cinema in these and other new international markets. The revenue we receive from Dolby Cinema exhibitors is based on a portion of box-office receipts from the installed theaters, and the timing of such theater installations is dependent upon a number of factors beyond our control. In addition, the success of our Dolby Cinema offering will be tied to the pipeline and success of motion pictures available at Dolby Cinema locations generally. The success of Dolby Cinema and cinema products depends in large part on our ability to differentiate our offering, deploy new sites and installations in accordance with plans, provide a compelling experience, and attract and retain a viewing audience. A decrease in our ability to develop and introduce new cinema products and services successfully could affect licensing of our consumer technologies, because the strength of our brand and our ability to leverage professional product developments to introduce new consumer technologies could be negatively impacted. To the extent that we do not make progress in these areas or are faced with pricing pressures or competing technologies, our revenue may be adversely impacted.

Our revenue and associated demand for Dolby Cinema and cinema products are affected by cinema industry and macroeconomic conditions, which are subject to risks including consumer trends and box office performance in general, delays in cinematic releases, the seasonality of film releases and associated moviegoing attendance, potential tariffs and other trade barriers, and other events or conditions in the cinema industry. For example, restrictions related to the COVID-19 pandemic and certain entertainment industry labor strikes resulted in reduced cinema attendance and box office receipts in the past. Such disruptions impacted, and potential similar disruptions in the future could potentially impact, revenue generated by Dolby Cinema theaters and exhibitors' willingness and ability to invest in Dolby Cinema and cinema products. Also, a portion of our opportunity lies in the China market, which is subject to unique economic and geopolitical risks. Furthermore, future growth of our cinema products offerings also depends upon new theater construction and entering into an equipment replacement cycle whereby previously purchased cinema products are upgraded or replaced. To the extent that such cinema industry and macroeconomic challenges constrain the growth of our Dolby Cinema and cinema products offerings, our revenue may be adversely impacted.

Customers

Our licensing business depends on the incorporation of our technologies into products and the sales of such products, which are, in large part, not within our control. Our licensing businesses depend on OEMs and other licensees to incorporate our technologies into their products. Our license agreements are typically non-exclusive, and frequently do not mandate use of our technologies. Our revenue will decline if our licensees choose not to incorporate our technologies into their products or if they sell fewer products incorporating our technologies.

The loss of a key licensee or customer may materially impact our revenue.   A small number of our licensees or other customers may represent a significant percentage of our Licensing, Products, or Services revenue. Customer demand for our technologies and products can shift quickly as many of our markets are rapidly evolving. In consumer electronic device markets, our technologies are not mandated and are subject to significant competition, so there is a risk that a large consumer electronic device licensee may reduce or eliminate its use of our technologies.

Our licensing business depends, in part, on semiconductor manufacturers and the availability of semiconductor components.   Our licensing revenue from OEM system licensees depends in large part upon the availability of ICs that implement our technologies. IC manufacturers incorporate our technologies into these ICs, which are then incorporated in consumer entertainment products. We do not manufacture these ICs, but rather depend on IC manufacturers to develop, produce, and then sell them to system licensees in accordance with their agreements. We do not control the IC manufacturers' decisions on whether or not to incorporate our technologies into their ICs, and we do not control their product development or commercialization efforts. Further, demand levels may result in shortages of semiconductor components and other key materials that may adversely impact the ability of our implementation and system licensees and other customers to meet product demand in a timely fashion.

Consumer spending weakness may impact our licensees and licensing revenue generally.   Weakness in general economic conditions due to inflation, elevated interest rates, lower consumer confidence, tariffs and non-tariff trade barriers, a potential recession, pandemic or other adverse economic conditions, may suppress consumer demand in our markets and consumers going to the movies. Many of the products in which our technologies are incorporated are discretionary goods, such as PCs, TVs, STBs, video game consoles, AV Receivers, mobile devices, in-car entertainment systems, and home-theater systems, which makes revenue generated by such technologies vulnerable to weakness in consumer spending. Prolonged weakness in consumer spending may also lead to licensees and other customers becoming delinquent on their obligations to us or being unable to pay, resulting in a higher level of write-offs. Weakness in consumer spending may also increase underreporting and non-reporting of royalty-bearing revenue by our licensees as well as increase the unauthorized use of our technologies.

Marketing and Branding

If we fail to promote and maintain the Dolby brand, our business will suffer.   Maintaining and strengthening the Dolby brand is critical to maintaining and expanding our licensing, products, and services business, as well as our ability to offer technologies for new markets. Our continued success depends on our reputation for providing high quality technologies, products, and services across a wide range of entertainment markets, including the consumer electronics, PC, broadcast, and gaming markets. If we fail to promote and maintain the Dolby brand successfully in licensing, products or services, our business will suffer. Furthermore, we believe that the strength of our brand may affect the likelihood that our technologies are adopted as industry standards in various markets and for various applications. Our ability to maintain and strengthen our brand will depend heavily on our ability to develop innovative technologies for the entertainment industry, to enter into new markets successfully, and to provide high quality products and services in these new markets. In addition, our practices and public disclosures related to environmental, social and governance (ESG) matters could impact our brand and reputation. If our ESG practices do not meet evolving investor or other stakeholder expectations and societal and regulatory standards, or if we are unable to make progress on or achieve our goals and objectives in this area, then our reputation, our ability to attract or retain employees, and our attractiveness as an investment or business partner could be negatively impacted, which could adversely affect our operating results.

Technology Standards

Certain parts of our business are dependent on the inclusion of our technologies in technology standards, the adoption and development of which are not fully within our control.   Standards-setting organizations establish technology standards for use in a wide range of products and solutions. The entertainment industry in particular has historically depended upon technology standards to ensure compatibility and interoperability across delivery platforms and a wide variety of consumer entertainment products. We make significant efforts to design our products and technologies to address capability, quality, and cost considerations so that they either meet or, more importantly, are adopted as industry standards across the broad range of entertainment industry markets in which we participate, as well as the markets in which we plan to compete in the future. We are also active in standards development where many contributing members work together to come up with next-generation technology standards in media, entertainment, and communications technologies. Nonetheless, it can be difficult to have our technologies and products adopted as technology standards. To do so, we must convince a broad spectrum of standards-setting organizations throughout the world, as well as our major customers and licensees who are members of such organizations, to adopt them as such. Multiple companies, including ones that typically compete against one another, are involved in the development of new technology standards for use in consumer products. Furthermore, some standards-setting organizations choose to adopt a set of optional standards or a combination of mandatory and optional standards; in such cases, our technologies may be adopted only as an optional standard and not a mandatory standard. Standards may also change in ways that are unfavorable to Dolby.

The market for broadcast technologies in particular has traditionally been heavily based on technology standards, in some cases mandated by governments choosing from among alternative standards. The continued advancement of OTT media delivery and consumption is altering the landscape for broadcast standards. The importance of broadcast standards in the entertainment technology ecosystem has been gradually diminishing over the recent years. This trend is reducing the importance of the inclusion of our technology in certain broadcast standards while increasing the importance of inclusion within internet and mobile technology standards. We cannot predict the extent to which this trend may impact our revenue.

Participants may choose alternative technologies within standards.   Even when a standards-setting organization incorporates our technologies in an technology standard for a particular market or geographic region, our technologies may not be the sole technologies adopted for that market. Furthermore, different standards may be adopted within a single market or region, and across different markets and regions. Our operating results depend upon participants in that market choosing to adopt our technologies instead of competitive technologies that also may be acceptable under such standard. For example, the continued growth of our revenue from the broadcast market will depend upon both the continued global adoption of DTV generally, including in emerging markets, and the choice to use our technologies where it is one of several accepted industry standards.

Being part of a standard may limit our licensing practices.   When a standards-setting organization mandates our technologies, we generally must agree to license such technologies on a fair, reasonable, and non-discriminatory basis, which could limit our control over the use of these technologies. In these situations, we must often limit the royalty rates we charge for these technologies, and we may be unable to limit to whom we license such technologies or to restrict many terms of the license. We have in the past, and may in the future, be subject to claims that our licensing of industry standard technologies may not conform to the requirements of the standards-setting organization. Allegations such as these could be asserted in private actions seeking monetary damages and injunctive relief, or in regulatory actions. Claimants in such cases could seek to restrict or change our licensing practices or our ability to license our technologies. Additionally, where our technologies are incorporated into a standard, our licensing practices may become subject to additional regulatory requirements.

Royalty Reporting

Reporting practices and uncertainty may result in fluctuations in our royalty revenue from period to period.   Our operating results fluctuate based on the risks set forth in this section, as well as, among other factors, on:

- Royalty reports including positive or negative corrective adjustments;

- Retroactive royalties that cover extended periods of time; and

- Timing of revenue recognition under licensing agreements and other contractual arrangements, including recognition of unusually large amounts of revenue in any given quarter.

We recognize a material portion of our licensing revenue based on our estimate of sales of royalty-bearing products. Upon receipt of actual reporting of sales-based royalties, we record a favorable or unfavorable adjustment based on the difference, if any, between estimated and actual sales. Our sales estimates may be based on reports or studies from third parties may turn out to be inaccurate or incomplete, and that risk may increase when macroeconomic conditions are highly dynamic, which could result in significant variation in the amount of revenue we recognize in a quarter. Additionally, our results of operations could be impacted to the extent that we are required to accelerate recognition of revenue under certain arrangements, potentially causing the amount of revenue we recognize to vary materially from quarter to quarter. While our reporting practices do not change the cash flows or total revenue we ultimately receive from our contracts with customers, they could result in changes to the timing of our reported revenue and income, which in turn could cause volatility in the price of our Class A common stock.

Royalty reporting by our licensees may be inaccurate or understated. We generate licensing revenue primarily from OEMs who license our technologies and incorporate those technologies into their products. Our license agreements generally obligate our licensees to pay us a specified royalty for every product they ship that incorporates our technologies, and we rely on our licensees to report their shipments accurately. However, it is inherently difficult to independently determine whether our licensees are reporting shipments accurately, particularly with respect to software incorporating our technologies because unauthorized copies of such software can be made relatively easily. A licensee may disagree with our interpretation of the terms of a license agreement or, as a result of an audit, a licensee could challenge the accuracy of our calculation. We are regularly involved in discussions with licensees regarding license terms. Most of our license agreements permit us to audit our licensees' records, and we routinely exercise these rights, typically by using an independent third party auditor. Such audits are generally expensive, time-consuming, and potentially detrimental to our ongoing business relationships with our licensees. In the past, some licensees have understated or failed to report the number of products incorporating our technologies that they shipped, and we have not been able to collect and recognize revenue to which we were entitled. We expect that we will continue to experience understatement and non-reporting of royalties by our licensees. We have been able to obtain certain recovery payments from licensees (either in the form of back payments or settlements), and such recoveries have become a recurring element of our business; however, we are unable to predict with certainty the revenue that we may recover in the future or our ability to continue to obtain such recoveries at all.

The amount of royalties we owe others may be disputed. In some cases, the products we sell and the technologies we license include IP that we have licensed from third parties. Our agreements with these third parties generally require us to pay them royalties for that use, and to give the third parties the right to audit our calculation of those royalties. A third party may disagree with our interpretation of the terms of a license agreement or, as a result of an audit, a third party could challenge the accuracy of our calculation. A successful challenge by a third party could result in the termination of a license agreement or an increase in the amount of royalties we have to pay to the third party.

TECHNOLOGY TRENDS AND DEVELOPMENTS

Developing new and enhanced technologies is inherently difficult and our revenue growth may be impacted if we are unsuccessful in our efforts. Our revenue growth will depend upon our success in new and existing markets for our technologies, such as digital broadcast, mobile devices, online and mobile media distribution, cinema, and cloud services. The markets for our technologies and products are influenced by:

- Rapid technological change;

- New and improved technology and frequent product introductions;

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- Changing consumer and licensee demands;

- Evolving industry standards; and

- Technology and product obsolescence.

Our future success depends on our ability to enhance our technologies and products and to develop new technologies and products that address market needs in a timely manner, including the development of technologies and products that incorporate rapidly developing generative artificial intelligence and other artificial intelligence and machine learning technologies ("AI/ML"). Technology development is a complex, uncertain process requiring high levels of innovation, highly-skilled engineering and development personnel, and the accurate anticipation of technological and market trends. We may not be able to identify, develop, acquire, market, or support new or enhanced technologies or products on a timely basis, if at all. If we are unable to develop technologies and related intellectual property that are accepted into technology standards, or are unable to do so at the same rate as other technology developers, our royalty share within patent pools that we participate in may decline.

Our efforts to expand into new markets may not be successful.   Our future growth will depend, in part, upon our continued expansion into areas beyond our audio licensing business. As we enter into new markets, we will face new sources of competition, new business models, and new customer relationships. In order to be successful in these markets, we will need to cultivate new industry relationships and strengthen existing relationships to bring our products, services, and technologies to market. Our limited experience in new markets could limit our ability to successfully execute on our growth strategy.

The success of our existing products and newer initiatives is dependent on the use of Dolby formats in, and commercial success of, products and content.   The success of many of our initiatives, such as Dolby Atmos, Dolby Vision, and Dolby Cinema, is dependent upon the availability and success of (i) products that incorporate Dolby formats and (ii) content produced in Dolby formats. However, there is no guarantee that device makers will continue to incorporate Dolby formats into their products, that content creators will continue to release content in Dolby formats, or that either those products or that content will be commercially successful.

For instance, to broaden adoption of Dolby Vision and Dolby Atmos, we will need to continue to expand the array of products and consumer devices that incorporate Dolby Atmos and Dolby Vision, expand the pipeline of Dolby Atmos and Dolby Vision content available from content creators, and encourage consumer adoption in the face of competing products and technologies. Similarly, the success of Dolby Cinema and cinema products is dependent on our ability to partner with movie theater exhibitors to launch new Dolby Cinema locations and screens using our cinema products and to deploy new sites in accordance with plans, and on the continued release and box-office success of new films in the Dolby Vision and Dolby Atmos formats.

Further, the commercial success of products incorporating Dolby formats, content released in Dolby formats, and Dolby Cinemas generally, depends upon a number of factors outside of our control, including, but not limited to, consumer preferences, critical reception, timing of release, marketing efforts of third parties, and general market conditions. Moreover, release and distribution of such products and content can be subject to delays in production or changes in release schedule, which can negatively impact the quantity, timing and quality of such products and content released in Dolby formats and available at Dolby Cinema theaters.

INTELLECTUAL PROPERTY

Our business is dependent on protecting our intellectual property rights.   Our business is dependent upon protecting our patents, trademarks, trade secrets, copyrights, and other IP rights, the loss or expiration of which may significantly impact our results of operations and financial condition. Effective IP rights protection, however, may not be available under the laws of every country in which our products and those of our licensees are distributed. The efforts we have taken to protect our proprietary rights may not be sufficient or effective. We also seek to maintain select IP as trade secrets, and third parties or our employees could intentionally or accidentally compromise the IP that we maintain as trade secrets. In addition, protecting our IP rights is costly and time consuming. We have taken steps in the past to enforce our IP rights and expect to do so in the future. However, it may not be practicable or cost effective for us to enforce our IP rights fully, particularly in some countries or where the initiation of a claim might harm our business relationships.

We generally seek patent protection for our innovations. However, our patent program faces a number of challenges, including:

- Possibility that innovations may not be protectable;

- Failure to protect innovations that later turn out to be important;

- Insufficient patent protection to prevent third parties from designing around our patent claims;

- Our pending patent applications may not be approved;

- Possibility that an issued patent may later be found to be invalid or unenforceable;

- Patents eventually expire.

Our revenue could decline if we are unable to maintain patent coverage for our technologies. Many of the technologies that we license to our system licensees are covered by patents, and the licensing revenue that we receive from those licenses depends in part upon the life of such patents. In general, our agreements with our licensees require them to pay us a full royalty with respect to a particular technology only until there are no patents or, in some cases, no patent applications covering that technology in countries where applicable products are made and sold. As of September 26, 2025, we had approximately 28,400 issued patents in addition to approximately 6,100 pending patent applications in more than 200 jurisdictions throughout the world. Our currently issued patents expire at various times ranging from 2025 through 2047. If we are unable to refresh our technology with new patented inventions or expand our patent portfolio, our revenue could decline. In addition to patents covering technology we license directly, if patents we license through patent pool arrangements expire or we are otherwise unable to maintain our share of pool royalties, then our revenue could be impacted. Additionally, if the patents licensed through a patent pool arrangement are deemed not to be valuable in the aggregate by the licensees of such patent pool, they may not renew their licenses, which could impact our revenue.

We seek to mitigate this risk in a variety of ways. We regularly look for opportunities to expand our patent portfolio through organic development and acquisitions. We develop technologies to replace licensing revenue from technologies covered by expiring patents with licensing revenue supported by patents with a longer remaining life. And we develop and license our intellectual property in a manner designed to promote the continued use and licensing of our technology. The continued success of these risk mitigation strategies is not guaranteed, including the risk that such technologies will not achieve widespread adoption or be licensed at a rate sufficient to replace licensing revenue from technologies covered by expiring patents.

In the case of our patent coverage related to DD and DD+ audio codec technologies, some of our relevant patents have expired and will expire in the coming years, but others will continue to apply. We have continued to innovate and develop IP to support these standardized technologies and their various implementations, including generating patents associated with different or new features of the technologies and obtaining patents that generally expire later than those incorporated into the original standards. Our customers use our DD and DD+ implementation for quality, reliability, and performance and to take advantage of other elements of these offerings such as Dolby branding, even in locations where we have not had or no longer have applicable patent coverage. Nevertheless, revenue attributed to DD and DD+ technologies has declined and is expected to continue to decline due, in part, to expiration of relevant patents. Many of our partners have adopted newer generations of our offerings such as Dolby AC-4 technologies, the associated patents of which generally expire later than those associated with DD and DD+. We will continue to work to transition our DD and DD+ licensees to our newer technologies, but the success of such efforts is not guaranteed.

Some of our patents incorporated into the AAC audio coding standard and the AVC digital video coding standard, from which we derive a significant portion of our licensing revenue, have expired and others will expire over the next several years. While there are alternative versions of these standards that offer different features and that incorporate patents that have later expirations, licensees may see less value in those alternative versions, resulting in a decrease in royalty revenue. A decrease in royalty revenue may also result in decreased revenue from patent pool administration fees. Our patents are incorporated into newer coding standards that represent successive generations of technology, such as, in the case of AAC, Extended HE-AAC and, in the case of AVC, HEVC whose patents generally expire later than the AAC and AVC patents and to which many of the AAC and AVC licensees have, are in the process of, or may in the future transition. However it is not certain that all or most licensees will transition to such newer technologies.

Unauthorized use of our intellectual property has occurred and will likely continue to occur. We have often experienced, and expect to continue to experience, problems with non-licensee OEMs and software vendors, particularly in certain emerging economies, incorporating our technologies and trademarks into their products without authorization and without paying licensing fees. Unauthorized IP use occurs in the context of both branded products and technology offered through open standards. Manufacturers of ICs containing our technologies occasionally sell these ICs to third parties who are not our system licensees. These sales, and the failure of such manufacturers to report the sales, facilitate the unauthorized use of our IP. As emerging economies have transitioned from analog to digital content, such as the transition from analog to digital broadcast, we have observed an increase in problems with this form of piracy.

Our business may be negatively impacted by intellectual property litigation. Companies in the technology and entertainment industries frequently engage in litigation based on allegations of infringement or other violations of IP rights. We have faced such claims in the past, and we expect to face similar claims in the future. Any IP claims, with or without merit, could be time-consuming, expensive to litigate or settle, and could divert management resources and attention. In the past, we have settled claims relating to infringement allegations and agreed to make payments in connection with such settlements. An adverse determination in any IP claim could require that we pay damages or stop using technologies found to be in violation of a third party's rights and could prevent us from offering our products and services to others. In order to avoid these restrictions, we may have to seek a license for the technology, which may not be available on reasonable terms or at all. Licensors could also require us to pay significant royalties. As a result, we may be required to develop alternative non-infringing technologies, which could require significant effort and expense. If we cannot license or develop technologies for any aspects of our business found to be infringing, we may be forced to limit our product and service offerings and may be unable to compete effectively.

In some instances, we have contractually agreed to provide indemnifications to licensees relating to our IP. Additionally, at times we have chosen to defend our licensees from third party IP infringement claims even where such defense was not contractually required, and we may choose to take on such defense in the future.

Our business may be negatively impacted by disputes involving the licensing of our IP. At times, we are engaged in disputes regarding the licensing of our IP rights, including matters related to our royalty rates, whether products are royalty-bearing, and other terms of our licensing arrangements. These types of disputes can be asserted by our customers or prospective customers or by other third parties as part of negotiations with us or in private actions seeking monetary damages or injunctive relief, or in regulatory actions. In the past, licensees have threatened to initiate litigation against us based on potential antitrust claims or regarding our licensing royalty rate practices. Damages and requests for injunctive relief asserted in claims like these could be significant, and could be disruptive to our business.

Maintaining and enforcing our IP rights in the U.S. and abroad presents challenges to our business. Our licensing business depends in part on the uniform and consistent treatment of patent rights in the U.S. and abroad. Changes to the patent and intellectual property laws and regulations in the U.S. and abroad may limit our ability to obtain, license, and enforce our rights. Additionally, court and administrative rulings may interpret existing patent laws and regulations in ways that hurt our ability to obtain, license, and enforce our patents. We face challenges protecting our IP in foreign jurisdictions, including that our ability to enforce our contractual and IP rights, especially in countries that do not recognize and enforce IP rights to the same extent as the U.S., Japan, Korea, and European countries do, which increases the risk of unauthorized use of our technologies. Also, because of limitations in the legal systems in many countries, our ability to obtain and enforce patents in many countries is uncertain, and we must strengthen and develop relationships with entertainment industry participants worldwide to increase our ability to enforce our IP and contractual rights without relying solely on the legal systems in the countries in which we operate.

OPERATIONS

Production processes for our products and reliance on key suppliers present certain risks to our business, many of which are beyond our control. We rely on contract manufacturers to manufacture our products and such reliance involves risks, including limited control over timely delivery and quality of such products. We may be unable to quickly adapt manufacturing capacity to rapidly changing market conditions, such as fluctuations in customer demand. Supply chain disruptions, production interruptions, and shortages of manufacturing capacity could each lead to an inability to manufacture and deliver our products on a timely basis, which could negatively impact our operating results and damage our customer relationships.

Our reliance on suppliers for some of the key materials and components we use in manufacturing our products involves risks, including limited control over the price, timely delivery, and quality of such components, as well as delays caused by military conflicts, including those between Russia and Ukraine and in the Middle East, and other potential interruptions to the supply chain. Due to the relatively small volume of components we purchase for use in manufacturing, we purchase such components primarily through distributors. As such, we have relatively limited influence over the suppliers of such components to, for example, ensure continuity of supply. Although we have identified alternate suppliers for most of our key materials and components, any required changes in our suppliers could cause delays in our operations and increase our production costs. In addition, our suppliers may not be able to meet our production demands as to volume, quality, or timeliness. Avoiding the potential inclusion of "conflict minerals" in the materials used in our products could also affect the sourcing, availability and pricing of such materials as well as the companies we use to manufacture our products.

Due to the bespoke nature of some of the components and products we purchase and relatively low quantities needed, sourcing multiple suppliers for every item we purchase is not practicable. Some of the components that we use to manufacture our products are sole-sourced, including specific charged coupled devices, light emitting diodes, and digital signal processors. Also, the projectors offered as part of our cinema offerings are provided by a single supplier. These sole source suppliers may become unable or unwilling to deliver their products to us at an acceptable cost or at all, which could force us to redesign certain products or locate alternative suppliers. Our inability to obtain timely delivery of key components or projectors of acceptable quality, any significant increases in the prices of such products, or the redesign of our products could result in production delays, increased costs, and reductions in shipments of our offerings.

Ensuring the quality of our products and the products in which our technology is incorporated is inherently difficult, and product quality failures can be costly. While we conduct security testing prior to releasing new products or new versions of existing products, there are sometimes errors or vulnerabilities that are not detected during development or testing. We have limited control over manufacturing performed by contract manufacturers, which could result in quality problems. Furthermore, our products and technologies are sometimes combined with or incorporated into products from other vendors, sometimes making it difficult to identify the source of a problem or, in certain instances, making the quality of our implementation dependent in part upon the quality of such other vendors' products. While we have processes to remediate errors and vulnerabilities, we cannot guarantee that we will detect all issues or develop successful patches. If our products or technologies contain errors, we could be required to replace or reengineer them and, as with security vulnerabilities, we may rely upon parties who have incorporated our technologies into their products to implement updates to address such issues, which could leave any such errors or vulnerabilities unresolved. As an example of these types of risks, in October 2025, a team of security researchers announced a vulnerability related to a specific Dolby software module. We have developed a corrective software patch and made the patch, as well as other assistance, available to potentially impacted partners. While many of our partners have deployed the patch across their devices, the application of the patch across all affected devices will require the effort of our partners and, in some cases, the end users and other third parties, which we cannot guarantee. While there are technical impediments to exploiting unpatched devices, we cannot guarantee that malicious actors will not exploit unpatched vulnerabilities and damage or gain unauthorized access to affected products. Negative publicity or impact related to errors or vulnerabilities could affect the perception of our brand and market acceptance of our products or technologies. Moreover, if any errors or vulnerabilities cause unintended consequences, we could incur substantial costs in investigating and remediating those consequences, including defending and settling product liability claims. Although we generally attempt to contractually limit our liability, if these contract provisions are not enforced, or are unenforceable for any reason, or if liabilities arise that are not effectively limited, we could incur substantial costs in defending and settling product liability claims.

We face threats to the confidentiality, integrity, and availability of our information systems, which could result in the misappropriation of sensitive information, disruption of our business, reputational damage, legal exposure, and financial losses. We rely on information technology systems in the conduct of our business, including systems designed and managed by third parties. Many of these systems contain sensitive and confidential information, including our trade secrets and proprietary business information, and personal data, as well as content and information owned by or pertaining to our customers, suppliers and business partners. Protecting this information is important to our operations and business strategy. Increasingly, companies are subject to a wide variety of attacks on their networks and systems on an ongoing basis. Our information technology systems, applications and infrastructure may be vulnerable to attacks by malicious actors including, but not limited to, nation-states and cyber criminals, malware, software defects or other technical malfunctions, ransomware attacks, or other disruptions. This sensitive, confidential or proprietary information may be misappropriated by third-party service providers or others who may inappropriately access or exfiltrate that information from a third-party service provider's system.

The number and sophistication of cyber attacks and disruptions that companies have experienced has increased in recent years, including computer viruses, malware, ransomware, cyber extortion, social engineering, denial of service, supply chain attacks, and other similar attacks and disruptions. These risks could be elevated in connection with geopolitical conflicts. Measures we have undertaken to protect our information systems may be unsuccessful in deterring or repelling malicious actors. Since techniques used by malicious actors (many of whom are highly sophisticated and well-funded) to access or sabotage networks and computer systems change frequently and often are not recognized until after they are used, we may be unable to anticipate or immediately detect these techniques. This could delay our detection and response, or impede the effectiveness of our response, our operations and ability to limit our exposure to third-party claims and other potential liability. Attacks on our systems have occurred in the past and may occur, and be successful, in the future. Such risks are also faced by our third-party service providers and others, which forms another vector for malicious attacks on our systems.

We also may suffer data security breaches and the unauthorized access to, misuse or acquisition of, personal data or other sensitive and confidential information as the result of intentional or inadvertent breaches or other compromises, including by our employees or service providers. Any data security breach or other incident, whether external or internal in origin, could compromise our networks and systems, create system disruptions or slowdowns and exploit security vulnerabilities of our products. Furthermore, any such breach or other incident can result in the information stored on our networks and systems, or our vendors' networks and systems, being improperly accessed or acquired, publicly disclosed, lost, stolen, modified, made unavailable, or otherwise processed without authorization, and any such breach or other incident, or the perception any has occurred, could subject us to demands, litigation, and liability to our customers, suppliers, business partners and others, as well as regulatory investigations and other proceedings, fines, penalties, and other liabilities, and brand and reputational damage. We make efforts to detect and investigate such attempts and incidents and to prevent their recurrence where practicable through changes to our internal processes and tools, but in some cases preventive and remedial action might not be sufficient or successful. Disruptions to our information technology systems, due to outages, security breaches or other causes, could also have severe consequences to our business, including financial loss and reputational damage.

We must comply with a variety of data privacy regulations. Compliance with such regulations can be costly and failure to comply may affect our operations, financial performance, and business. A variety of provincial, state, national, and international laws and regulations apply to the collection, use, retention, protection, disclosure, transfer and other processing of personal data. These laws and regulations are evolving, including with respect to the development and use of AI/ML technologies, and may result in ever-increasing obligations and regulatory and public scrutiny and escalating levels of enforcement and sanctions. For example, the California Privacy Rights Act (CPRA), as well as obligations under other recently-enacted and forthcoming privacy laws, including those in other states, may require us to further modify certain of our information practices and could subject us to additional compliance costs and expenses. Our actual or perceived failure to adequately comply with applicable laws and regulations relating to privacy and data protection (including regimes such as the California Consumer Privacy Act, as amended and supplemented by the CPRA, and continuing developments in the European Union, U.K., and U.S. data privacy frameworks that are rapidly evolving) could result in regulatory fines, investigations and other proceedings, penalties and other liabilities, claims for damages by affected individuals, and damage to our reputation, any of which could have a material adverse effect on our operations, financial performance, and business. Our commercial and cybersecurity insurance policies may be insufficient to insure us against these risks, and future escalations in premiums and deductibles under these policies may render them uneconomical.

COMPETITION

The markets for our technologies are highly competitive. The markets for our technologies are highly competitive, and we face competitive threats and pricing pressure in our markets. Consumers may perceive the quality of the visual and audio experiences produced by some of our competitors' technologies to be equivalent or superior to the sight and sound experiences produced by our technologies. Some of our current or future competitors may have significantly greater financial, technical, marketing, and other resources than we do, or may have more experience or advantages in the markets in which they compete. These competitors may also be able to offer integrated systems in markets for entertainment technologies on a royalty-free basis or at a lower price than our technologies, including audio, imaging, and other technologies, which could make competing technologies that we develop less attractive. These competitors may also be able to develop and market new technologies that render our existing or future products less competitive. For example, disruptive technologies such as AI/ML may significantly alter the market for our products in unpredictable ways and reduce customer demand.

Many of the markets for our products and for products in which our technologies are incorporated are price sensitive. The markets for the consumer entertainment products in which our technologies are incorporated are intensely competitive and price sensitive. We expect to face increased royalty pricing pressure for our technologies as we seek to increase the adoption of our technologies in online content and portable devices, such as tablets and smartphones. Such pricing pressures may be exacerbated by elevated rates of inflation, tariffs and other trade barriers, which may cause device manufacturers to take additional steps to limit costs. Retail prices for consumer entertainment products that include our audio technologies, such as home theater systems, have decreased significantly, and we expect prices to decrease for the foreseeable future. In response, OEMs have sought to reduce their product costs, which can result in additional downward pressure on the licensing fees we charge. Further, Dolby OptiView faces pricing pressure from other platforms offering similar solutions that may be able to offer competing services at lower prices.

We face competitive risks in situations where our customers are also current or potential competitors. We face competitive risks in situations where our customers are also current or potential competitors. For example,

Samsung is a significant customer, but some of its technologies are competitive with some of our consumer and cinema technologies. Our customers may choose to use competing technologies they have developed or in which they have an interest rather than use our technologies. The existence of important customer relationships may influence which strategic opportunities we pursue, as we may forgo some opportunities in the interests of preserving a critical customer relationship.

We face competition from other audio formats, imaging solutions, and integrated system offerings. We believe that the success we have had licensing our audio and imaging technologies is due, in part, to the high quality of the solutions that our technologies provide, our success in fostering content and device ecosystems, and to the strength of our brand. However, both free and proprietary sound and imaging technologies are becoming increasingly prevalent, and we expect competitors to continue to enter these fields with other offerings. Furthermore, to the extent that customers perceive our competitors' products as providing the same or similar advantages as our technologies at a lower or comparable price, there is a risk that these customers may treat sound and video encoding technologies as commodities, resulting in loss of status of our technologies, decline in their use, and significant pricing pressure. For example, we face competition with respect to our HDR imaging technology, Dolby Vision, and there can be no assurance that additional consumers will adopt Dolby Vision in the near future, or at all, or that we will maintain our existing customers.

In addition, some of our current or potential competitors may be able to offer integrated systems in certain markets for entertainment technologies, including audio and imaging, which could make competing technologies that we develop or acquire obsolete. By offering an integrated system solution, these potential competitors may also be able to offer competing technologies at lower prices than we can, which could adversely affect our operating results.

STRATEGIC ACTIVITIES

The success of our business depends on strong industry relationships. To be successful, we must maintain and grow our relationships with a broad range of industry participants, including:

- Content creators, such as film directors, studios, mobile and online content producers, and music producers;

- Content distributors, such as studios, film exhibitors, broadcasters, operators, streaming providers, and OTT video service providers and video game publishers;

- Companies building real-time digital experiences that increase audience engagement;

- Device manufacturers; and

- Standards-setting organizations and other participants in the development of industry standards.

Industry relationships have historically played an important role in the markets that we serve, particularly in the entertainment market. For example, sales of our products and services are particularly dependent upon our relationships with major film studios and broadcasters, and licensing of our technologies is particularly dependent upon our relationships with system licensees and IC manufacturers. Industry relationships also play an important role in other markets we serve; for instance, our relationships with companies building real-time digital experiences support the adoption of Dolby OptiView solutions. If we fail to maintain and strengthen our industry relationships, industry participants may be less likely to purchase and use our technologies, products, and services, create content incorporating our technologies, or develop standards that incorporate our technologies.

Our M&A activity is subject to certain risks, including risks associated with integrating acquired businesses. We evaluate a wide array of possible strategic transactions, including acquisitions. We consider these types of transactions in connection with, among other things, our efforts to strengthen our audio and cinema businesses and expand beyond audio technologies. Although we cannot predict whether or not we will complete any such acquisitions or other transactions in the future, any of these transactions could be significant in relation to our market capitalization, financial condition, or results of operations. Foreign acquisitions involve unique risks in addition to those mentioned above, including those related to integration of operations across different geographies, cultures, and languages; currency risks; and risks associated with the economic, political, and regulatory environment in specific countries. Future acquisitions could result in potentially dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities, amortization expenses, and write-offs of goodwill. Future acquisitions may also require us to obtain additional equity or debt financing, which may not be available on favorable terms or at all, particularly during times of market volatility, elevated interest rates, and general economic instability. Also, the anticipated benefits of our acquisitions may not materialize.

The process of integrating an acquired company, business, or technology into our organization may create challenges to our business, including:

- Diversion of management time and focus from operating our business to acquisition integration challenges;

- Cultural and logistical challenges associated with integrating employees from acquired businesses into our organization and integrating acquired businesses' accounting, human resources, and other administrative systems with existing systems;

- Retaining employees, suppliers and customers from businesses we acquire;

- The need to implement or improve internal controls, procedures, and policies appropriate for a public company at businesses that prior to the acquisition may have lacked effective controls, procedures, and policies;

- Possible write-offs or impairment charges resulting from acquisitions; and

- Unanticipated or unknown liabilities relating to acquired businesses.

LEGAL AND REGULATORY COMPLIANCE

Conducting business internationally presents a number of risks to our business, including trade restrictions and changing, unpredictable, and/or inconsistent laws in the jurisdictions in which we operate. We are dependent on international sales for a substantial amount of our total revenue. Approximately 63%, 65% and 64% of our revenue was derived outside of the U.S. in fiscal year 2025, 2024, and 2023, respectively. We are subject to a number of risks related to conducting business internationally, including:

- U.S. and foreign government trade restrictions or sanctions, including those which may impose restrictions on the importation or exportation of products, equipment, materials, software, technologies, services, on technology transfers, or on the receipt or collection of payments and distribution of royalties, and any political or economic responses or counter-responses to such restrictions or sanctions, including any such restrictions, sanctions, responses, or counter-responses related to global military conflicts, a trade war or changes in US export controls related to China and other countries;

- Changes in global trade or trade relationships, including new and retaliatory tariffs, trade protection measures, import or export licensing requirements, trade agreements, trade embargoes and other trade barriers imposed by the U.S., China, or by other countries;

- Compliance with applicable international laws and regulations, including antitrust and other competition laws and laws and regulations that relate to environmental, social, and governance matters, that may change unexpectedly, differ, or conflict with laws in other countries where we conduct business, or are otherwise not harmonized with one another;

- Foreign government taxes, regulations, and permit requirements, including foreign taxes that we may not be able to offset against taxes imposed upon us in the U.S., and other laws limiting our ability to repatriate funds to the U.S.;

- Potential adverse changes in the political, social, and/or economic stability of or conflicts within the regions in which we operate or in diplomatic relations between governments, including policy changes, turmoil or disruptions resulting from elections or other leadership changes;

- Difficulty in establishing, staffing, and managing foreign operations, including but not limited to restrictions on the ability to obtain or retain licenses required for operation, relationships with local labor unions and works councils, investment restrictions and/or requirements, and restrictions on foreign ownership of subsidiaries;

- Adverse fluctuations in foreign currency exchange rates and interest rates, including risks related to any interest rate swap or other hedging activities we undertake;

- Poor recognition and enforcement of IP rights;

- Difficulties in enforcing contractual rights;

- Multi-jurisdictional data protection and privacy laws, including, for example, the European Union's General Data Protection Regulation and restrictions on transferring personal data outside of a jurisdiction and potential legislation such as the Artificial Intelligence Act under consideration in the EU potentially impacting our development of products incorporating AI/ML or the use of AI/ML tools in our business; and

- The global macroeconomic environment and potential slowing of key markets we serve.

Any or all of these factors, and the uncertainties associated with them, may impact our ability to operate in foreign countries and our ability to develop, the demand for, and profitability of, our technologies and products, as well as our customers' products that incorporate our technologies.

Certain foreign governments and industry participants have advanced arguments under competition laws that exert downward pressure on royalties for IP. The regulatory enforcement activities in such jurisdictions can be unpredictable, in some cases because these jurisdictions have only recently implemented competition laws. From time to time, we are the subject of requests for information, market conduct examinations, inquiries or investigations by industry groups and/or regulatory agencies in these jurisdictions. In the event that we are involved in significant disputes or are the subject of a formal action by a regulatory agency, our results could be negatively impacted and we could be exposed to costly and time-consuming legal proceedings.

In many foreign countries, particularly in those with developing economies, it is common to engage in business practices that are prohibited by U.S. regulations applicable to us such as the FCPA and U.S. export controls. Although we implement policies and procedures designed to ensure compliance with the FCPA and U.S. export controls, such measures can not guarantee that all of our employees, distributors, dealers, and agents will not take actions in violation of our policies or these regulations, which could subject us to criminal or civil penalties as well as potential stockholder litigation.

Environmental laws and regulations may pose additional costs on and otherwise impact our products and operations. Our products and operations may be regulated under federal, state, local, and international laws governing the environment, including those governing the discharge of pollutants into the air and water, the management, disposal, and labeling of hazardous substances and wastes, the achievement of certain energy performance criteria, and the cleanup of contaminated sites. In addition, future environmental laws and regulations have the potential to affect our operations, increase our costs, decrease our revenue, or change the way we design or manufacture our products. We face increasing complexity in our product design as we adjust to requirements relating to the materials composition of our products. In some products, the use or avoidance of particular components that contain regulated hazardous substances may be more difficult or costly, and additional redesign efforts could result in production delays. We could incur costs, fines, and civil or criminal sanctions, third party property damage or personal injury claims, or could be required to incur substantial investigation or remediation costs, if we were to violate or become liable under environmental laws.

We are subject to complex and changing tax laws which may impact our financial results. We are a U.S. multi-national company that is subject to tax in multiple U.S. and foreign jurisdictions. We must use judgment to determine our worldwide tax provision. We earn a significant amount of our income outside the U.S. and receive tax benefits from a portion of these foreign sales. Realizability of these benefits are contingent upon existing current tax laws and regulations in the U.S. and countries where we operate. The following could materially affect our effective tax rate:

- Changes in geographic mix of earnings, where earnings are lower than anticipated in countries with lower tax rates and higher than anticipated in countries with higher tax rates;

- Changes in the valuation of our deferred tax assets and liabilities;

- Changes in transfer pricing arrangements;

- Outcomes of tax audits;

- Changes in accounting principles;

- Changes in tax laws and regulations in the countries in which we operate, including an increase in tax rates, or an adverse change in the treatment of an item of income or expense; or

- Our ability to effectively implement changes to our corporate structure in response to changes in applicable tax laws and regulations in the countries in which we operate.

Changes in U.S. tax law may affect our business. For example, in July 2025 budget reconciliation bill H.R. 1, referred to as the One Big Beautiful Bill Act (the "OBBBA"), was signed into law. The OBBBA contains several changes to corporate taxation rules which may affect our business. These provisions, their interpretations, and other proposed changes to law could further impact our corporate trading structure and adversely affect our tax rate and cash flow in future years.

In addition, the Organization of Economic Cooperation and Development ("OECD"), an international association of many countries including the U.S., has made changes to many long-standing transfer pricing and cross-border taxation rules that affect our operations. The OECD has introduced a framework to implement a 15% global minimum corporate tax, referred to as Pillar 2 or the minimum tax directive. The minimum tax directive has been adopted by the EU for implementation by its Member States into national legislation, several foreign jurisdictions, and may be adopted by other jurisdictions. Further, the OECD, European Commission, EU Member States and other individual countries have made and could make additional competing jurisdictional claims over the taxes owed on earnings of multinational companies in their respective countries or regions. Recently, the G7 and the U.S. Treasury Department announced an agreement that impacts U.S.-parented group companies whereby the Pillar 2 rules and the U.S. international tax regime will operate in parallel. To the extent these developments impact actions by tax jurisdictions in the countries that we operate, it is possible that these and future law changes and efforts may increase uncertainty and have an adverse impact on our effective tax rates or operations.

We are subject to the periodic examination of our income tax returns by tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes and to consider potential responsive actions, but an adverse decision by tax authorities exceeding our reserves could significantly impact our financial results.

STOCK-RELATED ISSUES

The Dolby family has control over stockholder decisions as a result of the control of a majority of the voting power of our outstanding common stock by them and their affiliates. As of September 26, 2025, the Dolby family and their affiliates owned 246,295 shares of our Class A common stock and 34,587,733 shares of our Class B common stock. As of September 26, 2025, the Dolby family and their affiliates had voting power of

99.8% of our outstanding Class B common stock, which combined with their shares of our Class A common stock, represented 85.0% of the combined voting power of our outstanding Class A and Class B common stock. Under our certificate of incorporation, holders of Class B common stock are entitled to ten votes per share while holders of Class A common stock are entitled to one vote per share. Generally, shares of Class B common stock automatically convert into shares of Class A common stock upon transfer of such Class B common stock, other than transfers to certain specified persons and entities, including the spouse and descendants of Ray Dolby and the spouses and domestic partners of such descendants.

As a result of this dual class structure, the Dolby family and their affiliates will, for the foreseeable future, have significant influence over our management and affairs, and will be able to control virtually all matters requiring stockholder approval, including the election of directors and significant corporate transactions such as mergers or other sales of our company or assets, even if they come to own considerably less than 50% of the total number of outstanding shares of our Class A and Class B common stock. Absent a transfer of Class B common stock that would trigger an automatic conversion as described above, there is no threshold or time deadline at which the shares of Class B common stock will automatically convert into shares of Class A common stock.

Moreover, the Dolby family and their affiliates may take actions in their own interests that our other stockholders do not view as beneficial.

Sales of substantial amounts of our Class A common stock in the public markets could reduce the price of our Class A common stock.   If our large shareholders, officers, directors or employees sell, or indicate an intention to sell, substantial amounts of our Class A common stock in the public market, including shares of Class A common stock issuable upon conversion of shares of Class B common stock, the trading price of our Class A common stock could decline.

There are risks associated with our stock repurchase program.   Our stock repurchase program may reduce the public float of shares available for trading on a daily basis. Such purchases may be limited, suspended, or terminated at any time without prior notice. There can be no assurance that we will buy additional shares of our Class A common stock under our stock repurchase program or that any future repurchases will have a positive impact on our stock price or EPS. Important factors that could cause us to discontinue or decrease our share repurchases include, among others, unfavorable market conditions, the market price of our Class A common stock, the nature of other investment or strategic opportunities presented to us, the rate of dilution of our equity compensation programs, our ability to make appropriate, timely, and beneficial decisions as to when, how, and whether to purchase shares under the stock repurchase program, the tax consequences of any repurchases (including the potential impact of the 1% excise tax on certain stock repurchases), and the availability of funds necessary to continue purchasing stock. If we curtail our repurchase program, our stock price may be negatively affected.

There are risks associated with our dividend program.   In October 2014, we announced a quarterly cash dividend program for our stockholders that was initiated by our Board of Directors. Although we anticipate paying regular quarterly dividends for the foreseeable future, we are not obligated to, and cannot provide assurance that we will, continue to pay dividends. Dividend declarations are subject to the Board of Directors' continuing determination that the dividend policy is in the best interests of our stockholders. The dividend policy may be changed or canceled at the discretion of the Board of Directors at any time. If we do not pay dividends, the market price of our Class A common stock must appreciate for investors to realize a gain on their investment. This appreciation may not occur and our Class A common stock may in fact depreciate in value.

GENERAL RISK FACTORS

Macroeconomic conditions, including inflation, elevated interest rates, and supply chain constraints have impacted and may continue to impact the markets we serve and our business and results of operations.   Our revenue and operations and the markets we serve have been, and may continue to be, impacted by macroeconomic conditions, including but not limited to, inflation, elevated interest rates, supply chain constraints, increased shipping costs, tariffs and changes in international trade relations, international conflicts, reduced discretionary consumer spending, and reduced new product investment by our customers caused by elevated interest rates and lower demand. The current macroeconomic environment has negatively impacted, and may continue to negatively impact, many of our licensees and that directly impacts, and may continue to impact, our financial results. The impacts of the current macroeconomic environment on our partners have resulted in, and may continue to cause, the disruption of consumer products' supply chains, shortages of certain semiconductor components, and delays in shipments, product development, and product launches. The macroeconomic conditions also impart substantial uncertainty into our operating environment, which presents additional challenges for our business. These factors and the related uncertainty may cause delays or a decrease in the adoption or implementation of our technologies into new products by partners and licensees. These conditions may impact consumer demand for devices and services and our partners' ability to manufacture devices. Further, we may be negatively impacted by delays in transaction cycles and our recoveries efforts due to the noted macroeconomic conditions and related uncertainty. The future implications of these macroeconomic conditions on our business, the markets we serve, results of operations and overall financial position remain uncertain.

Adverse changes to tariffs, trade agreements, and trade policies may have a negative effect on our business and results of operations. The United States and other countries in our supply chain or in which we have sales have imposed and may impose additional tariffs and other trade regulations, or may adversely adjust prevailing tariff levels and other trade restrictions. We rely on contract manufacturers and component suppliers, some of which are located outside of the United States, and we export our products to and license our technology in foreign countries. As such, newly implemented tariffs and potential future tariffs or other trade barriers could, directly or indirectly, increase the cost or time required to produce or deliver our products and may increase the costs associated with licensing our technology. Our results may also be impacted indirectly by the imposition of tariffs and other trade barriers on our customers and licensees. If the cost to manufacture products that incorporate our technology, such as consumer electronics or cars, is increased as a result of tariffs, it may exert general pricing pressure which could lead manufacturers to discontinue including our technology in their products or to seek price reductions. If the costs or lead times associated with exporting licensees' products or the components thereof result in higher prices or longer lead times for end consumers, sales of those products may decrease and thus royalty payments to us based on unit shipments may decrease. More generally, the imposition of tariffs and the outbreak of a trade war may lead to general negative economic effects, such as decreased consumer demand, recession or the elevated risk of recession, or higher inflationary pressures, which could adversely impact our business and results of operations.

Our results may be impacted by fluctuations in foreign currency exchange rates. We earn revenue, pay expenses, own assets and incur liabilities in foreign countries using several currencies other than the U.S. dollar. As a result, we face exposure to adverse movements in currency exchange rates as the financial results of our international operations are translated from local currency into U.S. dollars upon consolidation. The majority of our revenue generated from international markets is denominated in U.S. dollars, while the operating expenses of our foreign subsidiaries are predominantly denominated in local currencies. Therefore, our operating expenses will increase when the U.S. dollar weakens against the local currency and decrease when the U.S. dollar strengthens against the local currency. Additionally, foreign exchange rate fluctuations on transactions denominated in currencies other than the functional currency result in gains or losses that are reflected in our consolidated statements of operations. Further, our hedging programs may not be effective to offset any, or more than a portion, of the adverse impact of currency exchange rate movements. Additional risks related to fluctuations in foreign currency exchange rates are described in the Foreign Currency Exchange Risk section of Part II, Item 7A *"Quantitative and Qualitative Disclosures About Market Risk."*

Maintaining a credit facility and future debt obligations could adversely affect our business and financial condition. We maintain a revolving credit facility (the "Credit Facility") with Bank of America, N.A. which is currently undrawn. The Credit Facility provides us with an additional source of capital and liquidity, but maintaining a debt facility inevitably presents certain risks. We are subject to certain covenants and other obligations under the Credit Facility, such as maintaining a required gross leverage ratio, avoiding certain liens and paying commitment fees. Our failure to comply with these covenants could result in the declaration of an event of default and cause us to be unable to borrow under the Credit Facility or result in the acceleration of the maturity of any indebtedness thereunder. In the event we draw on the Credit Facility, our debt obligations could adversely impact us by, for example, requiring us to use a large portion of our cash flow to service the debt, which would reduce the amount of cash flow available to fund working capital, capital expenditures, and other business activities. Borrowing under the Credit Facility would also increase our exposure to interest rate risk from variable rate indebtedness.

Business interruptions by natural disasters and other events beyond our control could adversely impact our business.   Although we maintain crisis management plans, our business operations are subject to interruption by natural disasters and catastrophic events beyond our control, including, but not limited to, earthquakes, hurricanes, typhoons, tropical storms, floods, tsunamis, fires, droughts, tornadoes, public health issues and pandemics, severe changes in climate, war, terrorism, and geopolitical unrest and uncertainties. Further, outbreaks of pandemic diseases, or the fear of such events, could provoke (and, in the case of COVID-19, did provoke) responses, including government-imposed travel restrictions and limits on access to entertainment venues. These responses could negatively affect consumer demand and our business, particularly in international markets. War, including the military conflicts between Russia and Ukraine and in the Middle East, as well as any related political or economic responses and counter-responses or otherwise by various global actors or the general effect on the global economy and supply chain, could also affect our business. For example, we have R&D facilities and a large number of employees in Eastern Europe, and any business interruptions or other spillover effects from the Russia-Ukraine conflict could adversely impact our business.

Additionally, several of our offices, including our corporate headquarters in San Francisco, are located in seismically active regions. Because we do not carry earthquake insurance for earthquake–related losses and significant recovery time could be required to resume operations, our financial condition and operating results could be materially adversely affected in the event of a major earthquake or catastrophic event.

We face intense competition for employees.   In order to be successful, we must attract, develop, and retain employees, including employees to work on our growth initiatives where our current employees may lack experience with the business models and markets we are pursuing. Competition for experienced employees in our markets can be intense. In order to attract and retain employees, we must provide competitive compensation packages, including cash and equity compensation. Our equity awards include stock options, RSUs and performance-based RSUs. The future value of these awards is uncertain and depends on our stock price performance over time. In order for our compensation packages to be viewed as competitive, prospective employees must perceive our equity awards to be a valuable benefit.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Risk Management and Strategy

Our approach to cybersecurity risk is based on processes that monitor threats, adapt our capabilities and services, and align our practices with business goals in order to provide security controls that reduce information security risk to the organization and customers.

We implement and maintain controls and capabilities for identifying, assessing, and managing risk from cybersecurity threats to the confidentiality, integrity, or availability of our information systems or any information residing therein. We also carry out broad-scope initiatives and project-specific initiatives aimed at continuously improving our cybersecurity posture. Our risk assessments and initiatives include identification of reasonably foreseeable internal and external risks, assessing the likelihood and potential impact that could result from such risks, and planning and implementing risk management controls as applicable. As a result, we adapt safeguards and processes in order to reduce identified risks in our security posture. Our cybersecurity processes form a part of our overall risk management practices and inform our annual enterprise risk assessment conducted by our internal audit team.

We devote resources and designate high-level personnel, including our Chief Information Security Officer ("CISO") who reports to our Chief Information Officer ("CIO") who in turn reports to our Chief Executive Officer, to manage cybersecurity risk. Our CISO and information security team also develop and implement policies and best practices related to product security. We received ISO 27001 certification for our cybersecurity function and functionality for streaming media through Dolby OptiView in 2024 and are subject to annual ISO 27001 standard compliance monitoring audits in connection with that certification. In fiscal 2025, Dolby Atmos for cars achieved TISAX certification, a global information security standard for the automotive industry. We also take part in periodic security audits by our clients and partners.

As part of our overall risk management processes, our employees at all levels are trained on foundational cybersecurity practices annually, and periodically participate in various activities aimed at increasing their awareness of cybersecurity threats and reinforcing their understanding of our security policies.

Periodically, we engage consultants and other third party service providers in connection with our cybersecurity practices. These service providers assist us in event monitoring, conduct testing and provide feedback on our readiness and compliance, conduct tabletop exercises, and are "on-call" in the event of a significant event. We have implemented a third-party risk management process that we use to evaluate the capabilities and security posture of third-party service providers. As part of that process, we review third-party service providers to ensure that they have implemented appropriate security measures in connection with their work with us.

We have not encountered any cybersecurity incident that had a material impact on our operations or financial standing.

For additional information regarding whether any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, are reasonably likely to materially affect our company, including our business strategy, results of operations, or financial condition, please refer to Part I, Item 1A *"Risk Factors"* in this annual report on Form 10-K, under the heading *"Operations."*

Governance

One of the key functions of our Board of Directors is informed oversight of our risk management process, including risks from cybersecurity threats. Our Board of Directors is responsible for monitoring and assessing strategic risk exposure, and our officers are responsible for the day-to-day management of the material risks we face. Our Board of Directors administers its cybersecurity risk oversight function directly as a whole, as well as through the Audit Committee, which has responsibility for overseeing the adequacy and effectiveness of our cybersecurity and information security programs and policies according to its charter.

Our CISO is primarily responsible for assessing and managing our risks from cybersecurity threats. Our CISO manages a team of cybersecurity professionals with broad experience and expertise, including in cybersecurity strategy and operations, incident response, cybersecurity education and awareness, threat management, insider threats and regulatory compliance. Our CISO has over 25 years of experience in technology, with more than 15 years in information security, holding multiple roles including five years as a CISO for a health insurance company. Our CISO reports on cybersecurity risk management and other matters to our CIO, who in turn reports to our Chief Executive Officer.

Along with our CISO our security, privacy, audit, risk and compliance council ("SPARC Council"), which is a collection of stakeholders from various functions including cybersecurity, legal, IT, engineering, finance, procurement and audit, oversees our cybersecurity policies and processes, including those described in "Risk Management and Strategy" above. Our CISO and our SPARC Council review the results of assessments, including security simulations and tabletop exercises, and discuss and recommend improvements to our policies and processes. In addition to the general reporting structure applicable to our CISO, the other members of the SPARC Council report on those activities through the reporting lines applicable to them, as needed.

Our CISO along with our CIO typically provide quarterly briefings to the Audit Committee regarding our company's cybersecurity risks and activities, including recent cybersecurity incidents and strategy development. The findings from our annual enterprise risk assessment are also presented to the Audit Committee by our internal audit team. Our Audit Committee provides regular updates to the Board of Directors on such reports. In addition, our CISO along with our CIO typically provide annual briefings directly to the Board of Directors on cybersecurity risks and activities.

ITEM 2. PROPERTIES

Headquarters

Our principal corporate office and worldwide headquarters, which we own, is at 1275 Market Street, San Francisco, California.

Other Properties

We also own a commercial office building located in Sunnyvale, California, and lease additional R&D, sales, product testing, and administrative facilities from third parties in California, New York, Maryland, Indiana, Pennsylvania, Missouri, Colorado, and internationally, including in Asia, Europe, Australia, the Middle East, and South America. We believe that our current facilities are adequate to meet our needs for the near future, and that suitable additional or alternative space will be available on commercially reasonable terms to accommodate our foreseeable future operations.

Dolby Wootton Bassett, LLC, of which Dagmar Dolby as Trustee of the Dagmar Dolby Trust under the Dolby Family Trust Instrument dated May 7, 1999 (the "Dagmar Dolby Trust") is the sole member, and the Dagmar Dolby Trust, own a majority financial interest in real estate entities that own and from whom we may lease certain facilities located in Burbank, California and in Wootton Bassett, England. We own the remaining financial interests in these real estate entities. Specifically, we hold a 49.0% minority ownership interest in Dolby Properties Burbank, LLC, which owns a 22,000 square feet facility in Burbank that we are leasing until 2030. We also hold a 10.0% minority ownership interest in Dolby Properties, LP, which owns an approximately 34,000 square foot facility in Wootton Bassett. We are no longer leasing the Wootton Bassett facility.

100 Potrero Avenue, San Francisco, California

We ceased occupancy of the leased space at 100 Potrero Avenue, and do not intend to re-occupy this location. We remained responsible for operating expenses, taxes, and the condition, operation, repair, maintenance, security, and management of the premises through October 31, 2024, the expiration date of our lease. We also agreed to indemnify and hold the Dolby family trusts, as landlord, harmless from and against certain liabilities, damages, claims, costs, penalties, and expenses arising from our conduct related to the premises through such expiration date. We also had a sublease with a subtenant through such expiration date, pursuant to which the subtenant was required to reimburse us with respect to the foregoing expenses and taxes with respect to the subleased premises and to indemnify and hold us harmless with respect to the subleased premises in the same manner described above.

ITEM 3. LEGAL PROCEEDINGS

We are involved in various legal proceedings that occasionally arise in the normal course of business activities, including claims of alleged infringement of IP rights, commercial, employment, and other matters. In our opinion, resolution of these proceedings is not expected to have a material adverse impact on our operating results or financial condition. Given the unpredictable nature of legal proceedings, it is possible that an unfavorable resolution of one or more such proceedings could materially affect our future operating results or financial condition in a particular period; however, based on the information known by us as of the date of this filing and the rules and regulations applicable to the preparation of our consolidated financial statements, any such amounts are either immaterial, or it is not probable that a potential loss has been incurred or the amount of loss cannot be reasonably estimated.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our Class A common stock is traded on the New York Stock Exchange ("NYSE") under the symbol "DLB." Our Class B common stock is neither listed nor publicly traded. As of October 24, 2025, there were 109 holders of record of our Class A common stock and 32 holders of record of our Class B common stock. The number of Class A beneficial stockholders is substantially greater than the number of holders of record since a large portion of our common stock is held through brokerage firms.

Dividend Policy

In October 2014, we announced a quarterly cash dividend program for our stockholders that was initiated by our Board of Directors. Since the program was initiated, a quarterly dividend has been declared and paid to all eligible stockholders of Class A and Class B common stock. Most recently, on November 18, 2025, we announced a dividend in the amount of $0.36 per share, payable on December 10, 2025, to stockholders of record as of the close of business on December 2, 2025.

Dividend declarations and the establishment of future record and payment dates are subject to the Board of Directors' continuing determination that the dividend policy is in the best interests of our stockholders. The dividend policy may be changed or canceled at the discretion of the Board of Directors at any time. For additional information related to our quarterly dividend, see Note 9 "*Stockholders' Equity and Stock-Based Compensation*" to our consolidated financial statements and *Shareholder Return* in Part II, Item 7 "*Management's Discussion and Analysis of Financial Condition and Results of Operations.*"

Sales of Unregistered Securities

None.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In November 2009, we announced a stock repurchase program ("program"), providing for the repurchase of our Class A common stock. Stock repurchases under the program may be made through open market transactions, negotiated purchases, or otherwise, at times and in amounts that we consider appropriate. The timing of repurchases and the number of shares repurchased depend upon a variety of factors, including price, regulatory requirements, the rate of dilution from our equity compensation plans, and other market conditions. The program does not have a specified expiration date, and can be limited, suspended, or terminated at our discretion at any time without prior notice. Shares repurchased under the program will be returned to the status of authorized but unissued shares of Class A common stock.

The following table summarizes the initial amount of authorized repurchases as well as additional repurchases approved by our Board of Directors as of September 26, 2025 (in thousands):

Date of Authorization	Authorization Amount
Fiscal 2010: November 2009	$ 250,000
Fiscal 2010: July 2010	300,000
Fiscal 2011: July 2011	250,000
Fiscal 2012: February 2012	100,000
Fiscal 2015: October 2014	200,000
Fiscal 2017: January 2017	200,000
Fiscal 2018: July 2018	350,000
Fiscal 2019: July 2019	350,000
Fiscal 2021: July 2021	350,000
Fiscal 2022: February 2022	250,000
Fiscal 2022: August 2022	350,000
Fiscal 2024: August 2024	350,000
Total	**$3,300,000**

The following table provides information regarding our share repurchases made under this program during the fourth quarter of fiscal 2025:

Repurchase Activity	Total Shares Purchased	Average Price Paid Per Share (1)	Total Shares Purchased As Part Of Publicly Announced Programs	Remaining Authorized Share Repurchases (2)
June 28, 2025 - July 25, 2025	—	$ —	—	$311.6 million
July 26, 2025 - August 22, 2025	421,933	72.89	421,933	$280.8 million
August 23, 2025 - September 26, 2025	57,428	73.95	57,428	$276.6 million
Total	**479,361**		**479,361**	

(1) Average price paid per share excludes commission costs.
(2) Amounts represent the approximate dollar value of the maximum remaining number of shares that may yet be purchased under the stock repurchase program as of the end of the applicable period and excludes commission costs.

Stock Price Performance Graph

The following graph compares the total cumulative return of our Class A common stock with the total cumulative return for the New York Stock Exchange Composite Index ("NYSE Composite") and the S&P MidCap 400 Index ("S&P 400") for the five fiscal years ended September 26, 2025. The figures represented below assume an investment of $100 in our Class A common stock at the closing price of $64.99 on September 25, 2020, and in the NYSE Composite and S&P 400 on the same date and the reinvestment of dividends into shares of common stock. The comparisons in the table are required by the SEC and are not intended to forecast or be indicative of possible future performance of our Class A common stock. This graph shall not be deemed "filed" for purposes of Section 18 of Securities Exchange Act of 1934, as amended

("Exchange Act") or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any of our filings under the Securities Act or the Exchange Act.



ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results may differ materially from those referred to herein due to a number of factors, including but not limited to key challenges listed below and risks described in Part I, Item 1A "Risk Factors" and elsewhere in this Annual Report on Form 10-K. We disclaim any duty to update any of the forward-looking statements after the date of this Annual Report on Form 10-K to conform our prior statements to actual results.

Investors and others should note that we disseminate information to the public about our company, our products, services, and other matters through various channels, including our website (www.dolby.com), our investor relations website (http://investor.dolby.com), SEC filings, press releases, public conference calls, and webcasts, in order to achieve broad, non-exclusionary distribution of information to the public. We encourage investors and others to review the information we make public through these channels, as such information could be deemed to be material information.

MACROECONOMIC CONDITIONS

Our revenue can be negatively impacted by macroeconomic conditions, including but not limited to, the financial health of our licensees, inflation, heightened interest rates, foreign exchange rates, rising costs of material, increased shipping costs, tariffs and trade barriers, international conflicts, labor disputes, reduced discretionary consumer spending, and reduced new product investment by our customers. In particular, the U.S. has recently implemented tariffs on certain imports and some U.S. trading partners have implemented or announced retaliatory tariffs or other trade barriers. The situation is highly dynamic and the potential impacts are impossible to predict with certainty. For example, any increases in tariffs or other trade barriers may, directly or indirectly, increase the cost of producing or delivering our products, increase the costs to our licensees of licensing our technology, and may decrease demand for our products and services. If the costs or lead times required for our licensees to manufacture and export their products, such as consumer electronics products and cars, result in higher prices or longer lead times for end consumers, sales of those products may decrease and thus royalty payments payable to Dolby that are based on unit shipments may decrease. Any of the foregoing impacts could negatively impact our revenue from licensing and product sales.

Macroeconomic conditions also impart substantial uncertainty into our operating environment and may lead to follow-on negative economic effects like recession or heightened inflation, each of which presents additional challenges for our business. Uncertainty or an adverse economic climate may cause delays or a decrease in the adoption of our technologies into new products by partners and licensees, or lead manufacturers to discontinue including our technology in their products or to seek price reductions. These conditions may impact consumer demand for our licensees' products that incorporate our technology and for our own products and services. Further, the noted macroeconomic conditions and related uncertainty may negatively impact transaction cycles and our recovery of revenue associated with past unauthorized or unreported usage.

The future implications of these macroeconomic conditions on our business, results of operations and overall financial position remain uncertain. We continue to monitor the evolving macroeconomic environment, including the imposition of tariffs and other trade barriers, and the impact on our business. Further discussion of the potential impacts of these macroeconomic effects on our business can be found in Part I, Item 1A "*Risk Factors.*"

LICENSING

The majority of our revenue is derived from two licensing models, Branded Technology Licensing and Patent Licensing, each of which individually comprises a substantial portion of our revenue. While each has had successes, they share certain challenges. In particular, factors such as global supply constraints or device lifecycles may impact licensing revenue. Further, in certain countries, we and other IP owners face difficulties enforcing contractual and IP rights, including instances in which our licensees fail to accurately report the shipment of products using our technologies. Finally, we face geopolitical challenges including changes in diplomatic and trade relationships, trade protection measures including the imposition of tariffs, and import or export licensing requirements. Further discussion of the potential impacts of the key challenges on our business can be found in Part I, Item 1A "*Risk Factors.*"

Branded Technology Licensing

Dolby's branded technology licensing offers complete technology solutions to our licensees, primarily device manufacturers. Licenses include rights to software, patent rights, know-how, and the relevant Dolby brand. Our branded technologies are primarily comprised of Branded Audio Codecs (DD+ and AC-4) and Dolby Atmos and Dolby Vision (Dolby Atmos for audio, and Dolby Vision for imaging). Licensing revenue is primarily driven by the adoption of our technologies on devices and the number of devices shipped by licensees. Our branded audio codecs have broad penetration across a diverse set of devices and end markets. Revenue from these technologies is primarily driven by device shipments from licensees, and as such, is impacted by consumer spending. The remaining portion of our branded licensing revenue is derived from Dolby Vision and Dolby Atmos. Dolby Vision and Dolby Atmos have not been in the market as long as our branded audio codecs, thus revenue growth is driven by device shipments, increased adoption and the addition of new licensees.

We are focused on expanding our leadership in audio and imaging solutions for premium entertainment content by increasing the number of Dolby experiences that people can enjoy, which will drive revenue growth across the markets we serve. We work across our ecosystem of partners including creators, distributors and device manufacturers to increase the number of Dolby experiences that people can enjoy by enhancing content, including movies and TV, music and live sports, using Dolby branded technologies. Increased content in these areas increases our value proposition across our end markets. In movies and TV, thousands of movie titles and tens of thousands of TV episodes have been created and released in Dolby Atmos and/or Dolby Vision. Major streaming partners and services such as Netflix, Disney+, Apple TV, Amazon, HBO Max, Paramount+, and other streaming partners and services internationally, continue to enhance content in Dolby Vision and Dolby Atmos. In sports, the Super Bowl, March Madness, FIFA Club World Cup soccer, the Stanley Cup Finals, the French Open, the Indian Premier League playoffs and finals, and the World Test Cricket Championship Final were available in Dolby. Also, Peacock currently streams its NFL Sunday Night Football games and NBA games in Dolby Atmos.

Patent Licensing

Our patents are incorporated into the AAC, HE-AAC, and Extended HE-AAC standards for audio, and the AVC and HEVC standards for imaging. The licensing of these patents forms the core of our patent licensing. Revenue generated through our patent licensing model is driven primarily by our royalty share within patent pools, licensee penetration, device shipments, and the introduction of new standardized technologies and patent programs.

In fiscal 2025, we expanded our imaging program footprint by participating as a licensor in the launch of the new Video Distribution Program administered by Access Advance. This patent pool expands the growth opportunity for imaging patents beyond device makers to content distributors. While still in the early phase of development, the pool has already secured 33 licensors, including notable licensors like Mitsubishi, Philips, Hyundai, Alibaba and Oppo, and five licensees, including ByteDance, Kuaishou, NTT Docomo and Tencent. We expect to start generating revenue from the program in fiscal 2026 and, as streaming continues to grow in popularity, we expect this new patent pool will be an important growth driver for Dolby.

In fiscal 2024, we acquired GE Licensing (as defined below), which strengthened our position in existing programs, most notably in modern video codecs like HEVC. In fiscal 2025 we completed the integration of GE

Licensing by incorporating people, processes, and core assets into Dolby while divesting non-core programs and other assets.

In fiscal 2025, we, together with our patent pool partners, renewed existing licensees and increased licensee penetration in established imaging programs across multiple end markets. Access Advance entered into 32 new licenses for its HEVC program, including licenses with HP, TCL and Adobe. In October 2025, Microsoft and Google joined Via LA's HEVC/VVC patent pool as licensees.

Via LA continued to make progress adding new licensees to its AAC patent pool, in which we are a licensor. Vectis added Panasonic, Ford, Epson, and ALPS Alpine as new licensees to their OPUS Patent Pool, in which we are a licensor.

Revenue from our patent licensing is driven, in part, by the adoption and use of the standardized technologies in which we participate by device manufacturers. As in any technology licensing business, it is possible that changing partner preferences, consumer preferences, or other market dynamics could lead to increased or decreased adoption, or the use of alternative technologies.

Revenue derived from our patent licensing programs is also driven by the success of the patent pools in which we participate, which is driven by licensee, licensor, and program renewals. The revenue we derive from patent pools also depends significantly on the patent pool administrators' success in negotiating licenses with companies already using the relevant standard (i.e. licensee penetration). Additionally, our licensing revenue from patent pools is driven, in part, by the royalty share among pool licensors, which is determined based on the value of the patents each licensor contributes to the pool, as governed by allocation rules negotiated among the pool licensors.

The standardized technologies at the core of our patent licensing are intended for broad use across all device categories that play back audio and visual content. Device manufacturers typically negotiate and acquire the patent rights for these technologies for implementation across all their device categories and product lines in their applicable end markets.

For a discussion of certain risks related to our patent licensing model, please refer to Part I, Item 1A "*Risk Factors*" in this annual report on Form 10-K, in particular the sections under the headings "*Technology Standards*" and "*Intellectual Property.*"

Licensing End Markets

The following are highlights and key challenges related to Dolby's licensing businesses, by market.

Broadcast

Highlights

We have an established global presence and broad adoption of our branded audio and patent licensing technologies in broadcast services and devices, which primarily include TVs and STBs. We work with many TV OEMs and strategic partners to enable and promote Dolby Vision and Dolby Atmos experiences within their TV lineups. We have strong attach rates for Dolby Atmos and Dolby Vision with high end TVs and continue to grow adoption on mid-range TVs. Many partners continue to expand their support of the combined Dolby Vision and Dolby Atmos experience. In fiscal 2025, we announced Dolby Vision 2, which is expected to improve picture quality and unleash the full capabilities of modern TVs, by automatically adjusting contrast via ambient light detection, optimizing motion control for sports and gaming content, and tone mapping that enables creators to take full advantage of the latest advancements in higher end TV displays. Hisense and TCL announced that they will release TVs that support Dolby Vision 2.

Our pursuit of new licensees and further adoption of our technologies by existing licensees may be impacted by a number of factors. We must continue to present compelling reasons for consumers to demand our audio and video technologies, including ensuring that there is a breadth of available content in our formats and such content is being widely distributed. To the extent that OEMs do not incorporate our technologies in current and future products or our technology is not included in future broadcast industry standards, our revenue could be negatively impacted. Changing trends in the way that video content is distributed and consumed may impact our business and future growth in the broadcast market, such as the trend away from subscription-based cable and satellite television providers toward streaming services.

Mobile

Highlights

We continue to promote adoption of our technologies across major mobile ecosystems, including Apple and Android. Our patent licensing technologies are adopted broadly throughout the mobile device ecosystem. Dolby Atmos and Dolby Vision are included throughout the Apple device line-up and in Apple TV, and Dolby Atmos is included in Apple Music. Dolby Vision Capture has been supported on all iPhones since the iPhone 12. We have strong adoption of Dolby Atmos and our branded audio codecs across high-end Android mobile devices and are focused on growing our presence on low and mid-tier phones. An increasing number of Android device manufacturers have adopted Dolby Vision and Dolby Vision Capture on high end devices and we are focused on the opportunity to significantly increase our adoption. The breadth of mobile devices supporting Dolby technologies continues to increase globally. In fiscal 2025, device manufacturers such as OPPO, Motorola, and Xiaomi released new mobile devices supporting Dolby technologies such as Dolby Vision, Dolby Vision Capture, and Dolby Atmos.

Additionally, Douyin, known in many parts of the world as TikTok, has made Dolby Vision available to it users in China and has offered their users the ability to capture, share and edit content in Dolby Vision. Instagram for iOS is now the first Meta app to support Dolby Vision.

Key Challenges

Growth in this market is dependent on several factors. Due to short product life cycles, mobile device OEMs can readily add or remove certain of our technologies from their devices. Our success depends on our ability to address the rapid pace of change in mobile devices, and we must continuously collaborate with mobile device OEMs to incorporate our technologies. We rely on a small number of partnerships with key participants in this market. If we are unable to maintain these key relationships, we may experience a decline in mobile devices incorporating our technologies. To the extent that OEMs do not incorporate our technologies in current and future products or our technology is not included in future mobile industry standards, our revenue could be impacted. We must also continue to support the development and distribution of Dolby-enabled content via various ecosystems.

Consumer Electronics

Highlights

We have an established presence in the home entertainment market across devices such as wireless and smart speakers, soundbars, DMAs (devices that connect a home media system to the internet), and AVRs, through the inclusion of our branded audio codecs, and increasingly through the inclusion of Dolby Atmos and Dolby Vision. Our patent licensing technologies also have broad adoption in the home entertainment market. We continue to focus on expanding the availability of Dolby technologies to new devices. In fiscal 2025, several new soundbars featuring Dolby technologies such as Dolby Atmos were introduced from various manufacturers including Harman Kardon, Samsung, LG, and Sonos.

Key Challenges

We must continue to present compelling reasons for consumers to demand our technologies wherever they enjoy entertainment content, while promoting creation and broad availability of content in our formats. With relatively short product life cycles for many consumer electronics, OEMs can add or remove certain of our technologies from their products which could impact our revenue. In addition, to the extent that our technology is not included in future industry standards, our revenue could be impacted.

Personal Computers

Highlights

DD+ enhances audio playback in Mac computers through the operating system with native support in the Safari browser, and Windows-based PCs through PC OEM implementations and native support in the Microsoft Edge browser. Dolby's presence in these browsers enables us to reach more users through various types of content, including streaming video entertainment. A number of PCs from partners such as Apple, Lenovo, Dell, Samsung, Microsoft, and ASUS also support Dolby Vision and/or Dolby Atmos, with continued expansion of applications through music, streaming, and gaming.

Key Challenges

Demand for PCs has fluctuated significantly in recent years. We must continuously collaborate and maintain our key partnerships with PC manufacturers to incorporate our technologies, and we must continue to support the development and distribution of Dolby-enabled content via various ecosystems. To the extent that PC manufacturers do not incorporate our technologies in current and future products, our revenue could be impacted.

Other Markets

Highlights

We generate revenue from the automotive industry primarily through the adoption of Dolby Atmos in cars. In fiscal 2025, many car manufacturers announced or launched new models that support Dolby Atmos, such as Porsche, Cadillac, Volvo, Xiaomi, Hyundai, and Audi. NIO, ZEEKR, and Li Auto announced new car models that support Dolby Vision. Also, Pioneer, the biggest manufacturer of after-market car audio systems, demonstrated how Dolby Atmos could be used in an aftermarket solution using a 4-channel speaker system, expanding the market opportunity for Dolby Atmos in the car. Samsung Display is working with Dolby to pre tune its OLED displays for autos to ease manufacturers' adoption of Dolby Vision, and Texas Instruments launched its new family of chips for automakers which support Dolby Atmos.

Gaming consoles such as the Sony PlayStation and the Microsoft Xbox use DD+ to support gaming content and streaming for movie and television content. The PlayStation 5 supports compatible Dolby Atmos-enabled living room devices. The Xbox Series X and Series S gaming consoles support Dolby Vision and Dolby Atmos for streaming and gaming content. Additionally, our technologies continue to be incorporated into the latest headphones by various OEMs.

Key Challenges

Our automotive-related revenue growth will be impacted if OEMs do not incorporate our technologies in their latest products. The long development cycle of the automotive industry reduces the frequency of our opportunities to be incorporated into additional products. Additionally, the automotive industry is cyclical, so our revenue from the auto market is affected by the broader cycles of the industry. Consumer demand for gaming devices is impacted by anticipation of console refresh cycles, which could result in fluctuations in our revenue. In addition, the gaming console market has competition from mobile devices and gaming PCs, which have faster refresh cycles and appeal to a broader consumer base.

Included within Other Markets is also licensing revenue from audio and video technologies used to create Dolby experiences through Dolby Cinema.

Dolby Cinema

Highlights: We continue to expand our global presence for Dolby Cinema, with sites located in the U.S. and internationally. In fiscal 2025, we announced with AMC that we will add an additional 40 Dolby Cinemas at AMC locations in the U.S. through the end of calendar year 2027. We also announced that we are launching Dolby Cinema in India this year, beginning with six exhibitors that are expected to be open by the end of fiscal 2026. We increased the number of Dolby Atmos and Dolby Vision theaters or exhibitors in South Korea, Taiwan, and Europe.

Key Challenges: Although the PLF market for the cinema industry has been growing, Dolby Cinema competes with other existing offerings. Our success depends on our partners and their success, and our ability to differentiate our offering and deploy new sites. In addition, the success of our Dolby Cinema offering is tied to global movie production and box office performance generally.

PRODUCTS AND SERVICES

A majority of our Products and Services revenue is derived from the sale of audio and imaging products for the cinema industry. Revenue from Dolby OptiView is also included in products and services.

Cinema Products and Services

Highlights

To help enable the playback of content in Dolby formats, we offer a range of servers, which include the IMS3000 (an integrated imaging and audio server with Dolby Atmos), and audio processors, such as the CP950, to cinema exhibitors globally. Dolby Atmos has been adopted broadly across studios, content creators, post-production facilities, and exhibitors. As of the end of fiscal 2025, there are over 8,500 Dolby Atmos screens installed or committed and over 4,300 Dolby Atmos theatrical titles have been announced or released.

We also offer a variety of other cinema products, such as the Dolby Multichannel Amplifier and our high-power flexible line of speakers. These products allow us to offer exhibitors a more complete Dolby Atmos solution that is often more cost effective than other commercially available options.

Key Challenges

Demand for our cinema products is dependent upon our partners and their success in the market, industry and economic cycles, box office performance, and our ability to develop and introduce new technologies, further our relationships with content creators, and promote new cinematic audio and video experiences. A significant portion of our growth opportunity lies in international markets, which are subject to geopolitical risks. Additionally, weakness in general economic conditions due to inflation, recession, the imposition of tariffs and other trade barriers, or other unfavorable economic conditions could have a negative impact on our cinema-related revenue due to reduced consumer discretionary spending. We may also be faced with pricing pressures or competing technologies, which would affect our revenue. In addition, supply chain constraints may impact our ability to provide cinema products and services to our customers. Long lead times and increased cost of materials due to the macroeconomic conditions, including higher interest rates have also negatively impacted the financial health of our cinema customers and partners, leading to reduced new product investment and lower demand.

Dolby OptiView

Highlights

Our strategy for Dolby OptiView is to bring Dolby's audio and video technologies to a broader range of media content and digital experiences. We are expanding our addressable market by offering solutions to companies building real-time digital experiences that increase audience engagement. For instance, our solution can provide the capability to stream high quality audiovisual content with ultra-low latency that reduces the delay between the action and the viewer.

Content being delivered with almost no delay enables our customers to create real-time interaction in their apps and services. This near instantaneous interaction is essential to the experiences companies, particularly in sports and entertainment, are creating.

Over time, we believe this way of delivering and engaging with content will be used more broadly, thereby increasing their business opportunity.

Key Challenges

Dolby OptiView is an early-stage business, and it is uncertain when or if it will be a material revenue driver. Our success in this market will depend on adoption by companies building real-time digital experiences that increase audience engagement, the volume of usage of the services and our ability to monetize our services. In addition, the development and maintenance needed to provide a reliable and scalable platform may require us to incur additional costs to develop new skills within our existing employee base or hire external specialized talent. Although the market for real-time experiences has been growing, Dolby OptiView competes with other offerings from third parties.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our consolidated financial statements and accompanying notes are prepared in accordance with U.S. GAAP, pursuant to SEC rules and regulations. The preparation of these financial statements requires us to establish accounting policies and make certain estimates and assumptions that affect the reported amounts of assets and liabilities, revenue and expenses. The SEC considers an accounting policy and estimate to be critical if it is both important to a company's financial condition or results of operations and requires significant judgment by management in its application. On a regular basis, we evaluate our assumptions, judgments, and estimates, and historically, actual results have not differed significantly from them. If actual results or events differ materially from our judgments and estimates, our reported financial condition and results of operation for future periods could be materially affected. We have reviewed the selection and development of the critical accounting policies and estimates discussed below with the Audit Committee of our Board of Directors.

Revenue Recognition

We derive our revenue primarily from the licensing of our technologies and patents. In determining how revenue should be recognized, a five-step process is used, which requires judgment and estimates within the revenue recognition process. Generally, revenue is recognized upon transfer of control of promised products, services or IP rights to customers in an amount that reflects the consideration that we expect to receive in exchange for those products, services or licensing of the IP rights. The primary judgments include estimating sales-based revenue in advance of receiving statements from our licensees, estimating variable consideration, identifying the performance obligations in the contract, and determining whether the performance obligations are distinct, and allocating consideration accordingly.

Most of our licensing arrangements are structured as sales-based whereby we are paid a unit-based royalty. The unit-based sales data that triggers the royalty obligation is generally reported to us in the quarter after triggering the royalty obligation. We apply the royalty exception to these arrangements, which requires that we recognize sales-based royalties when the sales occur based on our estimates. Our estimates of royalty-based revenue take into consideration the macroeconomic effect of global events, such as inflation, elevated interest rates, economic impacts related to industry challenges, or other economic conditions, which may impact supply chain activities as well as demand for shipments. These estimates also involve the use of historical data and judgment for several key attributes including industry estimates of expected shipments, the percentage of markets using our technologies, and average sale prices. Generally, our estimates represent the current period's shipments for which we expect our licensees to submit royalty statements in the following quarter. Upon receipt of royalty statements from the licensees with the actual reporting of sales-based royalties that we previously estimated, we record a favorable or unfavorable adjustment based on the difference, if any, between estimated and actual sales.

We also enter into fixed and guaranteed licensing fee arrangements, that require the licensee to pay a fixed, non-refundable fee. In these cases, control is transferred and the transaction price—the amount we expect to be entitled to in exchange for the license right—is recognized upon the later of contract execution or the effective date. Transaction price is determined at contract execution and, to the extent variable consideration applies, is updated each subsequent reporting period until the completion of the contract. We evaluate whether other distinct performance obligations exist, such as PCS, and determine the stand-alone selling price. We do so by considering actual stand-alone sales in addition to market conditions such as competitor pricing strategies, customer specific information and industry technology lifecycles, internal conditions such as cost and pricing practices, or applying the residual approach method when the selling price of the good, most commonly a license, is highly variable or uncertain. In addition, we evaluate whether a significant financing component exists when we recognize revenue in advance of customer payments that occur over time and extend beyond one year. In general, if the payment arrangements extend beyond the first year of the contract, we treat a portion of the payments as a financing component. The discount rate used for each arrangement reflects the rate that would be used in a separate financing transaction between us and the licensee at contract inception and takes into account the credit characteristics of the licensee and market interest rates as of the date of the agreement. If we assess the financing component to be significant to the contract, the amount of fixed fee revenue recognized at the beginning of the license term will be reduced by the calculated financing component. The portion related to the financing component is recorded as interest income, and is not material to our consolidated financial statements.

For additional information, see Note 3 "*Revenue Recognition*" to our consolidated financial statements in Part II, Item 8 of this Annual Report on Form 10-K.

IMPACT OF NEW ACCOUNTING STANDARDS NOT YET ADOPTED

For information on recent accounting standards that have not been adopted yet and the impact of these standards on our consolidated financial statements, refer to Note 2 "*Summary of Significant Accounting Policies*" to our consolidated financial statements in this Annual Report on Form 10-K.

RESULTS OF OPERATIONS

For each line item included on our consolidated statements of operations described and analyzed below, the significant factors identified as the leading drivers contributing to the overall fluctuation are presented in descending order of their impact on the overall change (from an absolute value perspective). This discussion and analysis highlights comparisons of material changes in the consolidated financial statements for the years ended September 26, 2025 and September 27, 2024. For the discussion and analysis highlighting comparisons of material changes in the consolidated financial statements for the years ended September 27, 2024 and September 29, 2023, refer to Part II, Item 7 "*Management's Discussion and Analysis of Financial Condition and Results of Operations*" included in our Annual Report on Form 10-K for the year ended September 27, 2024, which is incorporated herein by reference. Note that adjustments related to sales-based royalties that were misreported by licensees as well as unlicensed settlement activity, are collectively referred to as "recoveries." Amounts displayed, except percentages, are in thousands.

Revenue and Gross Margin

Licensing

Licensing revenue consists of fees earned from licensing our technologies to customers who incorporate them into their products and services to enable and enhance audio and imaging capabilities. The technologies that we license are either internally developed, acquired, or licensed from third parties. We also generate administrative fees for managing patent pools on behalf of third party patent owners through our subsidiary, Via LA. A significant portion of our licensing revenue pertains to customer-shipment royalties that we recognize based on estimates of our licensees' shipments. To the extent that shipment data reported by licensees differs from estimates we made and recorded, we recognize an adjustment to revenue for such difference in the period we receive the reported shipment data.

Our cost of licensing consists mainly of amortization of certain purchased intangible assets and intangible assets acquired in business combinations, depreciation, third party royalty obligations, and patent pool fees.

	Fiscal Year Ended		Change	
Licensing	September 26, 2025	September 27, 2024	$	%
Revenue	$1,248,017	$1,181,794	$66,223	6%
Percentage of total revenue	*93%*	*93%*		
Cost of licensing	83,619	67,204	16,415	24%
Gross profit	1,164,398	1,114,590	49,808	4%
Gross margin	*93%*	*94%*		

	Fiscal Year Ended			
Licensing Revenue By Market	September 26, 2025		September 27, 2024	
Broadcast	$ 428,471	34%	$ 409,105	35%
Mobile	268,568	22%	235,774	20%
CE	150,704	12%	165,817	14%
PC	151,894	12%	141,300	12%
Other	248,380	20%	229,798	19%
Total licensing revenue	**$1,248,017**	**100%**	**$1,181,794**	**100%**

Factor		Licensing Revenue		Gross Margin
Mobile	↑	*Higher revenue from our imaging patent programs due to the GE Licensing acquisition and timing of our audio patent minimum volume commitments*		
Broadcast	↑	*Higher revenue from timing of minimum volume commitments, adoption of Dolby Vision and Dolby Atmos, and higher revenue from our imaging patent programs*		
Other	↑	*Higher automotive revenue due to adoption of Dolby Atmos and Dolby Vision and higher Dolby Cinema revenue due to better box office receipts and additional Dolby Cinema sites, partially offset by lower gaming revenue due to timing of minimum volume commitments*	↑	*Higher licensing revenue, partially offset by higher intangible asset amortization expense from recent business combinations*
CE	↓	*Lower revenue from audio patent minimum volume commitments, lower recoveries, and lower unit shipments*		
PC	↑	*Higher revenue from our imaging patent programs and higher recoveries, partially offset by lower revenue from our foundational audio technologies*		

Products and Service

Products revenue is generated from the sale of audio and imaging hardware and software products for the cinema, television, broadcast and entertainment industries. Also included in Products revenue are amounts relating to certain Dolby Cinema arrangements that are considered sales-type leases that involve fixed or minimum fees. Cost of products includes materials, labor, manufacturing overhead, amortization of certain intangible assets, and certain third party royalty obligations.

Services revenue consists of fees charged to support theatrical and television production for cinema exhibition, broadcast, and home entertainment, including equipment training and maintenance, mixing room alignment, equalization, as well as audio, color, and light image calibration. Services revenue also includes PCS for products sold and equipment installed at Dolby Cinema theaters operated by exhibitor partners and support for the implementation of our technologies into products manufactured by our licensees. Also included in Services revenue are amounts generated through Dolby OptiView. Cost of services consists of personnel and personnel-related costs for providing our professional services, software maintenance and support, external contractors, and other direct expenses incurred on behalf of customers.

	Fiscal Year Ended		Change	
Products and Services	**September 26, 2025**	**September 27, 2024**	**$**	**%**
Revenue	$101,113	$91,927	$9,186	10%
Percentage of total revenue	*7%*	*7%*		
Cost of products and services	76,513	73,292	3,221	4%
Gross profit	24,600	18,635	5,965	32%
Gross margin	*24%*	*20%*		

Factor	Products and Services Revenue		Gross Margin	
Products	←→	*No significant fluctuations*	←→	*No significant fluctuations*
Services	↑	*Higher Dolby OptiView revenue as compared to the prior year*	↑	*Higher gross margin due to higher Services revenue*

Operating Expenses

Research and Development

R&D expenses consist primarily of employee compensation and benefits expenses, stock-based compensation, external contractor costs, depreciation and amortization, facilities costs, costs for outside materials, and information technology expenses.

	Fiscal Year Ended		Change	
	September 26, 2025	**September 27, 2024**	**$**	**%**
Research and development	$261,792	$263,663	$(1,871)	(1)%
Percentage of total revenue	*19%*	*21%*		

Category	Key Drivers	
Research and Development	←→	*No significant fluctuations*

Sales and Marketing

S&M expenses consist primarily of employee compensation and benefits expenses, stock-based compensation, marketing and promotional expenses for events such as trade shows and conferences, marketing campaigns, travel-related expenses, contractor fees, facilities costs, depreciation and amortization, information technology expenses, and legal costs associated with unreported and underreported use of our IP.

	Fiscal Year Ended		Change	
	September 26, 2025	September 27, 2024	$	%
Sales and marketing	$360,711	$334,460	$26,251	8%
Percentage of total revenue	*27%*	*26%*		

Category		Key Drivers
Legal, Professional, and Contractors	↑	*Higher costs of $14.3 million primarily due to litigation activities*
Compensation & Benefits	↑	*Higher costs of $11.7 million due to bonus achievement, benefits and wage taxes, and higher salaries expense*
Marketing	↓	*Lower costs of $7.4 million primarily due to non-repeating marketing activities in the prior year*
Stock-based compensation	↑	*Higher costs of $4.4 million primarily due to increase in RSU share count and lower benefit from forfeitures due to restructuring activities in the prior year*

General and Administrative

G&A expenses consist primarily of employee compensation and benefits expenses, stock-based compensation, depreciation and amortization, facilities and information technology costs, as well as professional fees and other costs associated with external contractors.

	Fiscal Year Ended		Change	
	September 26, 2025	September 27, 2024	$	%
General and administrative	$286,529	$270,392	$16,137	6%
Percentage of total revenue	*21%*	*21%*		

Category		Key Drivers
Credit Loss Expense	↑	*Higher costs of $4.7 million due to an increase in aged receivables*
Other	↑	*Higher stock-based compensation, salaries expense, and bonus achievement*

Restructuring Charges

Restructuring charges recorded as operating expenses in our consolidated statements of operations represent costs associated with separate individual restructuring plans implemented in various fiscal periods. The extent of our costs arising as a result of these actions, including fluctuations in related balances between fiscal periods, is based on the nature of activities under the various plans.

	Fiscal Year Ended		Change	
	September 26, 2025	September 27, 2024	$	%
Restructuring charges	$15,007	$6,384	$8,623	135%
Percentage of total revenue	*1%*	*1%*		

Fiscal 2025 Restructuring Events

In September 2025, we initiated restructuring actions in order to centralize teams into fewer locations to provide better access to talent pools, encourage multi-disciplinary collaboration, and simplify operations. In connection with this plan, we recorded expense in fiscal 2025 of $6.1 million in severance and other related benefits. The remaining components of this plan are expected to be completed by the end of the second quarter of fiscal 2026, resulting in an additional charge of approximately $10 million in severance and other termination benefits. Cash payment of the severance and other termination benefits are expected to be substantially completed by the end of the first quarter of fiscal 2026. These activities are expected to result in estimated gross pre-tax operating income savings of approximately $20 million in fiscal 2026, due to estimated savings in compensation and benefits of impacted employees. The impact of these estimated savings on our operating expenses will be mostly offset by increased investment in our strategic priorities and the effects of inflation on our remaining expenses.

In November 2024, we initiated restructuring actions with the purpose of aligning our R&D resources, and to a lesser extent our S&M resources, with our highest strategic priorities. In connection with this plan, we recorded expense in fiscal 2025 of $9.2 million in severance and other related benefits. The remaining components of this plan were substantially completed by the end of fiscal 2025. Cash payment of the severance and other termination benefits were substantially completed by the end of fiscal 2025. These activities resulted in estimated gross pre-tax operating income savings of approximately $20 million in fiscal 2025, due to estimated savings in compensation and benefits of impacted employees, which was consistent with our expectations. The impact of these estimated savings on our operating expenses was mostly offset by increased investment in our strategic priorities and the effects of inflation on our remaining expenses.

Fiscal 2024 Restructuring Events

In April 2024, we initiated restructuring actions with the purpose of focusing our resources on our highest strategic priorities. In connection with this plan, we recorded an expense in fiscal 2024 of $4.6 million in severance and other related benefits. Cash payment of the severance and other termination benefits were substantially completed by the end of fiscal 2024. These activities resulted in gross pre-tax operating income savings of approximately $3 million in fiscal 2024 and resulted in savings of approximately $11 million within fiscal 2025, which was consistent with our expectations. The impact of these estimated savings on our operating expenses was mostly offset by increased investment in our strategic priorities and the effects of inflation on our remaining expenses.

Fiscal 2023 Restructuring Events

In September 2023, we initiated a restructuring plan with the purpose of focusing our resources on our highest strategic priorities. In continuation with this plan, we recorded an expense in fiscal 2024 of $7.4 million in severance and other related benefits. Cash payment of the severance and other termination benefits were substantially completed by the end of fiscal 2024. These activities resulted in gross pre-tax operating income savings of approximately $40 million within fiscal 2024, which was consistent with our expectations. The impact of these savings on our operating expenses was offset by increased investment in our strategic priorities and the effects of inflation on our remaining expenses.

In June 2023, we implemented a focused restructuring plan, primarily consisting of workforce reductions and facility consolidations to improve execution in alignment with our strategy and to reduce our cost structure through improved utilization of our global infrastructure. Actions and expenses related to this plan were substantially completed by the end of fiscal 2024. These activities resulted in gross pre-tax operating income savings of approximately $20 million in fiscal 2024, which was consistent with our expectations. The impact of these savings on our operating expenses was mostly offset by increased investment in our strategic priorities and the effects of inflation on our remaining expenses.

For additional information on our Restructuring programs, see Note 13 "*Restructuring*" to our consolidated financial statements.

Other Income/Expense

Other income/expense primarily consists of interest income earned on cash and investments and the net gains or losses from foreign currency transactions, derivative instruments, our proportionate share of net income or losses from our equity method investments, and gains and losses on the sales of marketable securities from our investment portfolio.

	Fiscal Year Ended		Change	
Other income/(expense)	September 26, 2025	September 27, 2024	$	%
Interest income/(expense), net	$15,376	$34,077	$(18,701)	(55)%
Other income, net	23,150	20,076	3,074	15%
Total	**$38,526**	**$54,153**	**$(15,627)**	**(29)%**

Category		Key Drivers
Interest Income	↓	*Lower yields on invested cash balances*
Other Income	↑	*Higher income from our equity method investments in the current year*

Income Taxes

Our effective tax rate is based on our fiscal year results and is affected each period end by several factors. These include differences from projected fiscal year results, changes to tax rates, the relative mix of income earned in our domestic and foreign jurisdictions, as well as discrete items such as changes to our uncertain tax benefits that may occur but are not necessarily consistent between periods. For additional information related to effective tax rates, see Note 12 "*Income Taxes*" to our consolidated financial statements.

	Fiscal Year Ended	
	September 26, 2025	September 27, 2024
Provision for income taxes (in thousands)	$(46,993)	$(48,163)
Effective tax rate	*15%*	*15%*

Factor		Impact On Effective Tax Rate
Tax Contingencies	↓	*Higher benefit from the expiration of the statute of limitations*
Research and Development	↓	*Higher benefit from R&D tax credits*
Foreign Operations	↑	*Lower benefit from foreign earned income*
Stock-based Compensation	↑	*Lower benefit related to the settlement of stock-based awards.*
Tax Cuts and Jobs Act of 2017	↑	*Prior year benefit related to lower Transition Tax liability under the Tax Cuts and Jobs Act of 2017 ("Transition Tax") resulting from recent Tax Court opinion in Varian Medical Systems, Inc. v. Commissioner*

LIQUIDITY, CAPITAL RESOURCES, AND FINANCIAL CONDITION

Our principal sources of liquidity are cash, cash equivalents, and investments, as well as cash flows from operations. We also have additional access to liquidity under a revolving credit facility, as noted in our Current Report on Form 8-K filed with the SEC on November 19, 2024. We believe that these sources will be sufficient to satisfy our currently anticipated cash requirements through at least the next twelve months.

As of September 26, 2025, we had cash and cash equivalents of $701.9 million, which consisted of cash and highly liquid money market funds. In addition, we had short and long-term investments of $80.9 million, which primarily consisted of equity method investments and equity securities without a readily determinable value.

The following table presents selected financial information as of September 26, 2025 and September 27, 2024 (in thousands):

	September 26, 2025	September 27, 2024
Cash and cash equivalents	$701,893	$482,047
Short-term investments	703	—
Long-term investments	80,205	89,267
Accounts receivable, net	331,096	315,465
Accounts payable and accrued liabilities	387,096	364,909
Working capital	950,471	776,581

Capital Expenditures and Uses of Capital

Our capital expenditures consist of purchases of land, building, building fixtures, laboratory equipment, office equipment, computer hardware and software, leasehold improvements, and production and test equipment. Additionally, included in capital expenditures are amounts associated with Dolby Cinema locations. We continue to invest in S&M and R&D to promote the overall growth of our business and technological innovation.

We continue to retain sufficient cash holdings to support our operations and we also have historically purchased investment-grade securities diversified among security types, industries, and issuers. We have used cash generated from our operations to fund a variety of activities related to our business in addition to our ongoing operations, including business expansion and growth, acquisitions, and repurchases of our Class A common stock. We have historically generated significant cash from operations. However, these cash flows and the value of our investment portfolio could be affected by various risks and uncertainties, as described in Part I, Item 1A "*Risk Factors.*"

Shareholder Return

We have returned cash to stockholders through both repurchases of Class A common stock under our repurchase program initiated in fiscal 2010 and our quarterly dividend program initiated in fiscal 2015. Refer to Note 9 "*Stockholders' Equity and Stock-Based Compensation*" to our consolidated financial statements for a summary of dividend payments made under the program during fiscal 2025 and additional information regarding our stock repurchase program.

Stock Repurchase Program. Our stock repurchase program was originally approved in fiscal 2010, and since then we have completed approximately $3.0 billion of stock repurchases under the program.

Quarterly Dividend Program. During fiscal 2015, we initiated a recurring quarterly cash dividend program for our stockholders. For fiscal 2025, quarterly dividends of $0.33 per share were paid on our Class A and Class B common stock to eligible stockholders of record. On November 18, 2025, we announced a dividend in the amount of $0.36 per share, payable on December 10, 2025, to stockholders of record as of the close of business on December 2, 2025.

Cash Flows Analysis

For the following comparative analysis performed for each of the sections of the consolidated statements of cash flows, the significant factors identified as the leading drivers contributing to the fluctuation are presented in descending order of their impact relative to the overall change (in thousands).

Operating Activities

	Fiscal Year Ended	
	September 26, 2025	September 27, 2024
Net cash provided by operating activities	$472,198	$327,252

Net cash provided by operating activities increased $144.9 million in fiscal 2025 compared to fiscal 2024, primarily due to the following:

Factor		Impact On Cash Flows
Operating assets and liabilities	↑	*Higher inflows due to higher accounts payable and accrued liabilities, lower contract assets, and lower prepaids and other assets, offset by lower income taxes payable*

Investing Activities

	Fiscal Year Ended	
	September 26, 2025	September 27, 2024
Net cash used in investing activities	$(10,586)	$(286,292)

Net cash used in investing activities was $275.7 million lower in fiscal 2025 compared to fiscal 2024, primarily due to the following:

Factor		Impact On Cash Flows
Business Combinations	↑	*Lower outflows due to business combinations in the prior year*
Proceeds from Investments	↓	*Lower inflows from the sale and maturity of marketable investment securities*
Purchase of Investments	↑	*Lower outflows for the purchase of marketable investment securities*

Financing Activities

	Fiscal Year Ended	
	September 26, 2025	September 27, 2024
Net cash used in financing activities	$(247,238)	$(287,814)

Net cash used in financing activities was $40.6 million lower in fiscal 2025 compared to fiscal 2024, primarily due to the following:

Factor		Impact On Cash Flows
Share Repurchases	↑	*Lower outflows due to lower common stock repurchases*
Dividend Payments	↓	*Higher outflows for the payment of our quarterly cash dividend to common stockholders primarily as a result of a $0.03 per share increase compared to the prior fiscal year*
Purchase of non-controlling interest in business combination	↑	*Lower outflows related to acquiring a portion of the noncontrolling interest in our consolidated subsidiary in the prior fiscal year*

Contractual Obligations and Commitments

Naming Rights

We are party to agreements for naming rights of certain facilities, most significantly for naming rights and related benefits with respect to the Dolby Theatre in Hollywood, California, the location of the Academy Awards®. The term of the agreement is 20 years, over which we will make payments on a semi-annual basis until fiscal 2032. We also hold the naming rights to Dolby Live at the Park MGM in Las Vegas, Nevada. Dolby Live is a fully integrated performance venue offering live concerts in Dolby Atmos. As of September 26, 2025, we had $66.3 million remaining to be paid under agreements, with $13.5 million due during fiscal 2026. For additional details regarding our naming rights commitments, see Note 14 "*Commitments and Contingencies*" to our consolidated financial statements.

Operating Leases

Operating lease payments represent our commitments for future minimum rent made under non-cancelable leases for office space, including those payable to our principal stockholder and portions attributable to the noncontrolling interests in our wholly-owned and majority-owned subsidiaries. For additional details regarding our leases, see Note 7 "*Leases*" to our consolidated financial statements.

Purchase Obligations

Purchase obligations primarily consist of our non-cancelable commitments made under agreements to purchase goods and services related to Dolby Cinema and related to information technology and telecommunications, marketing and professional services, and manufacturing and other R&D activities. As of September 26, 2025, we had $126.7 million remaining on these commitments, with $36.9 million due during fiscal 2026.

Donation Commitments

Our donation commitments relate to non-cancelable obligations that consist of maintenance services and installation of audio and imaging products in exchange for various marketing, branding, and publicity benefits. As of September 26, 2025, we had $1.2 million remaining under these commitments, with $0.2 million due during fiscal 2026. For additional details regarding our donation commitments, see Note 14 "*Commitments and Contingencies*" to our consolidated financial statements.

Unrecognized Tax Benefits

As of September 26, 2025, we had an accrued liability for unrecognized tax benefits without interest, penalties, and related deferred tax assets, totaling $83.7 million. We are unable to estimate when any cash settlement with a taxing authority might occur.

Indemnification Clauses

We are party to certain contractual agreements under which we have agreed to provide indemnification of varying scope and duration to the other party relating to our licensed IP. Since the terms and conditions of the indemnification clauses do not explicitly specify our obligations, we are unable to reasonably estimate the maximum potential exposure for which we could be liable. In addition, we have entered into indemnification agreements with our officers, directors, and certain employees, and our certificate of incorporation and bylaws contain similar indemnification obligations. For additional details regarding indemnification clauses within our contractual agreements, see Note 14 "*Commitments and Contingencies*" to our consolidated financial statements.

In fiscal 2025, there have been no material changes in either our off-balance sheet financing arrangements or contractual obligations outside the ordinary course of business, and we did not enter into any off-balance sheet arrangements that are expected to have a material effect on Dolby's liquidity or the availability of capital resources.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Sensitivity

As of September 26, 2025, we had cash and cash equivalents of $701.9 million, which consisted of cash and highly-liquid money market funds. In addition, we had short-term and long-term investments of $80.9 million, which primarily consisted of equity method investments and equity securities without a readily determinable value. Our investment policy is focused on the preservation of capital and support for our liquidity requirements. Under the policy, we invest in highly rated securities with a minimum credit rating of A- while limiting the amount of credit exposure to any one issuer other than the U.S. government. We do not invest in financial instruments for trading or speculative purposes, nor do we use leveraged financial instruments. We utilize external investment managers who adhere to the guidelines of our investment policy. The investments within our fixed-income portfolio are subject to fluctuations in interest rates, which could affect our financial position, and to a lesser extent, results of operations.

Foreign Currency Exchange Risk

We maintain business operations in foreign countries, most significantly in Australia, China, Germany, Ireland, Poland, and the United Kingdom ("U.K."). Additionally, a portion of our business is conducted outside of the U.S. through subsidiaries with functional currencies other than the U.S. dollar, most notably:

- Australian Dollar
- British Pound
- Chinese Yuan
- Euro
- Polish Zloty

As a result, we face exposure to adverse movements in currency exchange rates as the financial results of our international operations are translated from local currency into U.S. dollars upon consolidation. The majority of our revenue generated from international markets is denominated in U.S. dollars, while the operating expenses of our foreign subsidiaries are predominantly denominated in local currencies. Therefore, our operating expenses will increase when the U.S. dollar weakens against the local currency and decrease when the U.S. dollar strengthens against the local currency. Additionally, foreign exchange rate fluctuations on transactions denominated in currencies other than the functional currency result in gains or losses that are reflected in our consolidated statements of operations. Our foreign operations are subject to the same risks present when conducting business internationally, including, but not limited to, changes in economic conditions and geopolitical climate, differing tax structures, foreign exchange rate volatility and other regulations and restrictions.

We also enter into forward currency contracts exclusively designated as cash flow hedges, which have a maturity of thirteen months or less, to reduce the impact of currency volatility on U.S. dollar operating expenses. The gains and losses from the effective portions of cash flow hedges are recorded at fair value as a component of AOCI, until the hedged transaction affects earnings. In the period when the hedged transaction affects earnings, the corresponding gains or losses of the cash flow hedge are recognized in the same line item in our consolidated statements of operations.

The pre-tax gain attributed to the effective portion of cash flow hedges recognized in AOCI was $1.0 million in fiscal 2025. The pre-tax loss attributed to the effective portion of cash flow hedges recognized in AOCI was $1.6 million in fiscal 2024.

The pre-tax effective portion of the gain reclassified to the consolidated statements of operations in fiscal 2025 was not material, and the pre-tax effective portion of the gain reclassified to the consolidated statements of operations was $2.1 million in fiscal 2024.

We also enter into foreign currency forward contracts to hedge against assets and liabilities for which we have foreign currency exchange rate exposure and selected anticipated expenses. The contracts hedging receivables and payables are carried at fair value with changes in the fair value recorded to other income, net, in our consolidated statements of operations.

As of September 26, 2025 and September 27, 2024, the total notional amounts of outstanding contracts were $195.9 million and $111.7 million, respectively.

For additional information related to our foreign currency forward contracts, see Note 2 "*Summary of Significant Accounting Policies*" to our consolidated financial statements.

A sensitivity analysis was performed on all of our foreign currency forward contracts as of September 26, 2025. This sensitivity analysis was based on a modeling technique that measures the hypothetical market value resulting from a 10% shift in the value of exchange rates relative to the U.S. dollar. For these forward contracts, duration modeling was used where hypothetical changes were made to the spot rates of the currency. A 10% increase in the value of the U.S. dollar would lead to a decrease in the fair value of our financial instruments by $4.3 million. Conversely, a 10% decrease in the value of the U.S. dollar would result in an increase in the fair value of these financial instruments by $4.3 million.

ITEM 8. CONSOLIDATED FINANCIAL STATEMENTS

DOLBY LABORATORIES, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
Dolby Laboratories, Inc.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Dolby Laboratories, Inc. and subsidiaries (the Company) as of September 26, 2025 and September 27, 2024, the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for each of the fiscal years in the three-year period ended September 26, 2025, and the related notes (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of September 26, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 26, 2025 and September 27, 2024, and the results of its operations and its cash flows for each of the fiscal years in the three-year period ended September 26, 2025, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 26, 2025 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of revenue estimate related to sales-based licensing arrangements

As discussed in Note 3 to the consolidated financial statements, revenue is derived principally from the licensing of technologies and patents to various types of licensees. The Company recognized total licensing revenue of $1.2 billion for the fiscal year ended September 26, 2025. The Company estimates and records sales-based licensing revenue from its licensees' shipments in the same period in which those shipments occur. After receiving the royalty statements from the licensees, which is generally in the quarter after those shipments have occurred, the Company will record an adjustment based on the difference between the estimated and actual sales-based licensing revenue.

We identified the assessment of the revenue estimates related to the Company's sales-based licensing arrangements as a critical audit matter. Auditor judgment was required to evaluate the Company's estimation of sales-based licensing revenue, which included the use of historical data, industry estimates of expected shipments, market penetration, and average sales prices.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's sales-based licensing revenue estimation process. This included controls related to the review of (1) historical data, (2) third-party industry expectations for shipments of units, (3) the estimated percentage of market penetration, and (4) estimated average sales prices. We tested the Company's process to develop the sales-based licensing revenue estimate. Specifically, we evaluated the sources of the historical data and assumptions that the Company used by considering their relevance and reliability. We performed sensitivity analyses over certain assumptions to assess the impact on the sales-based licensing revenue estimate of reasonably possible changes to the assumptions. In addition, we compared the Company's historical sales-based licensing revenue estimates to actual sales-based licensing royalties received from licensees during the year, to assess the Company's ability to accurately estimate.

/s/ KPMG LLP

We have served as the Company's auditor since 2002.

San Francisco, California
November 18, 2025

DOLBY LABORATORIES, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

	September 26, 2025	September 27, 2024
ASSETS		
Current assets:		
Cash and cash equivalents	$ 701,893	$ 482,047
Restricted cash	91,468	95,705
Short-term investments	703	—
Accounts receivable, net of allowance for credit losses of $7,221 and $5,361	331,096	315,465
Contract assets, net of allowance for credit losses of $101 and $106	180,804	197,478
Inventories, net	30,424	33,728
Prepaid expenses and other current assets	51,873	69,994
Total current assets	1,388,261	1,194,417
Long-term investments	80,205	89,267
Property, plant, and equipment, net	470,608	479,109
Operating lease right-of-use assets	33,204	39,046
Intangible assets, net	397,057	434,514
Goodwill	529,900	533,208
Deferred taxes	214,361	219,758
Other non-current assets	114,164	120,609
Total assets	**$3,227,760**	**$3,109,928**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 17,840	$ 17,380
Accrued liabilities	369,256	347,529
Income taxes payable	8,928	9,045
Contract liabilities	31,382	31,644
Operating lease liabilities	10,384	12,238
Total current liabilities	437,790	417,836
Non-current contract liabilities	29,687	34,593
Non-current operating lease liabilities	28,494	34,754
Other non-current liabilities	99,843	135,852
Total liabilities	595,814	623,035
Commitments and Contingencies (See Note 14)		
Stockholders' equity:		
Class A, $0.001 par value, one vote per share, 500,000,000 shares authorized: 60,802,616 shares issued and outstanding as of September 26, 2025 and 59,722,442 as of September 27, 2024	54	53
Class B, $0.001 par value, ten votes per share, 500,000,000 shares authorized: 34,660,045 shares issued and outstanding as of September 26, 2025 and 35,670,779 as of September 27, 2024	40	41
Retained earnings	2,634,980	2,496,255
Accumulated other comprehensive loss	(12,517)	(19,187)
Total stockholders' equity – Dolby Laboratories, Inc.	2,622,557	2,477,162
Noncontrolling interest	9,389	9,731
Total stockholders' equity	2,631,946	2,486,893
Total liabilities and stockholders' equity	**$3,227,760**	**$3,109,928**

See accompanying notes to consolidated financial statements

DOLBY LABORATORIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(*in thousands, except per share amounts*)

	Fiscal Year Ended		
	September 26, 2025	September 27, 2024	September 29, 2023
Revenue:			
Licensing	$1,248,017	$1,181,794	$1,197,930
Products and services	101,113	91,927	101,814
Total revenue	1,349,130	1,273,721	1,299,744
Cost of revenue:			
Cost of licensing	83,619	67,204	64,890
Cost of products and services	76,513	73,292	87,676
Total cost of revenue	160,132	140,496	152,566
Gross profit	1,188,998	1,133,225	1,147,178
Operating expenses:			
Research and development	261,792	263,663	271,523
Sales and marketing	360,711	334,460	354,364
General and administrative	286,529	270,392	258,477
Restructuring charges	15,007	6,384	47,061
Total operating expenses	924,039	874,899	931,425
Operating income	264,959	258,326	215,753
Other income/(expense):			
Interest income/(expense), net	15,376	34,077	28,086
Other income, net	23,150	20,076	6,214
Total other income	38,526	54,153	34,300
Income before income taxes	303,485	312,479	250,053
Provision for income taxes	(46,993)	(48,163)	(48,409)
Net income including noncontrolling interest	256,492	264,316	201,644
Less: net income attributable to noncontrolling interest	(1,474)	(2,491)	(988)
Net income attributable to Dolby Laboratories, Inc.	**$ 255,018**	**$ 261,825**	**$ 200,656**
Net income per share:			
Basic	$ 2.66	$ 2.74	$ 2.10
Diluted	$ 2.62	$ 2.69	$ 2.05
Weighted-average shares outstanding:			
Basic	95,868	95,544	95,771
Diluted	97,479	97,325	97,733
Related party rent expense:			
Included in net income attributable to noncontrolling interest	$ 283	$ 283	$ 292
Cash dividend declared per common share	$ 1.32	$ 1.23	$ 1.11
Cash dividend paid per common share	$ 1.32	$ 1.20	$ 1.08

See accompanying notes to consolidated financial statements

DOLBY LABORATORIES, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(*in thousands*)

	Fiscal Year Ended		
	September 26, 2025	September 27, 2024	September 29, 2023
Net income including noncontrolling interest	$256,492	$264,316	$201,644
Other comprehensive income:			
Currency translation adjustments gains, net of tax benefit/(expense) of ($200), $65, and $73	5,367	15,098	7,574
Unrealized gains on investments, net of tax benefit/(expense) of $0, ($21), and $54	83	2,775	3,128
Unrealized gains on cash flow hedges, net of tax benefit/(expense) of ($106), ($344), and $85	1,251	197	4,286
Total other comprehensive income, net of tax	6,701	18,070	14,988
Total comprehensive income	263,193	282,386	216,632
Less: comprehensive income attributable to noncontrolling interest	(1,505)	(2,764)	(1,319)
Comprehensive income attributable to Dolby Laboratories, Inc.	**$261,688**	**$279,622**	**$215,313**

See accompanying notes to consolidated financial statements

DOLBY LABORATORIES, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(*in thousands*)

	Dolby Laboratories, Inc.									
	Class A		Class B			Retained		Total Stockholders'	Noncontrolling	
	Shares	Amount	Shares	Amount	APIC	Earnings	AOCI	Equity	Interest	Total
Balance as of September 30, 2022	59,799	$ 53	36,086	$ 41	$ —	$2,297,730	$(51,641)	$2,246,183	$ 4,837	$2,251,020
Net income	—	—	—	—	—	200,656	—	200,656	988	201,644
Other comprehensive income, net of tax	—	—	—	—	—	—	14,657	14,657	331	14,988
Distributions to noncontrolling interest	—	—	—	—	—	—	—	—	(266)	(266)
Stock-based compensation expense	—	—	—	—	118,486	—	—	118,486	—	118,486
Capitalized stock-based compensation expense	—	—	—	—	1,160	—	—	1,160	—	1,160
Repurchase of common stock	(1,892)	(2)	—	—	(146,285)	(2,989)	—	(149,276)	—	(149,276)
Cash dividends declared and paid on common stock	—	—	—	—	—	(103,407)	—	(103,407)	—	(103,407)
Common stock issued under employee stock plans	2,189	2	—	—	47,779	—	—	47,781	—	47,781
Tax withholdings on vesting of restricted stock	(422)	—	—	—	(31,144)	—	—	(31,144)	—	(31,144)
Equity issued in connection with business combination	—	—	—	—	10,004	—	—	10,004	11,194	21,198
Balance as of September 29, 2023	59,674	$ 53	36,086	$ 41	$ —	$2,391,990	$(36,984)	$2,355,100	$17,084	$2,372,184
Net income	—	—	—	—	—	261,825	—	261,825	2,491	264,316
Other comprehensive income, net of tax	—	—	—	—	—	—	17,797	17,797	273	18,070
Distributions to noncontrolling interest	—	—	—	—	—	—	—	—	(5,164)	(5,164)
Stock-based compensation expense	—	—	—	—	119,825	—	—	119,825	—	119,825
Capitalized stock-based compensation expense	—	—	—	—	573	—	—	573	—	573
Repurchase of common stock	(1,936)	(2)	—	—	(116,341)	(43,658)	—	(160,001)	—	(160,001)
Excise tax on common stock repurchases	—	—	—	—	(261)	—	—	(261)	—	(261)
Cash dividends declared and paid on common stock	—	—	—	—	—	(114,579)	—	(114,579)	—	(114,579)
Common stock issued under employee stock plans	2,019	2	—	—	40,201	—	—	40,203	—	40,203
Tax withholdings on vesting of restricted stock	(450)	—	—	—	(39,075)	—	—	(39,075)	—	(39,075)
Common stock transfers—Class B to Class A	415	—	(415)	—	—	—	—	—	—	—
Purchase of non-controlling interest in business combinations	—	—	—	—	(5,282)	—	—	(5,282)	(4,638)	(9,920)
Deconsolidation of subsidiary	—	—	—	—	—	677	—	677	(677)	—
Equity issued in connection with business combination	—	—	—	—	360	—	—	360	362	722
Balance as of September 27, 2024	59,722	53	35,671	41	—	2,496,255	(19,187)	2,477,162	9,731	2,486,893
Net income	—	—	—	—	—	255,018	—	255,018	1,474	256,492
Other comprehensive income, net of tax	—	—	—	—	—	—	6,670	6,670	31	6,701
Distributions to noncontrolling interest	—	—	—	—	—	—	—	—	(1,847)	(1,847)
Stock-based compensation expense	—	—	—	—	128,514	—	—	128,514	—	128,514
Capitalized stock-based compensation expense	—	—	—	—	323	—	—	323	—	323
Repurchase of common stock	(1,620)	(2)	—	—	(135,296)	10,306	—	(124,992)	—	(124,992)
Cash dividends declared and paid on common stock	—	—	—	—	—	(126,599)	—	(126,599)	—	(126,599)
Common stock issued under employee stock plans	2,163	2	—	—	43,695	—	—	43,697	—	43,697
Tax withholdings on vesting of restricted stock	(473)	—	—	—	(37,236)	—	—	(37,236)	—	(37,236)
Common stock transfers—Class B to Class A	1,011	1	(1,011)	(1)	—	—	—	—	—	—
Balance as of September 26, 2025	60,803	$ 54	34,660	$ 40	$ —	$2,634,980	$(12,517)	$2,622,557	$ 9,389	$2,631,946

See accompanying notes to consolidated financial statements

DOLBY LABORATORIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(*in thousands*)

	Fiscal Year Ended		
	September 26, 2025	September 27, 2024	September 29, 2023
Operating activities:			
Net income including noncontrolling interest	$ 256,492	$ 264,316	$ 201,644
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	87,827	75,559	82,558
Stock-based compensation	128,514	119,825	118,486
Amortization of operating lease right-of-use assets	10,770	11,768	12,956
Amortization of premium on investments	—	(2,919)	(860)
Provision for/(benefit from) credit losses	2,434	(2,256)	(793)
Deferred income taxes	4,988	(21,612)	(18,337)
Impairment loss on internally developed software	—	—	16,225
Share of net income of equity method investees, net of cash distributions	(707)	(2,023)	(60)
Other non-cash items affecting net income	(1,108)	3,305	2,346
Changes in operating assets and liabilities:			
Accounts receivable, net	(18,463)	(28,967)	47,779
Contract assets, net	16,680	(8,707)	347
Inventories	8,019	(2,654)	(13,226)
Operating lease right-of-use assets	(4,505)	(8,420)	(8,817)
Prepaid expenses and other assets	15,223	(2,013)	(1,218)
Accounts payable and accrued liabilities	22,851	(34,554)	(52,315)
Income taxes, net	(42,829)	(4,501)	(8,722)
Contract liabilities	(5,079)	(9,738)	(8,379)
Operating lease liabilities	(8,503)	(5,263)	(5,818)
Other non-current liabilities	(406)	(13,894)	3,285
Net cash provided by operating activities	472,198	327,252	367,081
Investing activities:			
Purchases of marketable securities	—	(160,198)	(172,955)
Proceeds from sales of marketable securities	15,911	234,061	54,964
Proceeds from maturities of marketable securities	—	157,729	176,833
Proceeds from sale of assets held for sale	16,881	—	—
Purchases of property, plant, and equipment	(36,348)	(30,007)	(30,339)
Business combinations, net of cash and restricted cash acquired, and other related payments	(1,362)	(487,877)	25,703
Purchases of intangible assets	(5,593)	—	—
Purchases of other investments	(75)	—	—
Net cash provided by/(used in) investing activities	(10,586)	(286,292)	54,206
Financing activities:			
Proceeds from issuance of common stock	43,697	40,203	47,781
Repurchase of common stock	(124,992)	(160,001)	(149,276)
Payment of cash dividend	(126,599)	(114,579)	(103,407)
Distributions to noncontrolling interest	(1,847)	(5,164)	(266)
Payment of excise tax on repurchase of common stock	(261)	—	—
Purchase of noncontrolling interest in business combinations	—	(9,920)	—
Equity issued in connection with business combination	—	722	—
Shares repurchased for tax withholdings on vesting of restricted stock	(37,236)	(39,075)	(31,144)
Payment of deferred consideration for prior business combinations	—	—	(500)
Net cash used in financing activities	(247,238)	(287,814)	(236,812)
Effect of foreign exchange rate changes on cash, cash equivalents, and restricted cash	1,235	6,640	5,120
Net increase/(decrease) in cash, cash equivalents, and restricted cash	215,609	(240,214)	189,595
Cash, cash equivalents, and restricted cash at beginning of period	577,752	817,966	628,371
Cash, cash equivalents, and restricted cash at end of period	**$ 793,361**	**$ 577,752**	**$ 817,966**
Supplemental disclosure:			
Cash paid for income taxes, net of refunds received	$ 73,737	$ 63,217	$ 61,481
Non-cash investing and financing activities:			
Change in property, plant, and equipment purchased, unpaid at period-end	$ (2,830)	$ 8,711	$ 3,882
Accrual of unpaid stock repurchase excise tax	—	261	—
Equity issued in connection with business combination	—	—	21,198

See accompanying notes to consolidated financial statements

DOLBY LABORATORIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation

Principles of Consolidation

The consolidated financial statements include the accounts of Dolby Laboratories, Inc. and our wholly-owned and majority-owned subsidiaries. In addition, we have consolidated the financial results of jointly owned affiliated companies in which our principal stockholder or other entities have a noncontrolling interest. We report these noncontrolling interests as a separate line in our consolidated statements of operations as net income attributable to noncontrolling interest and in our consolidated balance sheets as a noncontrolling interest. We eliminate all intercompany accounts and transactions upon consolidation.

Use of Estimates

The preparation of our financial statements in accordance with U.S. GAAP requires management to make certain estimates and assumptions that affect the amounts reported and disclosed in our consolidated financial statements and accompanying notes.

Significant items subject to such estimates and assumptions include estimated shipments by our licensees for which we are owed a sales-based royalty. These estimates involve the use of historical data and judgment for several key attributes including industry estimates of expected shipments, the percentage of markets using our technologies, and average sale prices. Our estimates of royalty-based revenue also take into consideration the macroeconomic effect of global events that may impact our licensees' supply chain activities as well as demand for shipments.

Additional significant items subject to such estimates and assumptions include ESPs for performance obligations within revenue arrangements; allowance for credit losses for accounts receivable; carrying values of inventories and certain PP&E, goodwill and intangible assets; fair values of investments; accrued liabilities including unrecognized tax benefits, deferred income tax assets and liabilities, and contingent liabilities; and stock-based compensation. Actual results could differ from our estimates.

Change in Presentation

During fiscal 2025, we changed the presentation of our share of net income from equity method investees and cash distributions from equity method investees within the consolidated statements of cash flows. Our share of net income from equity method investees, previously presented in "other non-cash items affecting net income," and cash distributions from our equity method investees, previously presented within "changes in operating assets and liabilities," are now presented in "share of net income of equity method investees, net of cash distributions." As such, prior period amounts have been reclassified to conform to current period presentation. These reclassifications had no impact of total net cash provided by operating activities.

Fiscal Year

Our fiscal year is a 52 or 53 week period ending on the last Friday in September. The fiscal years presented herein include the 52 week period ended September 26, 2025 (fiscal 2025), September 27, 2024 (fiscal 2024), and September 29, 2023 (fiscal 2023). Our fiscal year ending September 25, 2026 (fiscal 2026) will consist of 52 weeks.

2. Summary of Significant Accounting Policies

Concentration of Credit Risk

Our financial instruments that are exposed to concentrations of credit risk principally consist of cash, cash equivalents, restricted cash, investments, accounts receivable, and contract assets. We maintain cash, cash equivalents, and investments with multiple financial institutions that have high credit standing, and that we believe are financially sound and have minimal credit risk exposure, although at times our balances may exceed the applicable insurance coverage limits. We monitor and manage the overall counterparty credit risk exposure of our cash balances to individual financial institutions on an ongoing basis. Our investment portfolio may consist of investment-grade securities diversified amongst security types, industries, and issuers. All of our securities are held in custody by large national financial institutions. Our investment policy limits the amount of credit exposure to a maximum of 5% of our total portfolio to any one issuer, except for the U.S. Treasury, and we believe no significant concentration risk exists with respect to these investments. We also mitigate counterparty risk through entering into derivative contracts with high-credit-quality financial institutions. Actual or potential defaults of one or more financial institutions could impact our results of operations or financial position, and make it challenging to find alternative qualified counterparties.

The majority of our licensing revenue is generated from customers outside of the United States ("U.S."). We manage the credit risk posed by non-U.S. customers by performing regular evaluations of the creditworthiness of our licensing customers and recognize revenue in accordance with U.S. GAAP.

In fiscal 2025, 2024 and 2023, we did not have any individual customers that accounted for 10% of our total revenue.

Cash and Cash Equivalents

We consider all short-term highly liquid investments with original maturities of 90 days or less from the date of purchase to be cash equivalents. Cash and cash equivalents primarily consist of funds held in general checking accounts and money market accounts.

Restricted Cash

Restricted cash on our consolidated balance sheets consists of royalties payable to third-party licensors through certain Via LA-administered patent pools. Restricted cash also consists of cash contributed by Dolby and third-party licensors to Via LA, our subsidiary, that may only be used for licensor enforcement actions or licensee compliance activities related to certain Via LA-administered patent pools, as well as to disperse costs associated with any audit of Via LA for the Wideband Code Division Multiple Access (W-CDMA) patent pool. Restricted cash may also consist of other amounts for which contractual conditions restrict the use of the cash for general operations.

Investments

Our investments primarily consist of our equity securities and our mutual fund investments held in our SERP, which are classified as trading securities. Investments that have an original maturity of 91 days or more at the date of purchase and a current maturity of less than one year are classified as short-term investments, while investments with a current maturity of more than one year are classified as long-term investments. AFS securities, if any, and trading securities held in our SERP are recorded at fair value in our consolidated balance sheets. Unrealized gains and losses on AFS securities are reported as a component of AOCI, while realized gains and losses and credit losses are reported as a component of net income. Upon sale, gains and losses are reclassified from AOCI into earnings, and are determined based on specific identification of securities sold.

We evaluate our investment portfolio for impairment by comparing the fair value with the cost basis for each of our investment securities. If the fair value of the AFS securities, if any, is less than amortized cost, such securities are considered impaired. If we have the intent to sell the debt security, or if it is more likely than not that we will be required to sell the debt security before recovery of its amortized cost, the difference between the amortized cost (net of allowance, if any) and the fair value of the securities is reported as an impairment loss in net income. Impaired debt securities that we intend to hold are evaluated to determine whether we need to recognize an allowance for credit losses, limited to the difference between the fair value and amortized cost of the security.

Equity Securities

Equity securities for which we possess the ability to exercise significant influence, but not control, over operating and financing decisions are accounted for under the equity method. In applying the equity method, we record the investment at cost and subsequently increase or decrease the carrying amount of the investment by our proportionate share of the investee's net earnings or losses. We record dividends or other equity distributions as reductions in the carrying value of the investment. Our share of the equity method investee's net income or loss is included in other income/(expense), net in the consolidated statements of operations. Our equity method investments are included within long-term investments in our consolidated balance sheets.

We also hold several investments in equity securities of privately-held companies without a readily determinable fair value, and equity securities of publicly traded companies with a readily determinable fair value. The equity securities without a readily determinable fair value are accounted for using the measurement alternative, which is cost, less any impairment, adjusted for changes in fair value resulting from observable transactions for identical or similar investments of the same issuer. We perform a qualitative assessment at each reporting date to determine whether there are triggering events for impairment. The equity securities with a readily determinable fair value are measured at fair value, with any gains or losses recognized in other income, net on the consolidated statements of operations. These equity securities are included within short-term and long-term investments in our consolidated balance sheets.

Allowance for Credit Losses

We maintain a provision for estimated credit losses on receivables resulting from our customers' inability to make required payments. In determining the provision, we pool receivables with similar risk characteristics to evaluate the collectability of our receivables. Risk characteristics considered in creating these risk pools include assessing historical or expected loss patterns, credit ratings, current macroeconomic conditions that could impact collectability of cash flows, and structure of customer agreements. In cases where circumstances have changed such that specific customers no longer share similar risk characteristics, customers are excluded from their current pool and their risk profiles are evaluated separately. We recognize allowances for credit losses based on our actual historical loss information, the current business environment, and reasonable and supportable forecasts. Actual future losses from uncollectible accounts may differ from our estimates.

Inventories

Inventories are accounted for using the first-in, first-out method, and are valued at the lower of cost and net realizable value. We evaluate our ending inventories for estimated excess quantities and obsolescence. Our evaluation includes the analysis of future sales demand by product within specific time horizons. Inventories in excess of projected future demand are written down to their net realizable value. In addition, we assess the impact of changing technology on our inventory balances and write-off inventories that are considered obsolete. Write-downs and write-offs of inventory are recorded as a cost of products in our consolidated statements of operations. We classify inventory that we do not expect to sell within twelve months as other non-current assets in our consolidated balance sheets.

Property, Plant, and Equipment

PP&E is stated at cost less accumulated depreciation. Depreciation expense is recognized on a straight-line basis according to estimated useful lives assigned to each of our different categories of PP&E as summarized within the following table:

PP&E Category	Useful Life
Computer equipment and software	3 to 5 years
Machinery and equipment	3 to 8 years
Furniture and fixtures	5 to 8 years
Leasehold improvements	Lesser of useful life or related lease term
Equipment provided under operating leases	15 years
Buildings and building improvements	20 to 40 years

We may encounter scenarios where assets we acquire may deviate from the established standard useful life provided above. Such occurrences are evaluated on a case by case basis, and are assigned a useful life commensurate with the facts and circumstances associated with the specific PP&E being acquired. We capitalize certain costs incurred during the construction phase of a project or asset into construction-in-progress until the construction process is complete. Once the related asset is placed into service, we transfer its carrying value into the appropriate fixed asset category and begin depreciating the value over its useful life.

Equipment Provided Under Operating Leases. In arrangements that we assess as operating leases, we recognize our equipment installed at third-party sites as PP&E and depreciate the asset on a straight-line basis.

Internal-use Software. We capitalize qualifying internal-use software development costs, consisting primarily of external and internal labor, including stock based compensation, incurred during the application development stage. Costs incurred during the preliminary project and post-implementation stages are charged to expense. Capitalized costs are included in PP&E, net of accumulated amortization in our consolidated balance sheets. Our capitalized internal-use software costs are amortized on a straight-line basis over estimated useful lives of three years, unless another systematic and rational basis is more representative of the software's useful life.

Business Combinations

For business combinations, we recognize the identifiable assets acquired, the liabilities assumed and any non-controlling interests in an acquiree, which are measured based on the acquisition date fair value. Goodwill is measured as the excess of consideration transferred over the net amounts of the identifiable tangible and intangible assets acquired and the liabilities assumed at the acquisition date.

We use significant estimates and assumptions to determine the fair value of assets acquired and liabilities assumed, any contractual obligations assumed, pre-acquisition contingencies, and contingent consideration, and the related useful lives of the acquired assets, when applicable, as of the acquisition date. These estimates and assumptions are inherently uncertain and may be subject to change as additional information is received and certain tax returns are finalized.

As a result, during the measurement period, which may be up to one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. After the measurement period, any subsequent adjustments are recorded in the consolidated statements of operations.

Acquisition costs are recorded in general and administrative and sales and marketing expenses on the consolidated statements of operations, and are recognized as incurred.

Goodwill, Intangible Assets, and Long-Lived Assets

We perform an assessment of goodwill for potential impairment annually during our third fiscal quarter or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. For our annual goodwill test as of the fiscal quarter ended June 27, 2025, a qualitative assessment was performed and we concluded that it was more likely than not that its fair value was in excess of its carrying amount. Accordingly, no quantitative assessment was performed and no impairment was recorded. We did not incur any goodwill impairment losses in any of the periods presented.

Intangible assets are stated at their original cost less accumulated amortization, and those with definite lives are amortized over their estimated useful lives. Our intangible assets principally consist of acquired technology, patents, customer relationships and contracts, the majority of which are amortized on a straight-line basis over their useful lives using a range from three to eighteen years.

We review long-lived assets, including intangible assets, for impairment whenever events or a change in circumstances indicate an asset or asset group's carrying value may not be recoverable. Recoverability of an asset or asset group is measured by comparing its carrying amount to the total future undiscounted cash flows that it is expected to generate. If it is determined that an asset or asset group is not recoverable, an impairment loss is recorded in the amount by which the carrying amount exceeds its estimated fair value.

Revenue Recognition

We enter into revenue arrangements with our customers to license technologies, trademarks and patents for sound and imaging solutions, and to sell products and services. We recognize revenue when we satisfy a performance obligation by transferring control over the use of a license, product, or service to a customer.

For additional financial information and a summary of our accounting policy, refer to Note 3 *"Revenue Recognition"* to our consolidated financial statements.

Cost of Revenue

Cost of licensing. Cost of licensing primarily consists of amortization expenses associated with purchased intangible assets and intangible assets acquired in business combinations. Cost of licensing also includes IP royalty obligations to third parties, depreciation of our Dolby Cinema equipment provided under operating leases in collaborative arrangements, and direct fees incurred.

Cost of products and services. Cost of products primarily consists of the cost of materials related to products sold, applied labor, and manufacturing overhead. Our cost of products also includes third party royalty obligations paid to license IP that we include in our products. Cost of services primarily consists of the personnel and personnel-related costs of employees performing our professional services, and those of outside consultants, and reimbursable expenses incurred on behalf of customers.

Stock-Based Compensation

We measure expenses associated with all employee stock-based compensation awards using a fair-value method and record such expense in our consolidated financial statements on a straight-line basis over the requisite service period.

Advertising and Promotional Costs

Advertising and promotional costs are charged primarily to S&M expense as incurred. Our advertising and promotional costs were as follows (in thousands):

	Fiscal Year Ended		
	September 26, 2025	September 27, 2024	September 29, 2023
Advertising and promotional costs	$51,021	$57,338	$59,821

69

Foreign Currency Activities

Foreign Currency Translation. We maintain business operations in foreign countries. We translate the assets and liabilities of our international subsidiaries, the majority of which are denominated in non-U.S. dollar functional currencies, into U.S. dollars using exchange rates in effect at the end of each period. Revenue and expenses of these subsidiaries are translated using the average rates for the period. Gains and losses from these translations are included in AOCI within stockholders' equity.

Foreign Currency Transactions. Certain of our foreign subsidiaries transact in currencies other than their functional currency. Therefore, we re-measure non-functional currency assets and liabilities of these subsidiaries using exchange rates at the end of each period. As a result, we recognize foreign currency transaction and re-measurement gains and losses, which are recorded within other income, net in our consolidated statements of operations. These gains and losses were as follows (in thousands):

	Fiscal Year Ended		
	September 26, 2025	September 27, 2024	September 29, 2023
Foreign currency transaction gains	$1,252	$1,800	$536

Non-designated Hedges. In an effort to reduce the risk that our earnings will be adversely affected by foreign currency exchange rate fluctuations, we enter into foreign currency forward contracts exclusively to hedge against assets and liabilities for which we have foreign currency exchange rate exposure. These derivative instruments are carried at fair value with changes in the fair value recorded to other income/(expense), net, in our consolidated statements of operations. While not designated as hedging instruments, these foreign currency forward contracts are used to reduce the exchange rate risk associated primarily with intercompany receivables and payables. These contracts do not subject us to material balance sheet risk due to exchange rate movements as gains and losses on these derivatives are intended to offset gains and losses on the related receivables and payables for which we have foreign currency exchange rate exposure. As of September 26, 2025 and September 27, 2024, the outstanding derivative instruments had maturities of equal to or less than 31 days, respectively, and the total notional amounts of outstanding contracts were $110.1 million and $106.3 million, respectively. The fair values of these contracts are included within accrued liabilities in our consolidated balance sheets.

Cash Flow Hedges. We also enter into forward currency contracts exclusively designated as cash flow hedges, which have a maturity of thirteen months or less, to reduce the impact of currency volatility on U.S. dollar operating expenses. As of September 26, 2025 and September 27, 2024, the outstanding derivative instruments had maturities of equal to or less than 12 months, and the total notional amounts of outstanding contracts were $85.8 million and $5.5 million, respectively. The gains and losses from the effective portions of cash flow hedges are recorded at fair value as a component of AOCI, until the hedged item is subsequently reclassified into earnings in the same period in which the hedged transaction affects earnings, with the corresponding hedged item. Amounts reclassified are recorded to the same line item in the consolidated statements of operations as the impact of the hedge transaction, concurrently with the hedged costs.

The pre-tax gain attributed to the effective portion of cash flow hedges recognized in AOCI was $1.0 million in fiscal 2025. The pre-tax loss attributed to the effective portion of cash flow hedges recognized in AOCI was $1.6 million in fiscal 2024. The pre-tax effective portion of the gains reclassified to the consolidated statements of operations in fiscal 2025 was not material. The pre-tax effective portion of the gains reclassified to the consolidated statements of operations was $2.1 million in fiscal 2024.

Income Taxes

We use the asset and liability method, under which deferred income tax assets and liabilities are determined based upon the difference between the financial statement carrying amounts and the tax bases of assets and liabilities, and NOL carryforwards are measured using the enacted tax rate expected to apply to taxable income in the years in which the differences are expected to be reversed. In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The realization of deferred tax assets is additionally dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment, and we record a valuation allowance to reduce our deferred tax assets when it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized.

We record an unrecognized tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the tax authorities. We include interest and penalties related to gross unrecognized tax benefits within our provision for income taxes. To the extent accrued interest and penalties do not ultimately become payable, amounts accrued are reversed in the period that such determination is made and are reflected as a reduction of the overall income tax provision.

Recently Issued Accounting Standards

We continually assess any ASUs or other new accounting pronouncements issued by the FASB to determine their applicability and impact on us. Where it is determined that a new accounting pronouncement will result in a change to our financial reporting, we take the appropriate steps to ensure that such changes are properly reflected in our consolidated financial statements or notes thereto.

Adopted Standards

Segment Reporting. In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures,* which enhances the disclosures required for operating segments by requiring disclosure of significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss, among other expanded disclosures. We adopted this standard during the fourth quarter of fiscal 2025 on a retrospective basis. The adoption did not have a material impact on consolidated financial statements. See Note 16, "*Operating Segments and Geographic Information*," for more information.

Standards Not Yet Effective

Income Taxes. In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which requires further enhancement of income tax disclosures, primarily through standardization and disaggregation of rate reconciliation categories and income taxes paid by jurisdiction. This standard is effective for Dolby beginning September 27, 2025 on a prospective basis. We are currently in the process of evaluating the impact of the standard's adoption on our consolidated financial statements and related disclosures.

Income Statement. In November 2024, the FASB issued ASU 2024-03, *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*, which requires public companies to disclose, in interim and annual reporting periods, additional information about certain expenses in notes to financial statements, including purchases of inventory, employee compensation, depreciation, amortization of intangible assets, and selling expenses. In January 2025, the FASB issued ASU 2025-01, *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date*, which clarified the effective date of ASU 2024-03. This standard will be effective for Dolby's annual period beginning September 25, 2027 and interim periods beginning September 30, 2028, with early adoption permitted. We are currently in the process of evaluating the impact of the standard's adoption on our consolidated financial statements and related disclosures.

Intangibles. In September 2025, the FASB issued ASU 2025-06, *Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software,* which eliminates references to the previous stage-based model, and requires capitalization of software costs when management has committed to the software project and it is probable the software will be completed and perform its intended use. This standard is effective for Dolby beginning September 30, 2028, and may be applied prospectively, retrospectively, or using a modified transition approach, with early adoption permitted. We are currently in the process of evaluating the impact of the standard's adoption on our consolidated financial statements and related disclosures.

3. Revenue Recognition

We enter into revenue arrangements with our customers to license technologies, trademarks and patents for sound and imaging solutions, and to sell products and services. We recognize revenue when we satisfy a performance obligation by transferring control over the use of a license, product, or service to a customer.

A. Identification of the Contract or Contracts with Customers

We generally determine that a contract with a customer exists upon the execution of an agreement and after consideration of collectability, which could include an evaluation of the customer's payment history, the existence of a standby letter of credit between the customer's financial institution and our financial institution, public financial information, and other factors. At contract inception, we also evaluate whether two or more non-standard agreements with a customer should be combined and accounted for as a single contract.

B. Identification of Performance Obligations in a Contract

We generate revenue principally from the following sources, which represent performance obligations in our contracts with customers:

- *Licensing.* We license our technologies, including patents, to a range of customers who incorporate them into their products for enhanced audio and imaging functionality across broadcast, mobile, CE, PC, gaming, and other markets.

- *Product Sales.* We design and provide audio and imaging products for the cinema, television, broadcast, and entertainment industries.

- *Services.* We provide various services to support theatrical and television production for cinema exhibition, broadcast, and home entertainment, including equipment training, mixing room alignment, equalization, as well as audio, color and light image calibration. We also offer solutions through our platform Dolby OptiView (previously named Dolby.io) to companies building real-time digital experiences that increase audience engagement. Our solution provides the capability to stream high quality audiovisual content in ultra-low latency which reduces the delay between the action and the viewer.

- *PCS.* We provide PCS for products sold and for equipment leased, and we support the implementation of our licensing technologies in our licensees' products.

- *Equipment Leases.* We collaborate with established cinema exhibitors to offer Dolby Cinema, a branded premium cinema offering for movie audiences by leasing equipment and licensing our IP.

- *Licensing Administration Fees.* We generate administrative fees for managing patent pools on behalf of third party patent owners through our subsidiary, Via LA.

Some of our revenue arrangements include multiple performance obligations, such as hardware, software, support and maintenance, and extended warranty services. We evaluate whether promised products and services are distinct performance obligations.

The majority of our arrangements with multiple performance obligations pertain to our digital cinema server and processor sales that include the following distinct performance obligations to which we allocate portions of the transaction price based on their stand-alone selling price:

- Digital cinema server hardware and embedded software, which is dependent on and interrelated with the hardware. Accordingly, the hardware and embedded software represent a single performance obligation.

- The right to support and maintenance, which is included with the purchase of the digital cinema server hardware, is a distinct performance obligation.

- The right to receive commissioning services is a distinct performance obligation within the sale of the Dolby Atmos Cinema Processor. These services consist of the review of venue designs specifying proposed speaker placement as well as calibration services performed for installed speakers to ensure optimal playback.

C. Determination of Transaction Price for Performance Obligations in a Contract

After identifying the distinct performance obligations, we determine the transaction price in accordance with the terms of the underlying executed contract which may include variable consideration such as discounts, rebates, refunds, rights of returns, and incentives. We assess and update, if necessary, the amount of variable consideration to which we are entitled for each reporting period. At the end of each reporting period, we estimate and accrue a liability for returns and adjustments as a reduction to revenue based on several factors, including past return history.

With the exception of our sales-based royalties, we evaluate whether a significant financing component exists when we recognize revenue in advance of customer payments that occur over time. For example, some of our licensing arrangements include payment terms greater than one year from when we transfer control of our IP to a licensee and the receipt of the final payment for that IP. If a significant financing component exists, we classify a portion of the transaction price as interest income, instead of recognizing all of the transaction price as revenue. We do not adjust the transaction price for the effects of financing if, at contract inception, the period between the transfer of control to a customer and final payment is expected to be one year or less.

D. Allocation of Transaction Price to Distinct Performance Obligations in a Contract

For our sales-based royalties where the license is the predominant item to which the royalties relate, we present all revenue as licensing.

For revenue arrangements that include multiple performance obligations, we determine the stand-alone selling price for each distinct performance obligation based on the actual selling prices made to customers. If the performance obligation is not sold separately, we estimate the stand-alone selling price. We do so by considering market conditions such as competitor pricing strategies, customer specific information and industry technology lifecycles, internal conditions such as cost and pricing practices, or applying the residual approach method when the selling price of the good, most commonly a license, is highly variable or uncertain.

Once the transaction price, including any variable consideration, has been determined, we allocate the transaction price to the performance obligations identified in the contract and recognize revenue as or when control is transferred for each distinct performance obligation.

E. Revenue Recognition as Control is Transferred to a Customer

We generate our licensing revenue by licensing our technologies and patents to various types of licensees, such as chip manufacturers ("implementation licensees"), consumer product manufacturers, software vendors, and communications service providers. Our revenue recognition policies for each of these arrangements are summarized below.

Initial fees from implementation licensees. Implementation licensees incorporate our technologies into their chipsets that, once approved by Dolby, are available for purchase by OEMs for use in end-user products. Implementation licensees only pay us a nominal initial fee on contract execution as consideration for the ongoing services that we provide to assist in their implementation process. Revenue from these initial fees is recognized ratably over the contractual term as a component of licensing revenue.

Sales-based licensing fees. In our royalty bearing licensing agreements with OEMs, control is transferred upon the later of contract execution or the contract's effective date. We apply the royalty exception, which requires that we recognize sales-based royalties when the sales occur based on our estimates. These estimates involve the use of historical data and judgment for several key attributes including industry estimates of expected shipments, the percentage of markets using our technologies, and average sale prices. Generally, our estimates represent the current period's shipments to which we expect our licensees to submit royalty statements within the following two quarters. Upon receipt of royalty statements from the licensees with the actual reporting of sales-based royalties that we estimated previously, we record a favorable or unfavorable adjustment based on the difference, if any, between estimated and actual sales. In the first and second quarters of fiscal 2025, we recorded favorable adjustments of approximately $17 million and $1 million, respectively. In the third and fourth quarters of fiscal 2025, we recorded unfavorable adjustments of approximately $4 million and $1 million, respectively. Each of these adjustments is primarily related to shipments that occurred in the prior two quarters, and is largely based on actual royalty statements received from licensees that differed from our estimates.

Fixed and guaranteed licensing fees. In certain cases, our arrangements require the licensee to pay fixed, non-refundable fees. In these cases, control is transferred and fees are recognized upon the later of contract execution or the effective date. Additionally and separate from initial fees from implementation licensees, our sales- and usage-based licensing agreements include a nominal fee, which is also recognized at a point in time in which control of the IP has been transferred. Revenue from these arrangements is included as a component of licensing revenue.

Recoveries. Through compliance efforts, we identify misreported licensed activity related to non-current periods. We may record a favorable or unfavorable revenue adjustment in connection with the findings from these compliance efforts generally upon resolution with the licensee through agreement of the findings, or upon receipt of the licensee's correction statement. Revenue from these arrangements is included as a component of licensing revenue.

We undertake activities aimed at identifying potential unauthorized uses of our technologies, which, when successful, result in the recognition of revenue. Recoveries stem from third parties who agree to remit payments to us based on past use of our technology. In these scenarios, a legally binding contract did not exist at the time of use of our technology, and therefore, we recognize revenue recoveries upon execution of the agreement as that is the point in time at which a contract exists and control is transferred. This revenue is classified as licensing revenue.

In general, we classify legal costs associated with activities aimed at identifying potential unauthorized uses of our technologies, auditing existing licensees, and on occasion, pursuing litigation as S&M in our consolidated statements of operations.

We recognize licensing revenue gross of withholding taxes, which our licensees remit directly to their local tax authorities, and for which we receive a partial foreign tax credit in our income tax provision.

In addition to our licensing arrangements, we also enter into arrangements to deliver products and services.

Product Sales. Revenue from the sale of products is recognized when the customer obtains control of the promised good or service, which is generally upon shipment. Payments are generally made within 90 days of sale.

Services. We provide various services, such as engineering services related to movie soundtrack print mastering, equipment training and maintenance, mixing room alignment, equalization, and image calibration, which we bill on a fixed fee and time and materials basis. Most of these services are of a short duration and are recognized as control of the performance obligations are transferred which is when the related services are performed.

Cloud Services.   We offer solutions through our Dolby OptiView platform as well as cloud encoding services, generally, on either a consumption or subscription basis. Revenue related to cloud services provided on a consumption basis is recognized when the customer utilizes the services, based on the quantity of services consumed. Revenue related to cloud services provided on a subscription basis is recognized ratably over the contract term as the customer receives and consumes the benefits of the cloud services.

Collaborative Arrangements.   We collaborate with established cinema exhibitors to offer Dolby Cinema, a branded premium cinema offering for movie audiences. Under such collaborations, Dolby and the exhibitor are both active participants, and share the risks and rewards associated with the business. Accordingly, these collaborations are governed by revenue sharing arrangements under which Dolby receives revenue based on box office receipts, in exchange for our proprietary designs and trademarks as well as for the use of our equipment at the exhibitor's venue. The use of our product solution meets the definition of a lease, and for the related portion of Dolby's share of revenue, we apply ASC 842, *Leases*, and recognize revenue based on monthly, or quarterly, box office reports from exhibitors. Our revenue share is recognized as licensing revenue in our consolidated statements of operations.

In addition, we also enter into hybrid agreements where a portion of our revenue share involves guaranteed payments, which in some cases result in classifying the arrangement as a sales-type lease. In such arrangements, we consider control to transfer at the point in time to which we have installed and tested the equipment, at which point we record such guaranteed payments as product revenue.

Licensing Administration Fee.   We generate administrative fees for managing patent pools on behalf of third party patent owners through our subsidiary, Via LA. As an agent to licensors in the patent pool, Via LA receives a share of the sales-based royalty that the patent pool licensors earn from licensees. As such, we apply the sales-based royalty exception as the service provided is directly related to the patent pool licensors' provision of IP, which results in recognition based on estimates of the licensee's quarter shipments that use the pool's patents. In addition to sales-based royalties, Via LA also has contracts where the fees are fixed. The revenue share Via LA receives from licensors on fixed fee contracts is recognized over the term in which we are providing services associated with the fixed fee contract. We recognize our administrative fees net of the consideration paid to the patent licensors in the pool as licensing revenue.

Deferred revenue, which is a component of contract liabilities, represents amounts that are ultimately expected to be recognized as revenue, but for which we have yet to satisfy the performance obligation. As of September 26, 2025, we had $61.1 million of remaining performance obligations, 53% of which we expect to recognize as revenue in fiscal 2026, 20% in fiscal 2027, and the balance of 27% in fiscal years beyond 2027.

F. Disaggregation of Revenue

The following table presents a summary of the composition of our revenue for all periods presented (in thousands, except percentage amounts):

	Fiscal Year Ended					
	September 26, 2025		September 27, 2024		September 29, 2023	
Revenue						
Licensing	$1,248,017	93%	$1,181,794	93%	$1,197,930	92%
Products and services	101,113	7%	91,927	7%	101,814	8%
Total revenue	**$1,349,130**	**100%**	**$1,273,721**	**100%**	**$1,299,744**	**100%**

The following table presents the composition of our licensing revenue for all periods presented (in thousands, except percentage amounts):

	Fiscal Year Ended					
	September 26, 2025		September 27, 2024		September 29, 2023	
Market						
Broadcast	$ 428,471	34%	$ 409,105	35%	$ 451,719	38%
Mobile	268,568	22%	235,774	20%	243,897	20%
CE	150,704	12%	165,817	14%	170,197	14%
PC	151,894	12%	141,300	12%	124,362	10%
Other	248,380	20%	229,798	19%	207,755	18%
Total licensing revenue	**$1,248,017**	**100%**	**$1,181,794**	**100%**	**$1,197,930**	**100%**

We license our technologies in approximately 60 countries, and our licensees distribute products that incorporate our technologies throughout the world. We generate the majority of our revenue from outside the U.S. Geographic data for our Licensing revenue is based on the location of our licensees' headquarters, Products revenue is based on the destination to which we ship our products, and Services revenue is based on the location where services are performed. The following table presents the composition of our revenue by geographic location for all periods presented (in thousands, except percentage amounts):

	Fiscal Year Ended					
	September 26, 2025		September 27, 2024		September 29, 2023	
Geographic Location						
United States	$ 496,990	37%	$ 450,265	35%	$ 466,030	36%
International	852,140	63%	823,456	65%	833,714	64%
Total revenue	**$1,349,130**	**100%**	**$1,273,721**	**100%**	**$1,299,744**	**100%**

G. *Contract Balances*

Our contract assets represent rights to consideration from licensees for the use of our IP that we have estimated in a given period in the absence of receiving actual royalty statements from licensees. These estimates reflect our best judgment at that time, and are developed using a number of inputs, including historical data, industry estimates of expected shipments, anticipated sales price and performance, and third party data supporting the percentage of markets using our technologies. In the event that our estimates differ from actual amounts reported, we record an adjustment in the quarter in which the royalty statement is received, which is typically the quarter following our estimate. Actual amounts reported are typically paid within 60 days following the end of the quarter of shipment. The main drivers for change in the contract assets account are variances in quarterly estimates, and to a lesser degree, timing of receipt of actual royalty statements.

Our contract liabilities consist of advance payments and billings in advance of performance, typically satisfied within one year. The non-current portion of contract liabilities is separately disclosed in our consolidated balance sheets. We present the net contract asset or liability when we have both contract assets and contract liabilities for a single contract. In fiscal 2025, we recognized $31.2 million from prior period deferred revenue.

The following table presents a summary of the balances to which contract assets and liabilities related to revenue are recorded for all periods presented (in thousands, except percentage amounts):

	September 26, 2025	September 27, 2024	Change ($)	Change (%)
Accounts receivable, net	$331,096	$315,465	$ 15,631	5%
Contract assets, net	180,804	197,478	(16,674)	(8)%
Contract liabilities—current	31,382	31,644	(262)	(1)%
Contract liabilities—non-current	29,687	34,593	(4,906)	(14)%

4. Composition of Certain Financial Statement Captions

The following tables present detailed information from our consolidated balance sheets as of September 26, 2025 and September 27, 2024 (in thousands).

Accounts Receivable and Contract Assets

Accounts Receivable and Contract Assets, net	September 26, 2025	September 27, 2024
Trade accounts receivable	$186,221	$170,574
Accounts receivable from patent administration program licensees	152,096	150,252
Contract assets	180,905	197,584
Accounts receivable and contract assets, gross	519,222	518,410
Less: allowance for credit losses on accounts receivable and contract assets	(7,322)	(5,467)
Total accounts receivable and contract assets, net	**$511,900**	**$512,943**

Accounts receivable as of September 26, 2025 and September 27, 2024, respectively, includes unbilled accounts receivable balances of $173.5 million and $173.8 million, related to amounts that are contractually owed. The unbilled balance represents our unconditional right to consideration related to fixed fee contracts which we are entitled to as a result of satisfying, or partially satisfying, performance obligations, as well as Via LA's unconditional right to consideration related to its patent administration programs.

Allowance for Credit Losses	Beginning Balance	Charges/(Credits) to S&M and G&A	Deductions	Ending Balance
For fiscal year ended:				
September 29, 2023	$14,405	$ (793)	$(2,643)	$10,969
September 27, 2024	10,969	(2,256)	(1,877)	6,836
September 26, 2025	6,836	2,434	(988)	8,282

Allowance for credit losses includes the provision for estimated credit losses on our sales-type leases, which was not material as of September 26, 2025 and September 27, 2024.

Inventories

	September 26, 2025	September 27, 2024
Raw materials	$ 4,254	$ 3,079
Work in process	4,187	4,791
Finished goods	21,983	25,858
Total inventories	**$30,424**	**$33,728**

Inventories are stated at the lower of cost and net realizable value. Inventory with a consumption period expected to exceed twelve months is recorded within other non-current assets in our consolidated balance sheets. We have included $7.5 million and $10.4 million of inventory within non-current assets as of September 26, 2025 and September 27, 2024, respectively. Based on anticipated inventory consumption rates, and aside from existing write-downs due to excess inventory, we do not believe that material risk of obsolescence exists prior to ultimate sale.

Prepaid Expenses and Other Current Assets

	September 26, 2025	September 27, 2024
Prepaid expenses	$28,006	$29,745
Other current assets	23,867	40,249
Total prepaid expenses and other current assets	**$51,873**	**$69,994**

Other current assets included certain assets held for sale initially valued at $18.2 million as of September 27, 2024, and the estimated fair value of the assets was subsequently increased by $6.3 million for a total value of $24.5 million. During fiscal 2025, we sold $15.8 million of the assets classified as held for sale, and the remaining assets no longer met the criteria for held for sale, and as such, we reclassified $8.7 million in assets held for sale to short-term and long-term investments. Refer to Note 15 "*Business Combinations*" for more information.

Accrued Liabilities

	September 26, 2025	September 27, 2024
Amounts payable to patent administration program partners	$166,315	$156,472
Accrued compensation and benefits	106,579	97,179
Accrued professional fees	21,165	16,568
Unpaid property, plant, and equipment additions	3,439	17,055
Accrued customer refunds	4,218	2,988
Accrued market development funds	2,578	2,522
Other accrued liabilities	64,962	54,745
Total accrued liabilities	**$369,256**	**$347,529**

Other Non-Current Liabilities

	September 26, 2025	September 27, 2024
Supplemental retirement plan obligations	$ 5,315	$ 4,946
Non-current tax liabilities [1]	46,159	78,355
Other liabilities	48,369	52,551
Total other non-current liabilities	**$99,843**	**$135,852**

(1) Refer to Note 12 "*Income Taxes*" for additional information related to our tax liabilities.

5. Investments and Fair Value Measurements

In general, we use cash holdings to purchase investment-grade securities diversified among security types, industries, and issuers. Our cash equivalents consist of highly-liquid money market funds. Our mutual fund investments held in our SERP are classified as trading securities. Derivative contracts are used to hedge currency risk, and these are carried at fair value and classified as other current assets, other non-current assets, and accrued liabilities in the consolidated balance sheets.

Our cash and investment portfolio consisted of the following (in thousands):

| | September 26, 2025 | | | | | | |
| | | Unrealized | | | Estimated Fair Value | | |
	Cost	Gains	Losses	Total	Level 1	Level 2	Level 3
Cash and cash equivalents:							
Cash	$529,422	$ —	$—	$529,422	$529,422	$ —	$—
Cash equivalents:							
Money market funds	172,471	—	—	172,471	172,471	—	—
Cash and cash equivalents	701,893	—	—	701,893	701,893	—	—
Short-term investments:							
Marketable equity securities	703	—	—	703	703	—	—
Short-term investments	703	—	—	703	703	—	—
Long-term investments:							
Other investments	80,205	—	—	80,205	—	—	—
Long-term investments	80,205	—	—	80,205	—	—	—
Total cash, cash equivalents, and investments	**$782,801**	**$ —**	**$—**	**$782,801**	**$702,596**	**$ —**	**$—**
Investments held in supplemental retirement plan:							
Assets	$ 5,413	$ —	$—	$ 5,413	$ 5,413	$ —	$—
Included in prepaid expenses and other current assets and other non-current assets							
Liabilities	$ 5,413	$ —	$—	$ 5,413	$ 5,413	$ —	$—
Included in accrued liabilities and other non-current liabilities							
Currency derivatives as hedge instruments:							
Assets: Included in other current assets	$ —	$1,442	$—	$ 1,442	$ —	$1,442	$—
Assets: included in other non-current assets	—	111	—	111	—	111	—
Liabilities: Included in other accrued liabilities	—	—	(48)	(48)	—	(48)	—

| | September 27, 2024 | | | | | | |
| | | Unrealized | | | Estimated Fair Value | | |
	Cost	Gains	Losses	Total	Level 1	Level 2	Level 3
Cash and cash equivalents:							
Cash	$482,047	$—	$—	$482,047	$482,047	$—	$ —
Cash and cash equivalents	482,047	—	—	482,047	482,047	—	—
Long-term investments:							
Other investments	89,267	—	—	89,267	—	—	76,000
Long-term investments	89,267	—	—	89,267	—	—	76,000
Total cash, cash equivalents, and investments	**$571,314**	**$—**	**$—**	**$571,314**	**$482,047**	**$—**	**$76,000**
Investments held in supplemental retirement plan:							
Assets	$ 5,044	$—	$—	$ 5,044	$ 5,044	$—	$ —
Included in prepaid expenses and other current assets and other non-current assets							
Liabilities	$ 5,044	$—	$—	$ 5,044	$ 5,044	$—	$ —
Included in accrued liabilities and other non-current liabilities							
Currency derivatives as hedge instruments:							
Assets: Included in other current assets	$ —	$299	$—	$ 299	$ —	$299	$ —

Equity Securities

Our equity securities primarily consist of our equity method investments, including our equity method investment in Access Advance, of $68.5 million and $84.3 million as of September 26, 2025 and September 27, 2024, respectively, and equity securities without a readily determinable fair value, valued at $11.8 million and $5.0 million as of September 26, 2025 and September 27, 2024, respectively. The equity method investment and equity securities without a readily determinable value are recorded within long-term investments in our consolidated balance sheets.

The equity method investments are regularly assessed for impairment, and in the case of an impairment, we adjust the carrying value of our investment. Our share of the equity method investee's net income or loss is included in other income/(expense), net on the consolidated statements of operations. Our share of the equity method investee's net income was $24.1 million, $14.2 million, and $5.1 million in fiscal 2025, fiscal 2024, and fiscal 2023, respectively.

During fiscal 2025, we reclassified $8.7 million in assets held for sale to short-term and long-term investments. Refer to Note 15, "*Business Combinations*" for more information.

Fair Value Hierarchy

Fair value is the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability, in an orderly transaction between market participants at the measurement date. We minimize the use of unobservable inputs and use observable market data, if available, when determining fair value. We classify our inputs to measure fair value using the following three-level hierarchy:

Level 1: Quoted prices in active markets at the measurement date for identical assets and liabilities. We base the fair value of our Level 1 financial instruments, which are traded in active markets, using quoted market prices for identical instruments.

Level 2: Prices may be based upon quoted prices in active markets or inputs not quoted on active markets but are corroborated by market data. We obtain the fair value of our Level 2 financial instruments from a professional pricing service, which may use quoted market prices for identical or comparable instruments, or model driven valuations using observable market data or inputs corroborated by observable market data. To validate the fair value determination provided by our primary pricing service, we perform quality controls over values received which include comparing our pricing service provider's assessment of the fair values of our investment securities against the fair values of our investment securities obtained from another independent source, reviewing the pricing movement in the context of overall market trends, and reviewing trading information from our investment managers. In addition, we assess the inputs and methods used in determining the fair value in order to determine the classification of securities in the fair value hierarchy. The fair value of the currency derivatives are calculated from market spot rates, forward rates, interest rates, and credit ratings at the end of the period.

Level 3: Unobservable inputs are used when little or no market data is available and reflect management's estimates of assumptions that market participants would use in pricing the asset or liability.

The following table describes the valuation techniques and inputs applicable to each class of security held within our investment portfolio:

Asset Type	Primary Source	Update Frequency	Fair Value Methodology	Secondary Source
Level 1				
Money Market Funds	Not Applicable	Daily	$1 per share	Not Applicable

As a part of the acquisition of GE Licensing in fiscal 2024, we acquired GE Licensing's ownership interest in Access Advance, which increased our equity method investment by $76 million. This increase in our investment was classified as Level 3 within the fair value hierarchy, and measured using the discounted cash flows method, whereby the cash flows expected to be generated by the business are discounted to their present value using a rate of return that reflects the relative risk of the investment and the time value of money. Inputs used in the valuation were the prospective financial information, including projected revenue associated with the investment, and discount rate to reflect the risk of the equity investment compared to the main operating business of GE Licensing. In determining the discount rate, a risk assessment was performed, where revenue growth was assessed, among other factors, and as such, revenue growth and the discount rate are considered interrelated unobservable inputs.

Securities In Gross Unrealized Loss Position

We periodically evaluate our investments for impairment by comparing the fair value with the cost basis for each of our investment securities. We had no securities that were in an unrealized loss position as of September 26, 2025 and September 27, 2024, respectively.

Cash Equivalents Maturities

The following table summarizes the amortized cost and estimated fair value of our cash equivalents as of September 26, 2025, which are recorded within cash and cash equivalents in our consolidated balance sheets (in thousands):

Range of maturity	Amortized Cost	Fair Value
Due within 1 year	$172,471	$172,471
Due in 1 to 2 years	—	—
Due in 2 to 5 years	—	—
Total	**$172,471**	**$172,471**

6. Property, Plant, and Equipment

PP&E are recorded at cost, with depreciation expense included in cost of licensing, cost of products and services, R&D, S&M, and G&A expenses in our consolidated statements of operations. Depreciation expense was $42.5 million, $42.4 million, and $54.0 million in fiscal 2025, 2024, and 2023, respectively.

As of September 26, 2025 and September 27, 2024, PP&E consisted of the following (in thousands):

Property, Plant, and Equipment	September 26, 2025	September 27, 2024
Land	$ 42,021	$ 42,010
Buildings and building improvements	290,920	288,908
Leasehold improvements	84,605	86,613
Machinery and equipment	163,382	138,425
Computer equipment and software	195,521	240,930
Furniture and fixtures	31,476	31,581
Equipment provided under operating leases	234,426	244,327
Construction-in-progress	36,181	25,091
Property, plant, and equipment, gross	1,078,532	1,097,885
Less: accumulated depreciation	(607,924)	(618,776)
Property, plant, and equipment, net	**$ 470,608**	**$ 479,109**

7. Leases

As Lessee

As a lessee, we enter into contracts to access and utilize office space, including those payable to our principal stockholder and portions attributable to the noncontrolling interests in our consolidated subsidiaries. We determine if a contract contains a lease based on whether we have the right to obtain substantially all of the economic benefits from the use of an identified asset and whether we have the right to direct the use of an identified asset in exchange for consideration, which relates to an asset which we do not own. ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. ROU assets are recognized as the lease liability, adjusted for lease incentives received. Lease liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is our IBR, because the interest rate implicit in our leases is not readily determinable. The IBR is a hypothetical rate based on our understanding of what our credit rating would be and resulting interest we would pay to borrow an amount equal to the lease payments in a similar economic environment over the lease term on a collateralized basis. Lease payments may be fixed or variable, however, only fixed payments are included in our lease liability calculation. Variable lease payments are recognized in operating expenses in the period in which the obligation for those payments is incurred.

The lease term of operating leases vary from less than one year to 10 years. We have leases that include one or more options to extend the lease term for up to 5 years as well as options to terminate the lease within one year. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise such options.

The components of lease expense were as follows (in thousands):

| | Fiscal Year Ended | | |
	September 26, 2025	September 27, 2024	September 29, 2023
Lease cost			
Operating lease cost	$13,075	$14,275	$14,860
Variable lease cost	2,015	1,947	1,424
Total lease cost	**$15,090**	**$16,222**	**$16,284**

Supplemental cash flow information related to leases was as follows (in thousands):

| | Fiscal Year Ended | | |
	September 26, 2025	September 27, 2024	September 29, 2023
Other information			
Cash paid for amounts included in the measurement of operating lease liabilities	$14,862	$15,602	$16,589
Right-of-use assets obtained in exchange for operating lease obligations	4,731	21,087	16,259

Supplemental balance sheet information related to leases was as follows:

	September 26, 2025	September 27, 2024
Operating Leases		
Weighted-average remaining lease term	4.8 years	5.3 years
Weighted-average discount rate	6.0%	5.4%

The following table presents the maturity analysis of lease liabilities (in thousands):

	September 26, 2025 Operating Leases
Fiscal 2026	$12,306
Fiscal 2027	9,299
Fiscal 2028	8,071
Fiscal 2029	6,114
Fiscal 2030	3,400
Thereafter	5,595
Total undiscounted lease payments	44,785
Less: imputed interest	(5,907)
Total lease liabilities	**$38,878**

As Lessor

As a lessor, we lease our Dolby Cinema product solution to exhibitors. The terms of these leases are typically 10 years. Lease components consist of fixed payments and/or variable lease payments based on contracted percentages of revenue. Generally, leases do not grant any right to the lessee to purchase the underlying asset at the end of the lease term. Dolby Cinema lease arrangements have options to extend the lease term at expiration by increments ranging from 1 to 5 years.

Assets provided under an operating lease are carried at cost within property, plant, and equipment, net on the consolidated balance sheets, and depreciated over the useful life of the asset using the straight-line method. Fixed operating lease payments are recognized on a straight-line basis over the lease term to revenue. Variable lease payments received under our Dolby Cinema operating leases are computed as shares of lessees' box office revenue and recognized to revenue in the period that box office sales occur. Lease incentive payments we make to lessees are amortized as a reduction in revenue over the lease term. The components of lease income were as follows (in thousands):

	Fiscal Year Ended		
	September 26, 2025	September 27, 2024	September 29, 2023
Operating Lease Income			
Variable operating lease income	$36,828	$31,794	$33,921
Fixed operating lease income	4,294	3,570	3,253

If a lease is classified as a sales-type lease, the carrying amount of the asset is derecognized from property, plant, and equipment, net, and a net investment in the lease is recorded. The net investment in the lease is measured at commencement date as the sum of the lease receivable and the estimated residual value of the equipment. The unguaranteed residual value of the equipment is determined as the estimated carrying value of the asset at the end of the lease term had the asset been depreciated on a straight-line basis. The unguaranteed residual value of sales-type leases was $0.5 million and $0.9 million as of September 26, 2025 and September 27, 2024, respectively. Selling profit or loss arising from a sales-type lease is recorded at lease commencement and presented on a gross basis. Over the term of the lease, we recognize interest income on the net investment in the lease, and variable lease payments, which are not included in the net investment in the lease. The variable lease payments are not material.

The following table presents the maturity analysis of fixed lease payments due to Dolby (in thousands):

| | September 26, 2025 | |
	Operating Leases	Sales-Type Leases
Fiscal 2026	$932	$220
Fiscal 2027	—	220
Fiscal 2028 and thereafter	—	220
Total undiscounted cash flows	$932	660
Less: Carrying value of lease receivables		—
Difference		**$660**

8. Goodwill and Intangible Assets

Goodwill

The following table outlines changes to the carrying amount of goodwill (in thousands):

	Goodwill
Balance as of September 29, 2023	**$408,409**
Acquired goodwill [1]	120,667
Translation adjustments	4,132
Balance as of September 27, 2024	**$533,208**
Translation adjustments	1,757
Measurement period adjustments	(5,065)
Balance as of September 26, 2025	**$529,900**

(1) Refer to Note 15 "*Business Combinations*" for additional information related to our acquired goodwill.

Intangible Assets

Intangible assets are stated at their original cost less accumulated amortization, and principally consist of acquired patents, technology, and customer relationships and contracts. Intangible assets subject to amortization consisted of the following (in thousands):

Intangible Assets, Net	September 26, 2025			September 27, 2024		
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
Acquired patents and technology	$587,743	$(324,507)	$263,236	$579,768	$(293,389)	$286,379
Customer relationships	221,007	(87,401)	133,606	220,200	(72,374)	147,826
Other intangible assets	23,171	(22,956)	215	23,125	(22,816)	309
Total	**$831,921**	**$(434,864)**	**$397,057**	**$823,093**	**$(388,579)**	**$434,514**

During fiscal 2025, we purchased various patents for purchase consideration of $5.6 million and upon acquisition, these intangible assets had a weighted-average useful life of 14 years. During fiscal 2024, we acquired $274.2 million and $24.6 million of identifiable intangible assets in connection with the acquisitions of GE Licensing and THEO, respectively. Refer to Note 15 "*Business Combinations*" for additional information.

Amortization expense for our intangible assets is included in cost of licensing, cost of products and services, R&D, S&M, and G&A expenses in our consolidated statements of operations. Amortization expense was $45.3 million, $33.2 million, and $28.6 million in fiscal 2025, fiscal 2024, and fiscal 2023, respectively. As of

September 26, 2025, expected amortization expense of our intangible assets in future fiscal periods was as follows (in thousands):

Fiscal Year	Amortization Expense
2026	$ 44,751
2027	44,051
2028	42,014
2029	41,889
2030	40,567
Thereafter	183,785
Total	**$397,057**

9. Stockholders' Equity and Stock-Based Compensation

We provide stock-based awards as a form of compensation for employees, officers, and directors. We issue stock-based awards in the form of stock options and RSUs under our equity incentive plans, as well as shares under our ESPP.

Common Stock—Class A and Class B

Our Board of Directors has authorized two classes of common stock, Class A and Class B. As of September 26, 2025, we had authorized 500,000,000 Class A shares and 500,000,000 Class B shares. As of September 26, 2025, we had 60,802,616 shares of Class A common stock and 34,660,045 shares of Class B common stock issued and outstanding. Holders of our Class A and Class B common stock have identical rights, except that holders of our Class A common stock are entitled to one vote per share and holders of our Class B common stock are entitled to ten votes per share. Shares of Class B common stock can be converted to shares of Class A common stock at any time at the option of the stockholder and automatically convert upon sale or transfer, except for certain transfers specified in our amended and restated certificate of incorporation.

Stock Incentive Plans

Our 2020 Stock Plan originally was adopted by our Board of Directors and shareholders in 2005 (when the 2020 Stock Plan was called the 2005 Stock Plan). Our stockholders last approved amendments to the 2020 Stock Plan at our 2023 annual meeting of stockholders. Our 2020 Stock Plan, as amended and restated, provides for the ability to grant incentive stock options, non-qualified stock options, restricted stock, RSUs, stock appreciation rights, deferred stock units, performance units, performance bonus awards, and performance shares. A total of 64.0 million shares of our Class A common stock have been authorized for issuance under the 2020 Stock Plan in total since inception of the plan. Any shares subject to an award with a per share price less than the fair market value of our Class A common stock on the date of grant and any shares subject to an outstanding RSU award will be counted against the authorized share reserve as 1.6 shares for every one share subject to the award, and if returned to the 2020 Stock Plan, such shares will be counted as 1.6 shares for every one share returned.

Stock Options. Stock options are granted at fair market value on the date of grant. Options generally vest over four years, with 25% of the options becoming exercisable on the one-year anniversary of the date of grant and the balance of the shares vesting in equal monthly installments over the following 36 months. These options expire on the earlier of ten years after the date of grant or three months after termination of service. All options granted vest over the requisite service period and upon the exercise of stock options, we issue new shares of Class A common stock under the 2020 Stock Plan. Our 2020 Stock Plan also allows us to grant stock awards which vest based on the satisfaction of specific performance criteria.

Performance-Based Stock Options. From fiscal 2016 through fiscal 2019, we granted PSOs to certain officers with shares of our Class A common stock underlying such options. The contractual term for the PSOs was seven years, with vesting contingent upon market-based performance conditions, representing the achievement of specified Dolby annualized TSR targets at the end of a three-year measurement period following the date of grant. Anywhere from 0% to 125% of the shares subject to a PSO vested based on achievement of the performance conditions at the end of the three-year performance period.

In valuing the PSOs, which are recognized as compensation cost, we used a Monte Carlo valuation model. Aside from the use of an expected term for the PSOs commensurate with their shorter contractual term, the nature of the valuation inputs used in the Monte Carlo valuation model were consistent with those used to value our non-performance based options granted under the 2020 Stock Plan. Compensation cost is being amortized on a straight-line basis over the requisite service period.

As of September 26, 2025, an aggregate of 58,701 shares of PSOs were exercisable and outstanding.

The following table summarizes information about stock options, including PSOs, issued under our 2020 Stock Plan:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life	Aggregate Intrinsic Value [1]
	(in thousands)		*(in years)*	*(in thousands)*
Options outstanding as of September 27, 2024	3,470	$69.04		
Grants	327	77.91		
Exercises	(538)	52.70		
Options outstanding as of September 26, 2025	**3,259**	72.71	5.10	$15,355
Options vested and expected to vest as of September 26, 2025	3,129	72.60	5.03	15,353
Options exercisable as of September 26, 2025	**2,553**	71.02	4.25	15,228

(1) Aggregate intrinsic value is based on the closing stock price of our Class A common stock on September 26, 2025 of $72.39 and excludes the impact of options that were not in-the-money.

Restricted Stock Units. In fiscal 2008, we began granting RSUs to certain directors, officers and employees. RSU awards granted to employees and officers generally vest over four years, with cliff-vesting. Awards granted to ongoing non-employee directors generally vest over approximately one year. Awards granted to new non-employee directors from fiscal 2014 onward vest on the earlier of the first anniversary of the award's date of grant, or the day immediately preceding the date of the next annual meeting of stockholders that occurs after the award's date of grant. At each vesting date, the holder of the award is issued shares of our Class A common stock. Compensation expense from these awards is equal to the adjusted fair market value of our Class A common stock on the date of grant, discounted to account for dividend payments forgone during the vesting period, and is recognized on a straight-line basis over the requisite service period. Certain grants may have other vesting conditions or other award terms as approved by the Compensation Committee of our Board of Directors. Our 2020 Stock Plan also allows us to grant RSUs that vest based on the satisfaction of specific performance criteria.

Performance-Based Restricted Stock Units. In fiscal 2020, we began granting PSUs to certain officers with shares of our Class A common stock underlying such awards. The terms of the PSU Agreement adopted in the first quarter fiscal 2020 provide for the grant of PSUs to certain officers contingent on Dolby's achievement of annualized TSR targets measured against a comparator index over a three-year performance period following the date of grant. Anywhere from 0% to 200% of eligible restricted stock units may vest based on achievement of the performance conditions at the end of the three-year performance period. The value of the PSUs, which is recognized as compensation cost, is calculated using a Monte Carlo valuation model. Compensation cost is being amortized on a straight-line basis over the requisite service period. Certain grants may have other vesting conditions or other award terms as approved by the Compensation Committee of our Board of Directors.

The following table summarizes information on PSUs granted to our officers that have not vested as of September 26, 2025:

	Aggregate Shares Granted	Potential Shares at Vest Date (at 200% of Target)
December 15, 2022	90,613	181,226
December 15, 2023	77,283	154,566
December 16, 2024	92,971	185,942

On December 16, 2019, we granted PSUs to our executive officers for an aggregate of 62,000 shares, which vested in December 2022 at 81% of the target award amount. On December 15, 2020, we granted PSUs to our executive officers for an aggregate of 66,138 shares, which vested in December 2023 at 80% of the target award amount. On December 15, 2021, we granted PSUs to our executive officers for an aggregate of 60,301 shares, which vested in December 2024 at 70% of the target award amount. As of September 26, 2025, PSUs which would vest for an aggregate of 255,589 shares at the target award amount (511,178 shares at 200% of the target award amount) were outstanding.

The following table summarizes information about RSUs, including PSUs, issued under our 2020 Stock Plan:

	Shares	Weighted-Average Grant Date Fair Value
	(in thousands)	
Non-vested as of September 27, 2024	3,846	$80.33
Granted	1,937	74.56
Vested	(1,373)	82.14
Forfeitures	(280)	79.60
Non-vested as of September 26, 2025	4,130	$77.07

The fair value of vested RSUs (measured as of the vesting date) was as follows (in thousands):

	Fiscal Year Ended		
	September 26, 2025	September 27, 2024	September 29, 2023
Restricted stock units—vest date fair value	$108,069	$113,909	$92,843

Employee Stock Purchase Plan. Our ESPP originally was adopted by our Board of Directors and shareholders in 2005. Our stockholders last approved amendments to the ESPP at our 2023 annual meeting of stockholders. The ESPP allows eligible employees to have up to 10 percent of their eligible compensation withheld and used to purchase Class A common stock, subject to a maximum of $25,000 worth of stock purchased in a calendar year or no more than 1,000 shares in an offering period, whichever is less. An offering period consists of successive six-month purchase periods, with a look back feature to our stock price at the commencement of a one-year offering period. The plan provides for a discount equal to 15 percent of the lower of the closing price of our Class A common stock on the NYSE on the first day of the offering period and the last day of the purchase period. The plan also includes an automatic reset feature that provides for an offering period to be reset and recommenced to a new lower-priced offering if the offering price of a new offering period is less than that of the immediately preceding offering period. A total of 5.5 million shares of our Class A common stock have been authorized for issuance under the ESPP since inception of the plan.

Stock Option Valuation Assumptions

We use the Black-Scholes option pricing model to determine the estimated fair value of employee stock options at the date of the grant. The Black-Scholes model includes inputs that require us to make certain estimates and assumptions regarding the expected term of the award, as well as the future risk-free interest rate, and the volatility of our stock price over the expected term of the award.

Expected Term. The expected term of an award represents the estimated period of time that options granted will remain outstanding, and is measured from the grant date to the date at which the option is either exercised or canceled. Our determination of the expected term involves an evaluation of historical terms and other factors such as the exercise and termination patterns of our employees who hold options to acquire our Class A common stock, and is based on certain assumptions made regarding the future exercise and termination behavior.

Risk-Free Interest Rate. The risk-free interest rate is based on the yield curve of U.S. Treasury instruments in effect on the date of grant. In determining an estimate for the risk-free interest rate, we use average interest rates based on these instruments' constant maturities with a term that approximates and corresponds with the expected term of our awards.

Expected Stock Price Volatility. The expected volatility represents the estimated volatility in the price of our Class A common stock over a time period that approximates the expected term of the awards. The expected volatility has historically been determined using a blended combination of historical and implied volatility, but is currently being determined using historical volatility only. Historical volatility is representative of the historical trends in our stock price for periods preceding the measurement date for a period that is commensurate with the expected term. Implied volatility is based upon externally traded option contracts of our Class A common stock.

Dividend Yield. The dividend yield is based on our anticipated dividend payout over the expected term of our option awards. Dividend declarations and the establishment of future record and payment dates are subject to the Board of Directors' continuing determination that the dividend policy is in the best interests of our stockholders. The dividend policy may be changed or canceled at the discretion of the Board of Directors at any time.

The weighted-average assumptions used in the determination of the fair value of our stock options were as follows:

	Fiscal Year Ended		
	September 26, 2025	September 27, 2024	September 29, 2023
Expected term (in years)	4.89	4.86	4.82
Risk-free interest rate	4.3%	3.9%	3.6%
Expected stock price volatility	29.5%	29.3%	29.4%
Dividend yield	1.7%	1.4%	1.6%

	Fiscal Year Ended		
	September 26, 2025	September 27, 2024	September 29, 2023
Stock options granted—weighted-average grant date fair value	$ 21.61	$ 24.12	$ 19.15
Stock options exercised—intrinsic value	13,129	14,224	22,736

Stock-Based Compensation Expense

Stock-based compensation expense for equity awards granted to employees is determined by estimating their fair value on the date of grant, and recognizing that value as an expense on a straight-line basis over the requisite service period in which our employees earn the awards. Compensation expense related to these equity awards is recognized net of estimated forfeitures, which reduce the expense recorded in the consolidated statements of operations. The selection of applicable estimated forfeiture rates is based on an evaluation of trends in our historical forfeiture data with consideration for other potential driving factors. If in subsequent periods actual forfeitures significantly differ from our initial estimates, we will revise such estimates accordingly. The estimated annual forfeiture rates used for awards granted were 8.62%, 8.53%, and 8.62% in fiscal 2025, 2024, and 2023, respectively.

The following two tables separately present stock-based compensation expense both by award type and classification in our consolidated statements of operations (in thousands):

Expense—By Award Type

| | Fiscal Year Ended | | |
	September 26, 2025	September 27, 2024	September 29, 2023
Compensation expense			
Stock options	$ 6,841	$ 6,726	$ 8,486
Restricted stock units [1] [2]	117,803	109,031	105,915
Employee stock purchase plan	3,870	4,068	4,085
Total stock-based compensation	128,514	119,825	118,486
Estimated benefit from income taxes	(19,847)	(17,290)	(17,844)
Total stock-based compensation, net of tax	**$108,667**	**$102,535**	**$100,642**

(1) Stock-based compensation expense incurred by restricted stock units includes expense from PSUs.
(2) Excludes $0.3 million, $0.6 million and $1.2 million of capitalized stock-based compensation related to internal-use software in fiscal 2025, fiscal 2024, and fiscal 2023, respectively.

Expense—By Income Statement Line Item Classification

| | Fiscal Year Ended | | |
	September 26, 2025	September 27, 2024	September 29, 2023
Compensation expense			
Cost of products and services	$ 1,747	$ 1,501	$ 1,697
Research and development	38,500	38,214	39,472
Sales and marketing	44,480	40,128	40,038
General and administrative	43,787	39,982	37,279
Total stock-based compensation	128,514	119,825	118,486
Estimated benefit from income taxes	(19,847)	(17,290)	(17,844)
Total stock-based compensation, net of tax	**$108,667**	**$102,535**	**$100,642**

The tax benefit that we recognize from shares issued under our ESPP is excluded from the tables above. The tax benefit recognized was not material in fiscal 2025, fiscal 2024, and fiscal 2023.

Unrecognized Compensation Expense. As of September 26, 2025, total unrecognized compensation expense associated with employee stock options expected to vest was approximately $11.3 million, which is expected to be recognized over a weighted-average period of 2.5 years. As of September 26, 2025, total unrecognized compensation expense associated with RSUs expected to vest was approximately $200.7 million, which is expected to be recognized over a weighted-average period of 2.3 years.

Common Stock Repurchase Program

In November 2009, we announced a stock repurchase program, providing for the repurchase of our Class A common stock. The following table summarizes the initial amount of authorized repurchases as well as additional repurchases approved by our Board of Directors as of September 26, 2025 (in thousands):

Date of Authorization	Authorization Amount
Fiscal 2010: November 2009	$ 250,000
Fiscal 2010: July 2010	300,000
Fiscal 2011: July 2011	250,000
Fiscal 2012: February 2012	100,000
Fiscal 2015: October 2014	200,000
Fiscal 2017: January 2017	200,000
Fiscal 2018: July 2018	350,000
Fiscal 2019: July 2019	350,000
Fiscal 2021: July 2021	350,000
Fiscal 2022: February 2022	250,000
Fiscal 2022: August 2022	350,000
Fiscal 2024: August 2024	350,000
Total	**$3,300,000**

Stock repurchases under the program may be made through open market transactions, negotiated purchases, or otherwise, at times and in amounts that we consider appropriate. The timing of repurchases and the number of shares repurchased depend upon a variety of factors, including price, regulatory requirements, the rate of dilution from our equity compensation plans, and other market conditions. The program does not have a specified expiration date, and can be limited, suspended, or terminated at our discretion at any time without prior notice. Shares repurchased under the program will be retired and returned to the status of authorized but unissued shares of Class A common stock. As of September 26, 2025, the remaining authorization to purchase additional shares was $276.6 million.

The following table provides information regarding share repurchase activity under the program during fiscal 2025:

Quarterly Repurchase Activity	Shares Repurchased	Cost [1]	Average Price Paid Per Share [2]
		(in thousands)	
Q1 - Quarter ended December 27, 2024	186,322	$ 15,000	$80.51
Q2 - Quarter ended March 28, 2025	428,565	34,999	81.67
Q3 - Quarter ended June 27, 2025	526,033	39,991	76.02
Q4 - Quarter ended September 26, 2025	479,361	35,002	73.01
Total	**1,620,281**	**$124,992**	

(1) Cost of share repurchases includes the price paid per share, and excludes commission costs.
(2) Average price paid per share excludes commission costs.

Dividend Program

The following table summarizes dividends declared under the program during fiscal 2025:

Fiscal Period	Announcement Date	Record Date	Payment Date	Cash Dividend Per Common Share	Dividend Payment
Q1 - Quarter ended December 27, 2024	November 19, 2024	December 3, 2024	December 10, 2024	$0.33	$31.5 million
Q2 - Quarter ended March 28, 2025	January 29, 2025	February 11, 2025	February 19, 2025	$0.33	$31.8 million
Q3 - Quarter ended June 27, 2025	May 1, 2025	May 13, 2025	May 21, 2025	$0.33	$31.6 million
Q4 - Quarter ended September 26, 2025	July 31, 2025	August 12, 2025	August 20, 2025	$0.33	$31.6 million

On November 18, 2025, Dolby announced a cash dividend of $0.36 per share of Class A and Class B common stock, payable on December 10, 2025, to stockholders of record as of the close of business on December 2, 2025. The estimated dividend payment of $34.4 million related to this cash dividend is based on the number of shares of our Class A and Class B common stock that we estimate will be outstanding as of the Record Date.

10. Accumulated Other Comprehensive Loss

Other comprehensive income/loss consists of three components: unrealized gains or losses on our AFS marketable investment securities, gains and losses on derivatives in cash flow hedge relationships not yet recognized in earnings, and the gains and losses from the translation of assets and liabilities denominated in non-U.S. dollar functional currencies. Until realized and reported as a component of net income, these comprehensive income items accumulate and are included within accumulated other comprehensive loss, a subsection within stockholders' equity in our consolidated balance sheets. Unrealized gains and losses on our investment securities are reclassified from AOCI into earnings when realized upon sale, and are determined based on specific identification of securities sold. Unrealized gains and losses on our cash flow hedges are reclassified from AOCI into earnings when the hedged operating expenses are recognized, which is also when the gains and losses are realized.

The following table summarizes the changes in the accumulated balances during the period, and includes information regarding the manner in which the reclassifications out of AOCI into earnings affect our consolidated statements of operations (in thousands):

	Fiscal Year Ended September 26, 2025				Fiscal Year Ended September 27, 2024			
	Investment Securities	Cash Flow Hedges	Currency Translation Adjustments	Total	Investment Securities	Cash Flow Hedges	Currency Translation Adjustments	Total
Beginning Balance	$ (83)	$ —	$(19,104)	$(19,187)	$(2,858)	$ (197)	$(33,929)	$(36,984)
Other comprehensive income before reclassifications:								
Unrealized gains/(losses)	(55)	952	—	897	2,602	(1,567)	—	1,035
Foreign currency translation gains[1]	—	—	5,536	5,536	—	—	14,760	14,760
Income tax effect—benefit/ (expense)	—	—	(200)	(200)	—	—	65	65
Net of tax	(55)	952	5,336	6,233	2,602	(1,567)	14,825	15,860
Amounts reclassified from AOCI into earnings:								
Realized gains[2]	138	405	—	543	194	2,108	—	2,302
Income tax effect—expense[3]	—	(106)	—	(106)	(21)	(344)	—	(365)
Net of tax	138	299	—	437	173	1,764	—	1,937
Net current-period other comprehensive income	**83**	**1,251**	**5,336**	**6,670**	**2,775**	**197**	**14,825**	**17,797**
Ending Balance	$—	$1,251	$(13,768)	$(12,517)	$ (83)	$ —	$(19,104)	$(19,187)

(1) The foreign currency translation gains during fiscal 2025 and fiscal 2024 were primarily due to the strengthening of other foreign currencies as compared to the U.S. dollar.

(2) Realized gains or losses, if any, from the sale of our AFS investment securities or from foreign currency translation adjustments are included within other income/(expense), net in our consolidated statements of operations. Realized gains or losses on foreign currency contracts designated as cash flow hedges are included in operating expenses in the consolidated statements of operations.

(3) The income tax expense is included within provision for income taxes in our consolidated statements of operations.

11. Earnings Per Share

Basic EPS is computed by dividing net income attributable to Dolby Laboratories, Inc. by the number of weighted-average shares of Class A and Class B common stock outstanding during the period. Through application of the treasury stock method, diluted EPS is computed in the same manner, except that the number of weighted-average shares outstanding is increased by the number of potentially dilutive shares from employee incentive plans during the period.

Basic and diluted EPS are computed independently for each fiscal quarter and year-to-date period, which involves the use of different weighted-average share count figures relating to quarterly and annual periods. As a result, and after factoring the effect of rounding to the nearest cent per share, the sum of all four quarter-to-date EPS figures may not equal year-to-date EPS.

Potentially dilutive shares represent the hypothetical number of incremental shares issuable under the assumed exercise of outstanding stock options (both vested and unvested) and vesting of outstanding RSUs. The calculation of dilutive shares outstanding excludes securities that would have an antidilutive effect on EPS.

The following table sets forth the computation of basic and diluted EPS attributable to Dolby Laboratories, Inc. (in thousands, except per share amounts):

	Fiscal Year Ended		
	September 26, 2025	September 27, 2024	September 29, 2023
Numerator:			
Net income attributable to Dolby Laboratories, Inc.	$255,018	$261,825	$200,656
Denominator:			
Weighted-average shares outstanding—basic	95,868	95,544	95,771
Potential common shares from options to purchase common stock	358	586	763
Potential common shares from restricted stock units	1,213	1,158	1,139
Potential common shares from employee stock purchase plan	40	37	60
Weighted-average shares outstanding—diluted	97,479	97,325	97,733
Net income per share attributable to Dolby Laboratories, Inc.:			
Basic	$ 2.66	$ 2.74	$ 2.10
Diluted	$ 2.62	$ 2.69	$ 2.05
Antidilutive awards excluded from calculation:			
Stock options	1,448	1,152	930
Restricted stock units	1	10	7
Employee stock purchase plan	1	3	2

12. Income Taxes

Our income tax expense, deferred tax assets and liabilities, and unrecognized tax benefits reflect management's best assessment of estimated current and future liabilities. We are subject to income taxes in the U.S. and numerous foreign jurisdictions. Significant judgments and estimates are required in determining the consolidated income tax expense.

Income Tax Provision

The following two tables present the components of our income before provision for income taxes by geographic region and the portion of our provision for income taxes classified as current and deferred (in thousands):

	Fiscal Year Ended		
	September 26, 2025	September 27, 2024	September 29, 2023
United States	$102,907	$ 89,505	$ 44,136
Foreign	200,578	222,974	205,917
Total income before income taxes	**$303,485**	**$312,479**	**$250,053**

	Fiscal Year Ended		
	September 26, 2025	September 27, 2024	September 29, 2023
Current:			
Federal	$(35,095)	$ 702	$ (1,053)
State	581	1,124	1,023
Foreign	76,520	68,013	66,776
Total current	42,006	69,839	66,746
Deferred:			
Federal	4,369	(21,357)	(16,949)
State	(25)	43	(356)
Foreign	643	(362)	(1,032)
Total deferred	4,987	(21,676)	(18,337)
Provision for income taxes	**$ 46,993**	**$ 48,163**	**$ 48,409**

Repatriation of Undistributed Foreign Earnings

As a result of the Tax Cuts and Jobs Act ("Tax Act"), foreign accumulated earnings that were subject to the mandatory Transition Tax as of December 31, 2017, can be repatriated to the U.S. without incurring further U.S. federal tax. The Tax Act changed to a modified territorial tax system through the provision of a 100% dividend received deduction for the foreign-source portions of dividends received from controlled foreign subsidiaries. As a result, we have reevaluated our historical assertion and determined that we no longer consider a vast majority of these earnings to be indefinitely reinvested. During fiscal 2025, we repatriated $160 million of foreign subsidiary earnings which were exempt from foreign withholding tax. As of September 26, 2025, the total undistributed earnings of our foreign subsidiaries were approximately $420 million. The Company does not record any deferred tax liability on the portion of these foreign undistributed earnings considered indefinitely reinvested.

Deferred Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, using enacted tax rates in effect for the year in which the differences are expected to reverse. A summary of the tax effects of the temporary differences were as follows (in thousands):

	Fiscal Year Ended	
	September 26, 2025	September 27, 2024
Deferred income tax assets:		
Investments	$ 5,435	$ 7,410
Inventories	3,195	5,359
Net operating loss	1,426	2,294
Accrued expenses	14,427	13,245
Stock-based compensation	17,483	17,223
Revenue recognition	3,000	4,394
Depreciation and amortization	142,408	139,228
Lease liability	7,675	15,657
Research and development credits	42,488	47,830
Foreign tax credits	20,565	28,777
Deemed repatriated earnings tax benefit	14,587	9,881
Other	3,648	6,067
Total gross deferred income tax assets	276,337	297,365
Less: valuation allowance	(51,015)	(56,922)
Total deferred income tax assets	225,322	240,443
Deferred income tax liabilities:		
Right of use asset	(4,981)	(15,889)
Intangible assets	(5,980)	(4,796)
Deferred income tax assets, net	**$214,361**	**$219,758**

Net Operating Losses and Tax Credit Carryforwards

As of September 26, 2025, the NOL carryforwards for U.S. federal and California were $0.9 million and $1.3 million, respectively, and will start to expire in fiscal 2034 and 2029, respectively. Additionally, we had foreign NOL carryforwards of $5.0 million as of September 26, 2025, which will carry forward indefinitely. As of September 26, 2025, we had foreign tax credit and federal R&D tax credit carryforwards of $20.7 million and $28.8 million, respectively, which will start to expire in fiscal 2029 and fiscal 2035, respectively. We had California R&D tax credits of $48.6 million and foreign R&D tax credits of $7.7 million, which will carry forward indefinitely.

Valuation Allowance. As of September 26, 2025, a $36.2 million valuation allowance was recorded against California deferred tax assets, a $3.7 million valuation allowance was recorded against federal tax credit deferred tax assets, and a $11.1 million valuation allowance was recorded against foreign deferred tax assets for which ultimate realization of its future benefits is uncertain.

Effective Tax Rate

Each period, the combination of multiple different factors can impact our effective tax rate. These factors include both recurring items such as tax rates and the relative amount of income earned in foreign jurisdictions, as well as discrete items that may occur in, but are not necessarily consistent between periods. A reconciliation of the federal statutory tax rate to our effective tax rate on income from continuing operations was as follows:

	Fiscal Year Ended		
	September 26, 2025	September 27, 2024	September 29, 2023
Federal statutory rate	21.0%	21.0%	21.0%
State income taxes, net of federal effect	0.2	0.2	0.3
Stock-based compensation	3.5	1.1	1.2
Research and development tax credits	(5.1)	(2.7)	(2.7)
Foreign-derived intangible income deduction	(1.4)	(1.3)	(2.3)
U.S. tax on foreign entities	1.3	1.3	1.3
Foreign rate differential	(1.2)	(2.1)	(1.9)
Increase (decrease) unrecognized tax benefit	(2.7)	0.6	1.9
Tax Act of 2017	—	(3.2)	—
Other	(0.1)	0.5	0.6
Effective tax rate	**15.5%**	**15.4%**	**19.4%**

Our effective tax rate was 15.5% in fiscal 2025, compared with our federal statutory rate of 21.0%, and with our effective tax rate in fiscal 2024 of 15.4%. The increase in our effective tax rate was primarily due to lower tax benefits related to settlement of stock-based awards and a non-recurring benefit related to the Transition Tax liability under the Tax Act recognized in fiscal 2024, partially offset by the recognition of tax benefits from previously unrecognized tax benefits due to the expiration of the statute of limitations and higher tax credits.

Our effective tax rate was 15.4% in fiscal 2024, compared with our effective tax rate in fiscal 2023 of 19.4%. The decrease in our effective tax rate was primarily due to a tax benefit related to the Transition Tax liability under the Tax Act. Additionally, we recognized tax benefits from previously unrecognized tax benefits due to a lapse in the statute of limitations and reduced benefit from foreign operations.

Uncertain Tax Positions

As of September 26, 2025, the total amount of gross unrecognized tax benefits was $83.7 million, of which $28.1 million, if recognized, would reduce our effective tax rate. Our liability decreased from fiscal 2024 primarily due to releases from the expiration of the statute of limitations, partially offset by additional accruals in fiscal 2025. Our liability for unrecognized tax benefits is classified within other non-current liabilities in our consolidated balance sheet. Over the next twelve months, we estimate that this amount could be reduced by

$1.5 million as a result of the expiration of certain statutes of limitations. Aggregate changes in the balance of gross unrecognized tax benefits, excluding interest and penalties, were as follows (in thousands):

	Fiscal Year Ended		
	September 26, 2025	September 27, 2024	September 29, 2023
Beginning Balance	$ 81,615	$76,304	$69,682
Gross increases—tax positions taken during prior years	15,687	2,346	219
Gross decreases—tax positions taken during prior years	(1,946)	—	(1,143)
Gross increases—tax positions taken during current year	7,514	10,626	7,546
Gross decreases—settlements with tax authorities during current year	(116)	(343)	—
Lapse of statute of limitations	(19,088)	(7,318)	—
Ending Balance	$ 83,666	$81,615	$76,304

Classification of Interest and Penalties

We include interest and penalties related to gross unrecognized tax benefits within our provision for income taxes. To the extent accrued interest and penalties do not ultimately become payable, amounts accrued are reduced in the period that such determination is made and are reflected as a reduction of the overall income tax provision. In fiscal 2025, our current tax provision was decreased by the release of accrued interest expense of $12.2 million, while in fiscal year 2024, our current tax provision was increased by interest expense of $3.3 million. Accrued interest and penalties are included within the related tax liability line item in our consolidated balance sheets. Our accrued interest and penalties on unrecognized tax benefits as of September 26, 2025 and September 27, 2024 were as follows (in thousands):

	Fiscal Year Ended	
	September 26, 2025	September 27, 2024
Accrued interest	$1,428	$13,597
Accrued penalties	98	225
Total	$1,526	$13,822

We continue to monitor the progress of ongoing income tax controversies and the impact, if any, of the expected tolling of the statute of limitations in various taxing jurisdictions. We file income tax returns in the U.S. federal, states, and foreign jurisdictions. Our major tax jurisdictions are the U.S. federal, California, and Ireland.

Our operations in certain jurisdictions remain subject to examination for fiscal 2013 to 2023, some of which are currently under audit or review. We are currently under audit by the IRS for our fiscal 2018 U.S. federal tax year. The resolution of these audits could have a material impact to our consolidated financial statements. We believe that an adequate provision has been made for any adjustments that may result from tax examinations. However, the outcome of tax audits cannot be predicted with certainty. If resolution of any tax issues addressed in our current audits are inconsistent with management's expectations, we may be required to adjust our tax provision for income taxes in the period such resolution occurs.

The final U.S. foreign tax credit regulations, issued on January 4, 2022, introduced significant changes to foreign tax credit utilization. However, temporary relief was granted and extended to delay the effective date of the final regulations until further notice. These provisions may have a material adverse effect on our future tax provisions unless modified or withdrawn.

The OECD published its model rules "Tax Challenges Arising From the Digitalisation of the Economy—Global Anti-Base Erosion Model Rules (Pillar Two)" which established a global minimum corporate tax rate of 15% for certain multinational enterprises. Many countries have implemented or are in the process of implementing the Pillar Two legislation, became applicable to Dolby beginning in fiscal 2025. Dolby recorded an immaterial amount in our fiscal 2025 consolidated financial statements. We continue to monitor the impact as countries implement legislation and the OECD provides additional guidance.

In July 2025, the OBBBA was signed into law in the U.S. OBBBA contains several corporate income tax provisions, including the extension of many expiring provisions from the Tax Cuts and Jobs Act of 2017, modifications to the international tax framework, and restores the ability to elect immediate expensing of domestic research and experimental expenditures under Section 174 and 100% bonus depreciation for qualified property placed in service on or after January 20, 2025. These provisions are generally effective beginning in fiscal 2026. OBBBA did not have a material impact on our income tax expense or financial statements for fiscal 2025. Dolby will continue to evaluate the effects of these provisions in future periods.

13. Restructuring

Restructuring charges recorded as operating expenses in our consolidated statements of operations represent costs associated with separate individual restructuring plans implemented in various fiscal periods. The extent of our costs arising as a result of these actions, including fluctuations in related balances between fiscal periods, is based on the nature of activities under the various plans.

Fiscal 2025 Restructuring Events

In September 2025, we initiated restructuring actions in order to centralize teams into fewer locations to provide better access to talent pools, encourage multi-disciplinary collaboration, and simplify operations. In connection with this plan, we recorded expense in fiscal 2025 of $6.1 million in severance and other related benefits. The remaining components of this plan are expected to be completed by the end of the second quarter of fiscal 2026, resulting in an additional charge of approximately $10 million in severance and other termination benefits. Cash payment of the severance and other termination benefits are expected to be substantially completed by the end of the first quarter of fiscal 2026. These activities are expected to result in estimated gross pre-tax operating income savings of approximately $20 million in fiscal 2026, due to estimated savings in compensation and benefits of impacted employees. The impact of these estimated savings on our operating expenses will be mostly offset by increased investment in our strategic priorities and the effects of inflation on our remaining expenses.

In November 2024, we initiated restructuring actions with the purpose of aligning our R&D resources, and to a lesser extent our S&M resources, with our highest strategic priorities. In connection with this plan, we recorded expense in fiscal 2025 of $9.2 million in severance and other related benefits. The remaining components of this plan were substantially completed by the end of fiscal 2025. Cash payment of the severance and other termination benefits were substantially completed by the end of fiscal 2025. These activities resulted in estimated gross pre-tax operating income savings of approximately $20 million in fiscal 2025, due to estimated savings in compensation and benefits of impacted employees, which was consistent with our expectations. The impact of these estimated savings on our operating expenses was mostly offset by increased investment in our strategic priorities and the effects of inflation on our remaining expenses.

Fiscal 2024 Restructuring Events

In April 2024, we initiated restructuring actions with the purpose of focusing our resources on our highest strategic priorities. In connection with this plan, we recorded an expense in fiscal 2024 of $4.6 million in severance and other related benefits. Cash payment of the severance and other termination benefits were substantially completed by the end of fiscal 2024. These activities resulted in gross pre-tax operating income savings of approximately $3 million in fiscal 2024 and resulted in savings of approximately $11 million within fiscal 2025, which was consistent with our expectations. The impact of these estimated savings on our operating expenses was mostly offset by increased investment in our strategic priorities and the effects of inflation on our remaining expenses.

Fiscal 2023 Restructuring Events

In September 2023, we initiated a restructuring plan with the purpose of focusing our resources on our highest strategic priorities. In continuation with this plan, we recorded an expense in fiscal 2024 of $7.4 million in severance and other related benefits. Cash payment of the severance and other termination benefits were substantially completed by the end of fiscal 2024. These activities resulted in gross pre-tax operating income savings of approximately $40 million within fiscal 2024, which was consistent with our expectations. The impact of these savings on our operating expenses was offset by increased investment in our strategic priorities and the effects of inflation on our remaining expenses.

In June 2023, we implemented a focused restructuring plan, primarily consisting of workforce reductions and facility consolidations to improve execution in alignment with our strategy and to reduce our cost structure through improved utilization of our global infrastructure. Actions and expenses related to this plan were substantially completed by the end of fiscal 2024. These activities resulted in gross pre-tax operating income savings of approximately $20 million in fiscal 2024, which was consistent with our expectations. The impact of these savings on our operating expenses was mostly offset by increased investment in our strategic priorities and the effects of inflation on our remaining expenses.

The table presented below summarizes the changes in our restructuring accruals (in thousands):

	Severance	Leased facility exit costs and other costs	Total
Balance at September 29, 2023	$ 20,352	$ —	$ 20,352
Restructuring charges	6,413	(29)	6,384
Cash payments and adjustments	(24,000)	29	(23,971)
Balance at September 27, 2024	2,765	—	2,765
Restructuring charges	11,624	3,383	15,007
Cash payments and adjustments	(9,724)	(3,383)	(13,107)
Balance at September 26, 2025	$ 4,665	$ —	$ 4,665

Accruals for restructuring charges/(credits) incurred for the restructuring plans described above are included within accrued liabilities in our consolidated balance sheets, while restructuring charges are included within restructuring charges in our consolidated statements of operations.

14. Commitments and Contingencies

In the ordinary course of business, we enter into contractual agreements with third parties that include non-cancelable payment obligations, for which we are liable in future periods. These arrangements can include terms binding us to minimum payments and/or penalties if we terminate the agreement for any reason other than an event of default as described by the agreement. The following table presents a summary of our contractual obligations and commitments as of September 26, 2025 (in thousands):

	Payments Due By Fiscal Period						
	Fiscal 2026	Fiscal 2027	Fiscal 2028	Fiscal 2029	Fiscal 2030	Thereafter	Total
Naming rights	$13,472	$ 8,534	$ 8,642	$ 8,751	$ 8,862	$18,060	$ 66,321
Purchase obligations	36,917	31,663	19,681	19,208	19,208	—	126,677
Donation commitments . . .	183	153	153	153	153	431	1,226
Total	$50,572	$40,350	$28,476	$28,112	$28,223	$18,491	$194,224

Naming Rights

We are party to agreements for naming rights of certain facilities, most significantly for naming rights and related benefits with respect to the Dolby Theatre in Hollywood, California, the location of the Academy Awards®. The term of this agreement is 20 years, over which we will make payments on a semi-annual basis until fiscal 2032. Our ongoing annual payment obligations are conditioned in part on the Academy Awards being held and broadcast from the Dolby Theatre. Our payment obligations may be suspended or reduced in certain circumstances, including the protracted closure of the Dolby Theatre. We also hold the naming rights to Dolby Live at the Park MGM in Las Vegas, Nevada. Dolby Live is a fully integrated performance venue offering live concerts in Dolby Atmos.

Purchase Obligations

Purchase obligations primarily consist of our commitments made under agreements to purchase goods and services related to Dolby Cinema and for purposes that include information technology and telecommunications, marketing and professional services, and manufacturing and other R&D activities. Also included in purchase obligations are non-cancelable commitments to contract manufacturers, including potentially variable obligations related to inventory based on demand forecasts we provide to the contract manufacturers.

Donation Commitments

Our donation commitments relate to non-cancelable obligations that consist of maintenance services and installation of imaging and audio products in exchange for various marketing, branding, and publicity benefits. These donation agreements either transfer title of our audio and imaging products to the donees or offer use of the products free of charge for a specified period of time via a leasing arrangement. The recipients of these donations participate in or promote the cinema and entertainment industry and our commitments vary in length, lasting up to 15 years.

Indemnification Clauses

On a limited basis, our contractual agreements contain a clause under which we agree to provide indemnification to the counterparty, most commonly to licensees in connection with licensing arrangements that include our IP. We have also entered into indemnification agreements with our officers, directors, and certain employees, and our certificate of incorporation and bylaws contain similar indemnification obligations. Additionally, and although not a contractual requirement, we have at times elected to defend our licensees from third party IP infringement claims. Since the terms and conditions of our contractual indemnification clauses do not explicitly specify our obligations, we are unable to reasonably estimate the maximum potential exposure for which we could be liable.

15. Business Combinations

Fiscal 2025

There were no business combinations entered into during fiscal 2025.

Fiscal 2024

GE Licensing

On August 19, 2024, we acquired 100% of the issued and outstanding equity interests of GE Intellectual Property Licensing, LLC and GE Technology Development, Inc., which, collectively with each of their subsidiaries, comprised General Electric's intellectual property licensing business that primarily targeted the consumer digital media and electronics sectors ("GE Licensing" or the "acquiree"). The acquisition is an extension of our existing licensing businesses and is expected to strengthen and expand the scale of our intellectual property portfolio. The total consideration for the acquisition is comprised as the following (in thousands):

	Amount
Total amount paid for consideration	$444,882
Less: Noncontrolling interest in Via LA	(9,921)
Settlement of pre-existing relationship	(750)
Total consideration transferred for acquisition of GE Licensing	434,211
Less: Cash acquired	(2,232)
Total consideration, net of cash acquired	**$431,979**

Prior to the acquisition, GE Licensing held a noncontrolling interest in the Company's majority owned subsidiary Via LA. The indirect acquisition of this noncontrolling interest was accounted for as a separate transaction under ASC 810. The difference between the fair value of the consideration paid of $9.9 million and the carrying amount of the noncontrolling interest acquired of $4.6 million was recognized as a $5.3 million adjustment to equity on the Company's consolidated financial statements.

We have accounted for the taxable transaction under the acquisition method of accounting for business combinations, and the results of operations of GE Licensing have been included in our consolidated statements of operations from the date of acquisition. Additionally, we have estimated the fair values of the net tangible and intangible assets acquired, and liabilities assumed as of the acquisition date, with any amounts paid in excess of the net assets recorded as goodwill. The fair values assigned to assets acquired and liabilities assumed were based on management's estimates and assumptions.

It is impracticable to provide historical supplemental pro forma financial information along with earnings during the period subsequent to the acquisition due to the lack of access to historical information.

The following table summarizes the acquisition date fair values of the assets acquired and liabilities assumed (in thousands):

Recognized Identifiable Assets Acquired and Liabilities Assumed	Purchase Price Allocation
Cash and cash equivalents	$ 2,232
Accounts receivable	20,171
Other current assets	9,636
Assets held for sale, current	24,494
Long-term investments	76,000
Intangible assets	274,197
Goodwill	75,387
Other non-current assets	3,503
Other current liabilities	(15,370)
Contingent liabilities	(14,199)
Other non-current liabilities	(21,840)
Purchase Consideration	**$434,211**

We initially acquired certain assets valued at $18.2 million and increased the estimated fair value of the assets held for sale by $6.3 million for a total value of $24.5 million. These assets were classified as held for sale within prepaid expenses and other current assets on the consolidated balance sheets and are measured at fair value less cost to sell. During fiscal 2025, we sold $15.8 million of the assets classified as held for sale, and the remaining assets no longer met the criteria for held for sale, and as such, we reclassified $8.7 million in assets held for sale to short-term and long-term investments.

Acquired contingencies relate to contingent payments due under an assumed agreement. The payments are contingent on the Company achieving certain revenue targets in the future and are based on a percentage of revenue that exceeds such targets. The Company determined that it is probable at the acquisition date that a liability has been incurred and the amount of the liability can be reasonably estimated in accordance with ASC 450. The Company recognized a contingent liability of $14.2 million on the acquisition date based on a discounted cash flow valuation technique.

Goodwill is representative of our expectation of the benefits and synergies from the integration of GE Licensing operations and the associated assembled workforce, which does not qualify for separate recognition as an intangible asset. All of the goodwill recognized is expected to be deductible for income tax purposes.

The following table summarizes the fair values allocated to the various intangible assets acquired and the weighted-average useful lives over which they will be amortized using the straight-line method:

Intangible Assets Acquired	Purchase Price Allocation	Weighted-Average Useful Life
	(in thousands)	*(in years)*
Patents and technology – HEVC Codecs	$261,697	11
Patents and technology – non-HEVC Codecs	12,500	11
Total	**$274,197**	11

The value of acquired intangibles was determined based on the present value of estimated future cash flows using the multi-period excess earnings method with inputs such as projected revenue attributable to licensors in the patent pools, revenue retention rate, maintenance sales and marketing expenses, income tax rate, post-tax returns for contributory assets, and discount rate.

Acquisition-related costs of $6.4 million were incurred during fiscal 2024. These acquisition-related costs were included in G&A expenses for $4.3 million and in S&M expenses for $2.1 million in the consolidated statements of operations.

THEO Technologies

On July 24, 2024, we completed the acquisition of all outstanding equity interests of THEO, a privately held company. THEO's products enable high-quality online video experiences for customers across sports and entertainment. This acquisition expands on our suite of cloud solutions to provide seamless, synchronized viewer experiences in sports and entertainment. We have included the financial results of THEO in our consolidated financial statements from the date of acquisition, and these results were not material. Additionally, the transaction costs associated with the acquisition were not material.

The total purchase consideration of the acquisition was $58.7 million. We allocated $24.6 million in purchase consideration to identifiable intangible assets, which primarily consisted of customer relationships and developed technology, with estimated useful lives of 3 years to 13 years. We also recorded $39.9 million of goodwill, which is representative of our expectation of benefits and synergies from the integration of THEO technology with our existing technology and the assembled workforce of THEO.

Fiscal 2023

MPEG LA

On April 28, 2023, our wholly-owned subsidiary Via Licensing Corporation ("Via Corp") acquired 100% of MPEG LA, L.L.C. ("MPEG LA"), a privately held patent pool administrator that managed several collaborative licensing programs in video imaging and other technologies. In connection with the transaction, Via Corp changed its structure and name to Via LA and became a majority owned subsidiary of Dolby. The acquisition is expected to strengthen Via LA's licensing capabilities, particularly in video, diversify its revenues, and reinforce its ability to develop new patent licensing programs. The total consideration for the acquisition was as follows (in thousands):

	Amount
Cash	$135,739
Noncontrolling interest in Via LA (24.8 million common equity units)	24,815
Total amount paid to sellers	$160,554
Less: amount deemed post-acquisition expense	(2,174)
Total consideration paid to sellers	$158,380
Assumed settlement of pre-existing relationships due to Dolby	61,313
Total consideration	$219,693
Less: unrestricted cash acquired	(80,633)
Total consideration, net of unrestricted cash acquired	**$139,060**

The noncontrolling interest in Via LA includes $3.6 million of cash held in escrow that was remitted to Dolby in exchange for Via LA common equity units 18 months after the transaction close date. The fair value of the noncontrolling interest was determined through the issuance of equity in lieu of cash. The assumed settlement of pre-existing relationships was determined based on the contractual amounts of payables and receivables between the parties as such amounts approximate fair value.

We accounted for the taxable transaction under the acquisition method of accounting for business combinations, and the results of operations of MPEG LA have been included in the Company's consolidated statements of operations from the date of acquisition and were not material. Additionally, we estimated the fair values of the net tangible and intangible assets acquired, and liabilities assumed as of the acquisition date, with any amounts paid in excess of the net assets recorded as goodwill. The fair values assigned to assets acquired and liabilities assumed were based on management's estimates and assumptions, and any changes to these fair values were not material. As this acquisition was not significant to our reported operating results, pro forma results of operations are not provided.

The following table summarizes the acquisition date fair values allocated to the net assets acquired (in thousands):

Recognized Identifiable Assets Acquired and Liabilities Assumed	Purchase Price Allocation
Cash and cash equivalents	$ 80,633
Restricted cash	143,564
Other current assets	73,556
Intangible assets	86,000
Goodwill	40,579
Other non-current assets	34,298
Amounts payable to patent administrative program partners	(179,616)
Other current liabilities	(21,709)
Non-current liabilities	(37,612)
Purchase Consideration	**$ 219,693**

In connection with the preparation of our consolidated financial statements, we identified an immaterial error related to the acquisition date fair values allocated to net assets acquired, whereby we overstated certain accounts payable to patent administrative program partners and, as a consequence, correspondingly overstated goodwill as of the quarter ended June 30, 2023. We evaluated the error quantitatively and qualitatively, and determined that the related impact was not material to our condensed consolidated financial statements for the third quarter of fiscal 2023. Accordingly, we have revised the previously reported financial information for such immaterial error in the above table. The correction of this error resulted in a decrease to amounts payable to patent administrative program partners and a corresponding decrease to goodwill of $20.3 million, with no impact to total purchase consideration.

Goodwill is representative of our expectation of the benefits and synergies from the integration of MPEG LA operations and the assembled workforce of MPEG LA, which does not qualify for separate recognition as an intangible asset. All of the goodwill recognized is expected to be deductible for income tax purposes.

The following table summarizes the fair values allocated to the various intangible assets acquired and the weighted-average useful lives over which they will be amortized using the straight-line method:

Intangible Assets Acquired	Purchase Price Allocation	Weighted-Average Useful Life
	(in thousands)	*(in years)*
Licensor Relationships - AVC and Other	$36,000	13
Licensor Relationships - HEVC	31,000	10
Implementer Relationships - AVC and Other	12,000	13
Implementer Relationships - HEVC	7,000	10
Total	$86,000	12

The value of acquired intangibles was determined based on the present value of estimated future cash flows using the following methodologies and inputs:

- Licensor Relationships - the multi-period excess earnings method using inputs such as projected revenue attributable to licensors in the patent pools, revenue retention rate, maintenance sales and marketing expenses, income tax rate, post-tax returns for contributory assets, and discount rate.

- Implementer Relationships - the distributor method using inputs such as projected revenue attributable to the existing implementers in the patent pools, distributor margin, income tax rate, and discount rate.

Acquisition-related costs of $3.8 million were incurred during fiscal 2023. These acquisition-related costs were included in G&A expenses in the consolidated statements of operations.

16. Operating Segments and Geographic Information

Operating Segments

We operate as a single reportable segment. We derive the majority of our revenue from licensing audio and video technology to electronics manufacturers, and a lesser portion of our revenue by offering premium audio and video technologies to cinema exhibitors. Our CODM is our Chief Executive Officer, who reviews financial information presented on a consolidated basis to assess performance and allocate resources. Our CODM uses consolidated net income, as reported on the consolidated statements of operations, as the primary measure of segment profit or loss by comparing actual results to the prior year comparative results and any internally and externally set expectations. Our CODM does not assess segment performance or make operating decisions using asset or liability information.

The following table presents selected financial information and significant segment expenses for the periods presented (in thousands):

	Fiscal Year Ended		
	September 26, 2025	September 27, 2024	September 29, 2023
Total revenue	$1,349,130	$1,273,721	$1,299,744
Less:			
Cost of licensing [1]	56,907	64,314	64,642
Cost of products and services [1] [2]	71,681	69,441	82,731
Research and development expense [1] [2]	223,292	225,449	231,798
Sales and marketing expense [1] [2]	314,466	291,508	311,189
General and administrative expense [1] [2]	235,254	222,922	218,028
Restructuring charges	15,007	6,384	47,061
Stock-based compensation	128,514	119,825	118,486
Amortization of acquisition-related intangibles	40,856	15,552	10,056
Interest (income)/expense, net	(15,376)	(34,077)	(28,086)
Equity method investees' net income	(24,065)	(14,212)	(5,145)
Other income, net [1] [3]	(891)	(5,864)	(1,069)
Income tax expense	46,993	48,163	48,409
Net income including noncontrolling interest	256,492	264,316	201,644
Less: Net income attributable to noncontrolling interest	(1,474)	(2,491)	(988)
Net income attributable to Dolby Laboratories, Inc.	$ 255,018	$ 261,825	$ 200,656

(1) Excludes amortization of acquisition-related intangibles presented separately.
(2) Excludes stock-based compensation expense presented separately.
(3) Excludes our proportional share of net income in our equity method investees presented separately.

Geographic Information

The methods to determine revenue by geographic region for each of the three categories included within total revenue in our consolidated statements of operations are described within the table presented below.

Revenue Category	Basis For Determining Geographic Location
Licensing	Region in which our licensees' headquarters are located
Products	Destination to which our products are shipped
Services	Location in which the relevant services are performed

The following tables present selected information regarding total revenue by geographic location (amounts presented in thousands).

Revenue Composition—U.S. and International

	Fiscal Year Ended		
Location	September 26, 2025	September 27, 2024	September 29, 2023
United States	$ 496,990	$ 450,265	$ 466,030
International	852,140	823,456	833,714
Total revenue	**$1,349,130**	**$1,273,721**	**$1,299,744**

Revenue Concentration—Significant Individual Geographic Regions

	Fiscal Year Ended		
Location	September 26, 2025	September 27, 2024	September 29, 2023
United States	37%	35%	36%
South Korea	12%	13%	14%
China	26%	22%	22%
Japan	7%	8%	9%
Europe	9%	12%	10%
Other	9%	10%	9%
Total	**100%**	**100%**	**100%**

Long-lived tangible assets, net of accumulated depreciation, by geographic region were as follows (in thousands):

Location	September 26, 2025	September 27, 2024
United States	$374,683	$385,155
International	95,925	93,954
Total long-lived tangible assets, net of accumulated depreciation	**$470,608**	**$479,109**

17. Legal Matters

We are involved in various legal proceedings that occasionally arise in the normal course of business. These can include claims of alleged infringement of IP rights, commercial, employment, and other matters. In our opinion, resolution of these proceedings is not expected to have a material adverse impact on our operating results or financial condition. On a quarterly basis, we evaluate based on the known facts and circumstances whether a potential loss or range of losses is considered probable and reasonably estimable in accordance with U.S. GAAP. We record a provision for a liability relating to these legal proceedings when a loss is both probable and the amount of the loss can be reasonably estimated. Legal costs associated with these legal proceedings are expensed as incurred.

Given the unpredictable nature of legal proceedings, it is possible that an unfavorable resolution of one or more such proceedings could materially affect our future operating results or financial condition in a particular period, including as a result of required changes to our licensing terms, monetary penalties, and other potential consequences. However, based on the information known by us as of the date of this filing and the rules and regulations applicable to the preparation of our consolidated financial statements, any such amounts are either immaterial, or it is not probable that a potential loss has been incurred or the amount of loss cannot be reasonably estimated.

18. Related Parties

We maintain contractual agreements relating to certain entities affiliated with the Dolby family, who is considered a related party as our principal stockholder. These jointly-owned entities were established for the purpose of acquiring and leasing commercial property in the U.S. and U.K. primarily for our operational use. Although the entities affiliated with the Dolby family hold a majority economic interest in such jointly-owned entities, they have a noncontrolling interest since they are the limited member or LP in each of these entities. Therefore, we have consolidated the entities' assets and liabilities and results of operations in our consolidated financial statements. The share of earnings and net assets of the entities attributable to the limited member or LP, as the case may be, is reflected as noncontrolling interest in our consolidated financial statements.

As of September 26, 2025, we hold a 49.0% minority ownership interest in Dolby Properties Burbank, LLC, which owns a facility in Burbank that we are leasing until 2030. We also own 10.0% minority ownership interest in Dolby Properties, LP, which owns a facility in Wootton Bassett, England. We are no longer leasing the Wootton Bassett facility.

We also leased from our principal stockholder a commercial office building located at 100 Potrero Avenue in San Francisco, California under a term that expired on October 31, 2024.

Distributions

Distributions made by the jointly-owned real estate entities to our principal stockholder were as follows (in thousands):

	Fiscal Year Ended		
	September 26, 2025	September 27, 2024	September 29, 2023
Distributions to principal stockholder	$(250)	$(262)	$(266)

19. Retirement Plans

We maintain a tax-qualified Section 401(k) retirement plan for employees in the U.S. and similar plans in foreign jurisdictions. Under the plan, employees are eligible to receive matching contributions and profit-sharing contributions. We also maintain a SERP, a non-qualified, employer-funded defined contribution retirement plan which was terminated in fiscal 2005.

Retirement plan expenses, which are included in cost of products and services, R&D, S&M, and G&A expense in our consolidated statements of operations, were as follows (in thousands):

	Fiscal Year Ended		
	September 26, 2025	September 27, 2024	September 29, 2023
Retirement plan expenses	$24,739	$24,558	$24,925

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain "disclosure controls and procedures," as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended ("Exchange Act"), that are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Additionally, in designing disclosure controls and procedures, our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures. The design of any disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Subject to the limitations noted above, our management, with the participation of our CEO and CFO, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the fiscal year covered by this Annual Report on Form 10-K. Based on that evaluation, the CEO and CFO have concluded that, as of such date, our disclosure controls and procedures were effective to meet the objective for which they were designed and operate at the reasonable assurance level.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company as defined in Rule 13a-15(f) or 15d-15(f) of the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP, and includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of the Company's internal control over financial reporting as of September 26, 2025 using the criteria established in *Internal Control—Integrated Framework (2013)* issued by the COSO. Based on this assessment and those criteria, management concluded that our internal control over financial reporting was effective as of September 26, 2025. Our internal control over financial reporting has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, which appears in Part II, Item 8 of this Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the fiscal quarter ended September 26, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Securities Trading Plans of Directors and Executive Officers

During the fiscal quarter ending September 26, 2025, the following directors and officers, as defined in Rule 16a-1(f), adopted a "Rule 10b5-1 trading arrangement" as defined in Regulation S-K Item 408, as follows:

On August 4, 2025, Tony Prophet, a member of our Board of Directors, adopted a Rule 10b5-1 trading arrangement providing for the sale from time to time of an aggregate of up to 3,300 shares of our Class A common stock. The trading arrangement is intended to satisfy the affirmative defense in Rule 10b5-1(c). The duration of the trading arrangement is until August 4, 2026, or earlier if all transactions under the trading arrangement are completed.

On August 22, 2025, Shriram Revankar, our Senior Vice President, Advanced Technology Group, adopted a Rule 10b5-1 trading arrangement providing for the sale from time to time of an aggregate of up to 12,000 shares of our Class A common stock. The trading arrangement is intended to satisfy the affirmative defense in Rule 10b5-1(c). The duration of the trading arrangement is until August 19, 2026, or earlier if all transactions under the trading arrangement are completed.

On August 26, 2025, Robert Park, our Senior Vice President and Chief Financial Officer, adopted a Rule 10b5-1 trading arrangement providing for the sale from time to time of an aggregate of up to 4,895 shares of our Class A common stock. The trading arrangement is intended to satisfy the affirmative defense in Rule 10b5-1(c). The duration of the trading arrangement is until August 27, 2026, or earlier if all transactions under the trading arrangement are completed.

No other officers or directors, as defined in Rule 16a-1(f), adopted and/or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement," each as defined in Regulation S-K Item 408, during the fiscal quarter ending September 26, 2025.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item is incorporated by reference from the information set forth in the sections under the headings "Election of Directors," "Corporate Governance Matters," "Executive Officers," "Compensation Discussion and Analysis—Insider Trading Policies and Procedures," and "Delinquent Section 16(a) Reports" in our Definitive Proxy Statement to be filed with the SEC in connection with the Annual Meeting of Stockholders to be held in 2026 ("2026 Proxy Statement").

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference from the information in the 2026 Proxy Statement under the headings "Compensation Discussion and Analysis," "Report of the Compensation Committee of the Board of Directors," "Executive Compensation Tables and Related Matters," "Compensation of Directors," and "Corporate Governance Matters—Compensation Committee Interlocks and Insider Participation."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item concerning securities authorized for issuance under equity compensation plans and security ownership of certain beneficial owners and management is incorporated by reference from the information in the 2026 Proxy Statement under the headings "Executive Compensation Tables and Related Matters—Equity Compensation Plan Information" and "Security Ownership of Certain Beneficial Owners and Management."

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item concerning transactions with related persons and director independence is incorporated by reference from the information in the 2026 Proxy Statement under the headings "Certain Relationships and Related Transactions" and "Corporate Governance Matters."

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this item is incorporated by reference from the information in the 2026 Proxy Statement under the heading "Ratification of Independent Registered Public Accounting Firm."

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

1. Financial Statements: See "Index to Consolidated Financial Statements" in Part II, Item 8 of this Annual Report on Form 10-K.
2. Financial Statement Schedules: Financial statement schedules have been omitted as the information required is inapplicable or the information is presented in the consolidated financial statements and related notes.
3. Exhibits: The exhibits listed in the accompanying index to exhibits are filed or incorporated by reference as part of this Annual Report on Form 10-K.

INDEX TO EXHIBITS

Exhibit Number	Description	Incorporated by Reference Herein	
		Form	Date
2.1*	Asset Contribution Agreement dated November 19, 2004, by and between the Registrant, Dolby Laboratories Licensing Corporation, Ray Dolby individually, Ray Dolby as Trustee for the Ray Dolby Trust under the Dolby Family Trust instrument dated May 7, 1999, and Ray and Dagmar Dolby Investments L.P.	Registration Statement on Form S-1 (No. 333-120614), Amendment No. 1	December 30, 2004
3.1	Amended and Restated Certificate of Incorporation	Registration Statement on Form S-1 (No. 333-120614), Amendment No. 2	January 19, 2005
3.2	Certificate of Amendment to Amended and Restated Certificate of Incorporation	Current Report on Form 8-K	February 7, 2025
3.3	Amended and Restated Bylaws	Current Report on Form 8-K	February 9, 2024
4.1	Form of Registrant's Class A Common Stock Certificate	Registration Statement on Form S-1 (No. 333-120614), Amendment No. 1	December 30, 2004
4.2	Form of Registrant's Class B Common Stock Certificate	Registration Statement on Form 8-A	January 25, 2006
4.3	Description of Capital Stock	Annual Report on Form 10-K	November 25, 2019
10.1*	2020 Stock Plan, as amended and restated on February 7, 2023 ("2020 Stock Plan")	Current Report on Form 8-K	February 10, 2023
10.2*+	Form of Global Stock Option Agreement under the 2020 Stock Plan		
10.3*+	Form of Executive Global Stock Option Agreement under the 2020 Stock Plan		
10.4*+	Form of Global Restricted Stock Unit Agreement under the 2020 Stock Plan		
10.5*+	Form of Executive Global Restricted Stock Unit Agreement under the 2020 Stock Plan		
10.6*	Form of Executive Performance-Based Stock Option Agreement	Current Report on Form 8-K	December 11, 2015
10.7*+	Form of Executive Performance-Based Restricted Stock Units		
10.8*	French Sub-Plan to the 2020 Stock Plan	Quarterly Report on Form 10-Q	July 29, 2021
10.9*+	Form of Restricted Stock Unit Agreement—France		
10.10*	Employee Stock Purchase Plan ("ESPP"), as amended and restated on February 7, 2023	Current Report on Form 8-K	February 10, 2023

Exhibit Number	Description	Incorporated by Reference Herein	
		Form	**Date**
10.11*+	Form of Subscription Agreement under the ESPP		
10.12*	2025 Dolby Executive Bonus Plan	Current Report on Form 8-K	November 15, 2024
10.13*	Form of Indemnification Agreement entered into between the Registrant and its Directors & Officers	Registration Statement on Form S-1 (No. 333-120614)	November 19, 2004
10.14*	Employment Agreement dated February 24, 2009, by and between Dolby Laboratories, Inc. & Kevin Yeaman	Quarterly Report on Form 10-Q	April 30, 2009
10.15*	Amendment, dated as of December 19, 2012, to Employment Agreement dated as of February 24, 2009, by and between Dolby Laboratories, Inc. and Kevin Yeaman	Quarterly Report on Form 10-Q	February 6, 2013
10.16*	Offer Letter dated September 23, 2021 by and between Robert Park and Dolby Laboratories, Inc.	Quarterly Report on Form 10-Q	February 4, 2022
10.17*	Offer Letter by and between Andy Sherman & Dolby Laboratories, Inc.	Quarterly Report on Form 10-Q	May 10, 2011
10.18*	Offer Letter dated April 6, 2022 by and between Shriram Revankar and Dolby Laboratories, Inc.	Quarterly Report on Form 10-Q	August 9, 2022
10.19*	Offer Letter dated June 26, 2018 by and between Todd Pendleton and Dolby Laboratories, Inc.	Quarterly Report on Form 10-Q	August 1, 2018
10.20	Credit Agreement dated as of November 14, 2024 among Dolby Laboratories, Inc., certain subsidiaries thereof, and Bank of America, N.A.	Current Report on Form 8-K	November 19, 2024
14.1+	Dolby Laboratories, Inc. Code of Business Conduct and Ethics		
19.1+	Dolby Laboratories, Inc. Insider Trading Policy		
19.2	Rule 10b5-1 Trading Plan Policy	Annual Report on Form 10-K	November 19, 2024
21.1+	List of significant subsidiaries of the Registrant		
23.1+	Consent of KPMG LLP, Independent Registered Public Accounting Firm		
24.1	Power of Attorney (incorporated by reference from the signature page of this Annual Report on Form 10-K)		

Exhibit Number	Description	Incorporated by Reference Herein	
		Form	Date
31.1+	Certification of Chief Executive Officer pursuant to Exchange Act Rule 13a-14(a)/ 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act		
31.2+	Certification of Chief Financial Officer pursuant to Exchange Act Rule 13a-14(a)/ 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act		
32.1‡	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act		
97.1	Dolby Laboratories, Inc. Amended and Restated Policy on Recoupment of Compensation	Annual Report on Form 10-K	November 19, 2024
101.INS‡	XBRL Instance Document		
101.SCH‡	XBRL Taxonomy Extension Schema Document		
101.CAL‡	XBRL Taxonomy Extension Calculation Linkbase Document		
101.DEF‡	XBRL Extension Definition		
101.LAB‡	XBRL Taxonomy Extension Label Linkbase Document		
101.PRE‡	XBRL Taxonomy Extension Presentation Linkbase Document		

+   Filed herewith.
*   Denotes a management contract or compensatory plan or arrangement.
‡   Furnished herewith.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 18, 2025

DOLBY LABORATORIES, INC.

By: _____/S/   ROBERT PARK_____
Robert Park
Senior Vice President and Chief Financial Officer
(Principal Financial Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Kevin J. Yeaman and Robert Park, and each of them, his or her attorney-in-fact, each with the power of substitution, for him or her in any and all capacities, to sign any amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his or her substitutes, may do or cause to be done by virtue of hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
/S/ PETER GOTCHER **Peter Gotcher**	Chairman of the Board of Directors	November 18, 2025
/S/ KEVIN J. YEAMAN **Kevin J. Yeaman**	President, Chief Executive Officer and Director (Principal Executive Officer)	November 18, 2025
/S/ ROBERT PARK **Robert Park**	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	November 18, 2025
/S/ RYAN NICHOLSON **Ryan Nicholson**	Vice President, Chief Accounting Officer (Principal Accounting Officer)	November 18, 2025
/S/ DAVID DOLBY **David Dolby**	Director	November 18, 2025
/S/ TONY PROPHET **Tony Prophet**	Director	November 18, 2025

SIGNATURE	TITLE	DATE
/S/ EMILY ROLLINS	Director	November 18, 2025
Emily Rollins		
/S/ SIMON SEGARS	Director	November 18, 2025
Simon Segars		
/S/ ANJALI SUD	Director	November 18, 2025
Anjali Sud		
/S/ AVADIS TEVANIAN, JR.	Director	November 18, 2025
Avadis Tevanian, Jr.		

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Dolby Laboratories (NYSE: DLB) is a world leader in immersive entertainment. From movies and TV, to music, sports, gaming, and beyond, Dolby transforms the science of sight and sound into spectacular experiences for billions of people worldwide across all their favorite devices. We partner with artists, storytellers, and the brands you love to transform entertainment and digital experiences through groundbreaking innovations like Dolby Atmos, Dolby Vision, Dolby Cinema, and Dolby OptiView.

For more information, please visit: www.dolby.com.

Executive Officers and Directors

Kevin Yeaman
President, Chief Executive Officer,
and Director

Robert Park
Senior Vice President and
Chief Financial Officer

Andy Sherman
Executive Vice President,
General Counsel, and Corporate Secretary

John Couling
Senior Vice President, Entertainment

Todd Pendleton
Senior Vice President and
Chief Marketing Officer

Shriram Revankar
Senior Vice President,
Advanced Technology Group

Outside Directors

Peter Gotcher
Chairman of the Board of Directors
David Dolby
Tony Prophet
Emily Rollins
Simon Segars
Anjali Sud
Avadis Tevanian, Jr.

Investor Relations

Dolby Laboratories, Inc.
1275 Market Street
San Francisco, CA 94103-1410
http://investor.dolby.com
investorrelations@dolby.com

Transfer Agent and Registrar

Computershare Trust Company, N.A.
P.O. Box 43006
Providence, RI 02940-3006
800-587-3984
www.computershare.com/investor

Legal Counsel

Wilson Sonsini Goodrich & Rosati,
Professional Corporation
Palo Alto, CA

Public Accounting

KPMG LLP
San Francisco, CA

Class A Common Stock

Listed on the New York Stock Exchange
under stock symbol DLB

A copy of Dolby's Annual Report on Form
10-K may be ordered, viewed, or
downloaded at http://investor.dolby.com.



Investor Relations
Dolby Laboratories, Inc.
dolby.com

1275 Market Street
San Francisco, CA 94103-1410 USA
T 415-558-0200   F 415-645-4000

 